Prepared for:

Quaterra Resources, Incorporated &
Quaterra Alaska, Incorporated

Quaterra Alaska Inc.

#1100-1199 West Hastings Street
Vancouver, BC V6E 3T5
Canada
Phone (604) 681-9059
Fax (604) 688-4670

Report Date: 01-21-2011

Tetra Tech
Project No.114-310920

Town of Yerington
Historic MacArthur Pit
Historic Bench Face

Prepared by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, Colorado 80401
(303) 217-5700 (303) 217-5705 fax

MacArthur Copper Project	Quaterra Alaska Inc.

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MacArthur Copper Project	Quaterra Alaska Inc.

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MacArthur Copper Project	Quaterra Alaska Inc.

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MacArthur Copper Project	Quaterra Alaska Inc.

LIST OF TABLES

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MacArthur Copper Project	Quaterra Alaska Inc.

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MacArthur Copper Project	Quaterra Alaska Inc.

LIST OF FIGURES

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MacArthur Copper Project	Quaterra Alaska Inc.

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MacArthur Copper Project	Quaterra Alaska Inc.

LIST OF APPENDICES

APPENDIX A:	LIST OF UNPATENTED MINING CLAIMS
APPENDIX B:	EXPLORATION HISTORY OF THE MACARTHUR OXIDE COPPER PROPERTY BY THE ANACONDA COMPANY, 1972
APPENDIX C:	DRILLHOLE LISTING FOR THE MACARTHUR COPPER PROJECT BY QUATERRA ALASKA INC., 2007 - 2010
APPENDIX D:	COMPLETE DRILLHOLE LISTING FOR THE MACARTHUR COPPER PROJECT

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MacArthur Copper Project	Quaterra Alaska Inc.

1.0	SUMMARY

Quaterra Alaska Inc. (Quaterra), a wholly owned subsidiary of Quaterra Resources, Inc. commissioned Tetra Tech Inc. (Tt) to prepare a Canadian National Instrument 43-101 (NI 43-101) compliant Technical Report (TR) for the MacArthur Copper Project in Lyon County, Nevada. This report is an update of the March 2009 report and reflects the changes to the project as a result of the 2009-2010 exploration drilling and continued geological and geophysical investigations. The Qualified Person for this report is Mr. John W. Rozelle, P.G., Principal Geologist for Tetra Tech, Golden Colorado.

The MacArthur Copper Property is located near the geographic center of Lyon County, Nevada, USA along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada. The property is accessible from Yerington by approximately five miles of paved roads and two miles of maintained gravel road. Topographic coverage is on US Geological Survey “Mason Butte” and “Lincoln Flat” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada approximately 75 miles to the northwest.

1.1	Historic Drilling

Over the history of the project, previous operators have contributed more than 300 holes to the current drillhole database. TABLE 1-1 summarizes the exploration history of the MacArthur area.

TABLE 1-1: EXPLORATION DRILLING HISTORY QUATERRA ALASKA, INC. – MACARTHUR PROJECT February 2009
Operator	Drill Program Date Range	Number of Holes Drilled	Feet Drilled
U.S. Bureau of Mines	1947-50	8	3,414
Anaconda Company	1955-57	14	3,690
Bear Creek Mining Company	1963-??	~14	Unknown
Superior Oil Company	1967-68	11	13,116
Anaconda Company	1972-73	280	55,809
Pangea Explorations, Inc.	1987-1991	15	2,110
Arimetco International, Inc.	Unknown	Unknown	Unknown
Total		342	78,139

1.2	Geology and Mineralization

The MacArthur property is one of several copper deposits and prospects located near the town of Yerington that collectively comprise the Yerington Mining District. The property is underlain by Middle Jurassic granodiorite and quartz monzonite intruded by northwesterly-trending, steeply north-dipping quartz porphyry dike swarms. These dikes host a large portion of the primary copper mineralization at the nearby Yerington mine and are associated with all copper occurrences in the district.

The MacArthur copper deposit, based on drilling to date, consists of a 50-150 foot thick, tabular zone of secondary copper (oxides and/or chalcocite) covering an area of approximately 1.5 square miles. This mineralized zone has been only partially delineated and remains open in all directions. Limited drilling has also intersected underlying primary copper mineralization open in all directions.

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MacArthur Copper Project	Quaterra Alaska Inc.

Oxide copper mineralization is most abundant and particularly well exposed in the walls of the MacArthur pit. The most common copper mineral is chrysocolla with minor malachite, azurite and neotocite. The flat-lying zones of oxide copper mirror topography, exhibit strong fracture control and range in thickness from 50 to 100 feet. Secondary chalcocite mineralization forms a blanket up to 50 feet or more in thickness that is mixed with and underlies the oxide copper. Primary chalcopyrite mineralization has been intersected in several locations mixed with and below the chalcocite. The extent of the primary copper is unknown as many of the drill holes bottomed at 400 feet or less.

The MacArthur deposit is part of a large, partially defined porphyry copper system that has been complicated by complex faulting and possible post-mineral tilting. Events leading to the current geometry and distribution of known mineralization include 1) emplacement of primary porphyry copper mineralization; 2) supergene enrichment resulting in the formation of a widespread, tabular zone of secondary chalcocite mineralization below outcrops of totally oxidized rocks called a leached cap; 3) oxidation of outcropping and near-surface parts of this chalcocite blanket, as well as oxidation of the primary porphyry sulfide system coupled with partial remobilization of copper to form the upper zone of oxide copper now exposed in the MacArthur pit and throughout the MacArthur property.

Geophysics

Quaterra completed a helicopter-borne aeromagnetic survey in 2007 and an Induced Polarization-Resistivity (IPR) survey in 2009 over the MacArthur property coupled with the application of a 2-dimensional inversion algorithm to historical IPR data. These surveys present a geophysical interpretation of the area that is both indicative of mineralization presently identified on the property and offers prospective targets for future exploration. Quaterra had success in initial drilling of high magnetic anomalies located at the southwest and northeast margins of the drilled area both of which call for additional drilling. The North Porphyry Target, supported by both coincident IP and low resistivity anomalies, returned primary sulfide mineralization grading 0.58 percent Cu over 65 feet from a single drill hole. Quaterra’s 2009 IPR survey identified IP anomalies outboard from the mineralized drill intercept that remain untested. To the southwest, limited drilling in the Gallagher prospect area has intersected significant widths of chalcopyrite mineralization. Further, the 2009 IP data identified anomalous IP extending below the existing bottoms of most drilling.

1.3	2009-2010 Exploration Drilling Program

Quaterra has completed 123,119.1 feet of drilling in 250 holes since the onset of drilling in 2007. Core footage totals 26,931.6 feet in 52 holes, reverse circulation (RC) footage totals 96,187.5 feet in 198 RC holes (RC footage includes precollar drilling in three of the core holes). Quaterra’s initial objective was to verify and expand the MacArthur oxide resource as had been defined by the 1972-1973 Anaconda drilling program and, importantly, to follow up chalcocite intercepts in several Anaconda holes as well as in a few outlying Bear Creek Mining Company (BCMC) holes. Quaterra’s program successfully expanded the oxide mineralization outbound from the MacArthur pit and encountered a widespread, underlying tabular blanket of mixed oxide-chalcocite mineralization that remained open in late 2008 for extension by additional drilling to the north, west and south of the MacArthur pit. The chalcocite mineralization is associated with and overlies sulfide mineralization.

Following Bureau of Land Management approval for a Plan of Operations in November 2009, Quaterra focused on infill and step-out drilling designed to link and expand the acid soluble oxide and chalcocite mineralization at the incompletely drilled 1.5 square mile mineralized MacArthur project area. Limited testing of primary sulfide mineralization was also targeted based on favorable alteration and untested geophysical anomalies. Exterior boundaries of acid soluble mineralization continued to expand and presently remain open in all directions with wide-spaced primary sulfide intercepts open in all directions.

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MacArthur Copper Project	Quaterra Alaska Inc.

1.4	Resource Estimation

The mineral resource estimates have been generated from drillhole sample assay analyses and the interpretation of a geologic model which relates to the spatial distribution of copper in the MacArthur deposit. Interpolation characteristics have been defined based on the geology, drillhole spacing, and geostatistical analysis of the data.

Block Model Definition

The block model parameters for MacArthur were defined to best reflect both the drillhole spacing and current geologic interpretations. TABLE 1-2 shows the MacArthur block model parameters.

TABLE 1-2: MACARTHUR MODEL PARAMETERS QUATERRA ALASKA, INC. – MACARTHUR PROJECT December 2010
MacArthur Model Parameters	X (Columns)	Y (Rows)	Z (Levels)
Origin (lower left corner):	2,429,300.	14,685,800	2,800
Block size (feet)	25	25	20
512	512	400	150
Rotation	0 degrees azimuth from North to left boundary
Composite Length	20 feet (Bench)

Assay Database

The Excel database provided by Quaterra contained the pertinent drillhole and assay information for the MacArthur deposit. The database contained 557 drill holes of which 525 drill holes from Quaterra and Anaconda (Metech) were used. The 32 holes removed were holes with limited or no information on the assays (Pangea Gold 1991, Superior, USBM 1952, Anaconda 1955-57). Of the 525 holes used, there are 280 Anaconda (Metech) RC holes and 245 Quaterra holes (52 core and 193 RC holes). The drillholes used traversed 177,089 feet, producing 35,101 total copper sample assay values at a nominal five feet in length. Five additional holes were drilled by Quaterra, but three were outside the resource area, and assays were not yet received on two holes.

Compositing

The assay data were composited to a 20-foot bench so that the planning data better reflect future mining scenarios. The composites were assigned MinZones based on constructed wireframe surfaces. First, GEMS™ was used to assign a MinZone to each block within the model. When a majority of a block fell within the interpreted MinZone wireframe it was assigned that code. These coded blocks were then imported into MicroModel® and used to tag and recode each composite using a simple majority rule. These composites codes were used in the resource estimation.

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MacArthur Copper Project	Quaterra Alaska Inc.

Geostatistical Analyses

A total of twenty-two (21 directional and 1 omni-directional) variograms were calculated using MicroModel® for each Mineral Zone within each model area (NW and SE). The program searches along each direction for data pairs within a 12.5 -degrees window angle and 5-foot tolerance band. All experimental variograms are inspected so that spatial continuity along a primary, secondary and tertiary direction can be modeled. TABLE 1-3 details the whole-block kriging parameters used to develop the MacArthur resource estimate.

Each variogram model was then validated using the “jackknifing” method. This method sequentially removes values and then uses the remaining composites to krige the missing value using the proposed variogram. An example correlation plot of estimate and true values generated by jackknifing is shown in the top panel of FIGURE 1-1. The scatter of points represents the plotting of the estimated value and true value pairs. A perfect estimate would produce a scatter plot of points along a 45-degree line.

The second panel of FIGURE 1-1 shows a histogram of the difference between the estimated and true values, usually referred to as the error of estimation. This histogram shows that the error centers at zero and is slightly skewed positive. Kriging as an averaging method will always underestimate the highest grades; hence positive skew of the jackknife error is expected. It is Tt’s opinion that the estimation parameters developed have produced a representative and acceptable resource estimate of the total copper present at the MacArthur property.

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MacArthur Copper Project	Quaterra Alaska Inc.

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Correlation Analysis
20-Jan-09
NUMBER OF SAMPLES = 3254
MEAN LOG OF PRIMARY (X) =
LOG VARIANCE OF PRIM. (X) =
THIRD PARAMETER PRIM. (X) = 0.0000
MEAN LOG OF SECONDARY (Y) =
LOG VARIANCE OF SEC. (Y) =
THIRD PARAMETER SEC. (Y) = 0.0000
COVARIANCE =
CORRELATION COEFICIENT = 0.5197
SLOPE (Y ON X) = 0.4144
CONSTANT (Y ON X) =
SLOPE (X ON Y) =
CONSTANT (X ON Y) =
SLOPE (MAJOR AXIS) =
CONSTANT (MAJOR AXIS) =
LOGARITHMIC SCALE - KRIGED
LOGARITHMIC SCALE - c_cu
0.01
0.1
1
10

Histogram: DIFFERENCE
normal (x,0,.1) *.01*993.+normal (x,0,.05) *.01*900
K-S d=.08260, p<.01 ; Lilliefors p<.01
Expected Normal
No. of obs.
X <= Category Boundary
0
20
40
60
80
100
120
140
-0.48 -0.45 -0.42 -0.39 -0.36 -0.33 -0.30 -0.27 -0.24 -0.21 -0.18 -0.15 -0.12 -0.09 -0.06 -0.03 0.00 0.03 0.06 0.09 0.12 0.15 0.18 0.21 0.24 0.27 0.30 0.33 0.36

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	***QUATERRA ALASKA, INC.***	Fig1-1.cdr	**Figure 1-1** **Jackknife Validation of Kriging Model (SE Area, Minzone 10)**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 02/09/2009

MacArthur Copper Project	Quaterra Alaska Inc.

Resource Classification

Tt used a two-part approach to classify the total copper resources. This approach takes into account the spatial distribution of the drilling, the distance to the nearest data points used to estimate a block, and finally the relative kriging error generated by the estimate grade. Tt has found this approach to be very robust and provide highly reproducible results. The following points detail this approach.

  A measured block requires a minimum of 22 samples, with a maximum of five samples per sector in a six sector search pattern and a maximum of three composites coming from a single drillhole. This implies that in most cases, for a block to be classified as measured there must be at least eight drillholes in four cardinal directions.

  The constraints for an indicated block are not as stringent as for a measured block. An indicated block requires a minimum of 12 samples, with a maximum of four samples per sector in a sector search pattern and a maximum number of four composites coming from a single drillhole. This implies that for most cases an indicated block must have at least three drillholes in three of the four cardinal directions.

  Relaxing the constraints even more, an inferred block generally requires a minimum of four samples, with a maximum of four samples per sector in a sector search pattern and a maximum number of four composites from a single drillhole. This implies that for MinZone 10 and 30, an inferred block must have at least one hole with 80 feet of mineralized material within the appropriate MinZone.

In addition to the kriging search parameters, kriging error comes into play in determining if a block falls into a particular class. Tt has found that by plotting the kriging error as a log-probability plot, there is a natural break in the distribution and signifies when the error is too great to allow a block to be classified as measured or indicated. In the case of the MacArthur deposit, any block with kriging error above 0.75 was classified as inferred.

Estimated Resources

TABLE 1-4 presents the measured resources, TABLE 1-5 presents the indicated resources, and TABLE 1-6 presents the measured and indicated resources. TABLE 1-7 presents the inferred resources. The base case cutoff grade for the leachable resources is 0.12 percent TCu. The base case cutoff grade for the primary sulfide resources is 0.15 percent TCu. Both of these values are representative of actual operating cutoff grades in use as of the date of this report. It is Tt’s opinion that the MacArthur Mineral Resources meet the current CIM definitions for classified resources.

Based on the work presented in this report, there are still significant areas within the current drillhole pattern and adjacent to the drilled areas for development of additional mineral resources. It is Tt’s recommendation that future drilling be targeted in three primary areas:

1.	Further Infill and improvement of the known oxide and chalcocite resources,

2.	Continued efforts to enlarge the oxide and chalcocite/oxide mix resource areas, and

3.

Continued investigation of the potential primary sulfide mineralization at depth which has now seen success with only limited testing, with plans for follow-up drilling and drilling of untested geophysical and geological primary sulfide targets.

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MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 1-4: MEASURED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	381	0.584	4,452
	0.40	1,232	0.485	11,938
	0.35	2,299	0.433	19,896
	0.30	4,463	0.379	33,821
	0.25	9,899	0.320	63,294
	0.20	23,365	0.263	122,947
	0.18	30,914	0.245	151,664
	0.15	41,544	0.225	186,865
	0.12	48,337	0.213	205,432
Primary Material (MinZone 30)	0.50	N/A	N/A	N/A
	0.40
	0.35
	0.30
	0.25
	0.20
	0.18
	0.15

TABLE 1-5: INDICATED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	797	0.620	9,886
	0.40	1,659	0.530	17,575
	0.35	2,386	0.482	23,006
	0.30	3,766	0.423	31,845
	0.25	7,777	0.344	53,521
	0.20	22,661	0.263	118,970
	0.18	35,409	0.236	167,272
	0.15	64,173	0.204	261,697
	0.12	95,384	0.181	346,053
Primary Material (MinZone 30)	0.50	6	0.577	69
	0.40	19	0.486	185
	0.35	38	0.428	325
	0.30	164	0.350	1,146
	0.25	353	0.309	2,179
	0.20	639	0.269	3,443
	0.18	1,046	0.238	4,987
	0.15	1,448	0.218	6,325

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MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 1-6: MEASURED+INDICATED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	1,178	0.609	14,339
	0.40	2,891	0.510	29,511
	0.35	4,684	0.458	42,896
	0.30	8,229	0.399	65,667
	0.25	17,676	0.330	116,803
	0.20	46,027	0.263	241,918
	0.18	66,323	0.240	318,881
	0.15	105,717	0.212	448,663
	0.12	143,721	0.192	551,601
Primary Material (MinZone 30)	0.50	6	0.577	69
	0.40	19	0.486	185
	0.35	38	0.428	325
	0.30	164	0.350	1,146
	0.25	353	0.309	2,179
	0.20	639	0.269	3,443
	0.18	1,046	0.238	4,987
	0.15	1,448	0.218	6,325

TABLE 1-7: INFERRED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	4,967	0.820	81,479
	0.40	7,894	0.680	107,406
	0.35	10,776	0.598	128,773
	0.30	17,312	0.494	170,939
	0.25	30,740	0.397	243,953
	0.20	63,538	0.306	389,234
	0.18	84,685	0.277	469,155
	0.15	132,829	0.236	626,953
	0.12	215,043	0.197	846,839
Primary Material (MinZone 30)	0.50	6,482	0.564	73,143
	0.40	10,044	0.524	105,181
	0.35	10,904	0.512	111,657
	0.30	13,969	0.469	130,890
	0.25	28,347	0.370	209,995
	0.20	39,476	0.328	259,120
	0.18	51,363	0.297	304,685
	0.15	74,090	0.256	379,489

The resources quoted in the table above are based on a three-year average copper price of US$3.03 per pound. For the leachable, SX/EW recoverable resources a base case cutoff grade of 0.12 percent TCu has been applied. For the sulfide resources that would be recoverable by conventional flotation methods, a base case cutoff grade of 0.15 percent TCu has been applied. These cutoff grades have been developed based on average mining costs for similar sized operations and from cost estimation services, using a metallurgical recovery of 90% of the oxide copper grades for the SX/EW material and a metallurgical recovery of 88% for the conventional flotation material, and a smelter charge of US$0.50 per pound for processing conventional flotation concentrates.

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MacArthur Copper Project	Quaterra Alaska Inc.

Significant Highlights of the 2010 Exploration and Resource Determination Program

The 2009-2010 exploration programs continued to reinforce the work completed to date and the decision by Quaterra to continue to explore the property. Several of the significant highlights included:

  Infill and step-out drilling designed to link and expand the acid soluble oxide and chalcocite mineralization at MacArthur has resulted in a significant addition to the copper resources of the project while expanding the boundaries of acid soluble mineralization which with wide spaced primary sulfide intercepts remain open in all directions.

  The 2009 Induced Polarization-Resistivity survey coupled with the application of a 2- dimensional inversion algorithm to historical IPR data and the results of the 2007 aeromagnetic survey has delineated 5 primary copper sulfide targets for additional deep drilling. Two of the targets are considered high priority, largely untested, and both have a geophysical signatures that are consistent with high grade primary-sulfide targets in the Yerington mining district.

  The 2009-2010 MacArthur resource block model has been increased to include 512 blocks in the X direction, 400 blocks in the Y direction, and 150 levels in the Z direction using a block size of 25 ft x 25 ft x 20 ft. With the exception of some slight modifications to the search parameters for the measured and inferred resource classes, the same estimation parameters were used as were used in the March 2009 TR and resulted in a redefinition of the relative kriging error threshold as 0.75 versus 0.6.

  Recommendations and Proposed Work Plan

Recommendations

Tt makes the following recommendations regarding this brief review of historical and current data available for the MacArthur project.

  Complete infill drilling to an approximate average drillhole spacing of 250 feet. This will allow re-classification of inferred category resources into measured and indicated categories in areas that are currently under-drilled

  Continued efforts to enlarge the oxide and chalcocite/oxide mix resource areas, and

  Continued investigation of the potential primary sulfide mineralization at depth which has now seen success with only limited testing, with plans for follow-up drilling and drilling of untested geophysical and geological primary sulfide targets.

Proposed Work Plan

Quaterra’s future plans include infill drilling to upgrade the status of existing resources, stepout drilling to delineate the outer margins of the deposit, deep drilling to explore for primary copper sulfide mineralization, and large diameter (PQ) core drilling to obtain adequate sample material for metallurgical leach column tests. Data from these programs will be incorporated into a preliminary scoping study to guide additional definition drilling on the project. In addition to initiating mine planning and baseline environmental studies, continued surface geologic mapping, and securing adequate supplies of water and power will be required for the project to proceed toward feasibility. The proposed budget for the work plan is outlined in TABLE 1-8.

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MacArthur Copper Project	Quaterra Alaska Inc.

The November 2009 Bureau of Land Management approval of the Plan of Operation / Environmental Assessment for the MacArthur project allows Quaterra to continue its comprehensive RC and core drilling program while also focusing on expansion of sparsely tested primary sulfide mineralization. Quaterra has addressed earlier Tt-recommended QA/QC protocols by inserting a gold-copper standard and a second gold standard in the sample submittal stream, by securing all standards and blanks under lock and key, and by instituting duplicate sampling.

TABLE 1-8: PROPOSED BUDGET FOR PLAN OF WORK QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
Task	Est. Completion Date*	Estimated Cost to Complete*	Notes
Preliminary metallurgical sampling and shipping	Q3-11	$500,000	PQ Core drilling
Metallurgical Studies-bottle roll and preliminary column tests	Q4-11	$180,000	90 day testing time
Deep Cu porphyry exploration drilling	Q4-11	$500,000	4-2000' core holes
Step-out & Infill RC Drilling	Q4-11	$400,000	50-400' R/C holes
Drilling & QAQC assays	Q4-11	$200,000	6,000 samples
Preliminary scoping study	Q2-11	$60,000
Personnel & Infrastructure	Q4-11	$1,000,000	12 months
Total – Overall Budget		$2,840,000

* Completion dates and expenditures represent programs based on current market conditions and are subject to the availability of funding and program results.

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MacArthur Copper Project	Quaterra Alaska Inc.

2.0	INTRODUCTION

2.1	General

Quaterra commissioned Tt to prepare an updated Technical Report for the MacArthur Copper Project in Lyon County, Nevada that meets the requirements of Canadian National Instrument 43-101. This report has been prepared in accordance with the guidelines provided in NI 43-101, Standards of Disclosure for Mineral Projects, dated December 23, 2005. The Qualified Person responsible for this report is Mr. John W. Rozelle, P.G., Principal Geologist of Tetra Tech.

2.2	Purpose of Report

The purpose of this report is to analyze and interpret all available data in order to produce a CIM NI 43-101 compliant mineral resource estimate utilizing new data generated since the issuance of the Feb 2009 CIM NI-43-101 compliant resource estimate. This report has been prepared for validating the current resource estimation for the MacArthur Copper project. Quaterra currently controls all claims within the historic pit area and all but six within the project area. It is the intent of Quaterra to continue to drill on the site in order to better define and expand the mineralization and its boundaries.

2.3	Effective Date

The effective date of the mineral resource statements in this report is December 15, 2010.

2.4	Sources of Information

This report is based on data supplied by Quaterra with the use of historic data from Anaconda, Pangea Explorations (Pangea), North Exploration LLC (North), (BCMC), The Superior Oil Company (Superior), U.S. Bureau of Mines, and Arimetco International Inc. (Arimetco). Drilling and Sampling started in 1955 with Anaconda and has continued to date with Quaterra’s current exploration program.

Information provided by Quaterra includes:

  Assumptions, conditions, and qualifications as set forth in the report;

  Land status (Ms. Tracy O. Guinand, Registered Landman);

  Drillhole records;

  Property history details;

  Sampling protocol details;

  Geological and mineralization setting;

  Data, reports, and opinions from prior owners and third-party entities; and

  Copper and other assays from original assay records and reports.

2.5	Qualifications of Consultant

This report has been prepared based on a technical review by consultants sourced from Tt’s Golden, Colorado office and Quaterra professionals. These professionals are specialists in the fields of geology, geostatistics, mineral resource estimation, mineral reserve estimation and classification.

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MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 2-1: KEY PROJECT PERSONNEL QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
Company	Name	Title
Quaterra Alaska, Inc.	George Eliopulos	General Manager
	David Heatwole	Exploration Manager
	Judy Pratt	Technical Services
	Joe Inman	Consulting Geophysicist
Tetra Tech, Inc.	John Rozelle	Principal Geologist
	Rex Bryan	Sr. Geostatistician
	Steve Krajewski	Sr. Geologic Modeller

2.6	Units

Unless explicitly stated, all units presented in this report are in the Imperial System (i.e. short tons, miles, feet, inches, pounds, percent, parts per million, and troy ounces). All monetary values are in United States (US) dollars unless otherwise stated.

Common units of measure and conversion factors used in this report include:

Linear Measure:
1 inch = 2.54 centimeters
1 foot = 0.3048 meter
1 yard = 0.9144 meter
1 mile = 1.6 kilometers
Area Measure:
1 acre = 0.4047 hectare
1 square mile = 640 acres = 259 hectares

Capacity Measure (liquid):
1 US gallon = 4 quarts = 3.785 liter
1 cubic meter per hour = 4.403 US gpm
Weight:
1 short ton	= 2000 pounds	= 0.907 tonne
1 pound	= 16 oz	= 0.454 kg
1 oz (troy)	= 31.103486 g

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MacArthur Copper Project	Quaterra Alaska Inc.

Analytical Values:

	percent	grams per	troy ounces per
		metric tonne	short ton
1%	1%	10,000	291.667
1 gm/tonne	0.0001%	1.0	0.0291667
1 oz troy/short ton	0.003429%	34.2857	1
10 ppb			0.00029
100 ppm			2.917

Frequently used acronyms and abbreviations:

AA	=	atomic absorption spectrometry
Ag	=	silver
Au	=	gold
°C	=	degrees Centigrade
CIC	=	Carbon-in-column
CIM	=	Canadian Institute of Mining, Metallurgical, and Petroleum
CIP	=	Carbon-in-pulp
°F	=	degrees Fahrenheit
FA	=	Fire Assay
ft	=	foot or feet
g	=	gram(s)
g/kWh	=	grams per kilowatt hour
g/t	=	grams per tonne
h	=	hour
ICP	=	Inductively Coupled Plasma Atomic Emission Spectroscopy
km	=	kilometer
kV	=	kilovolts
kWh	=	Kilowatt hour
kWh/t	=	Kilowatt hours per tonne
l	=	liter
m	=	meter(s)
ml	=	milliliter
m2	=	square meter(s)
m2/t/d	=	square meters per tonne per day
m3	=	cubic meter(s)
m3/h	=	cubic meter(s) per hour
mm	=	millimeter
MW	=	megawatts

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MacArthur Copper Project	Quaterra Alaska Inc.

NSR	=	net smelter return
Ag oz/t	=	troy ounces silver per short ton (oz/ton)
Au oz/t	=	troy ounces gold per short ton (oz/ton)
ppm	=	parts per million
ppb	=	parts per billion
RC	=	reverse circulation drilling method
ton	=	short ton(s)
tonne	=	metric tonne
t/m3	=	tonne per cubic meter
tpd	=	tonnes per day
tph	=	tonnes per hour
µm	=	micron(s)
%	=	percent
tpy	=	tons (or tonnes) per year
tpm	=	tons (or tonnes) per month
tpd	=	tons (or tonnes) per day

Abbreviations of the Periodic Table

actinium = Ac	aluminum = Al	americium = Am	antimony = Sb	argon = Ar
arsenic = As	astatine = At	barium = Ba	berkelium = Bk	beryllium = Be
bismuth = Bi	bohrium = Bh	boron = B	bromine = Br	cadmium = Cd
calcium = Ca	californium = Cf	carbon = C	cerium = Ce	cesium = Cs
chlorine = Cl	chromium = Cr	cobalt = Co	copper = Cu	curium = Cm
dubnium = Db	dysprosium = Dy	einsteinum = Es	erbium = Er	europium = Eu
fermium = Fm	fluorine = F	francium = Fr	gadolinium = Gd	gallium = Ga
germanium = Ge	gold = Au	hafnium = Hf	hahnium = Hn	helium = He
holmium = Ho	hydrogen = H	indium = In	iodine = I	iridium = Ir
iron = Fe	juliotium = Jl	krypton = Kr	lanthanum = La	lawrencium = Lr
lead = Pb	lithium = Li	lutetium = Lu	magnesium = Mg	manganese = Mn
meltnerium = Mt	mendelevium = Md	mercury = Hg	molybdenum = Mo	neodymium = Nd

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MacArthur Copper Project	Quaterra Alaska Inc.

3.0	RELIANCE ON OTHER EXPERTS

The MacArthur Copper Project, having been an operating mine for several years, has been the subject of numerous written reports. Many of these reports and other documents were prepared by mining consulting firms on behalf of the operators of the mine/property at the time. Tt has used a number of the references in the preparation of the mineral resource estimate detailed herein. The reports referenced have each been reviewed for materiality and accuracy, as they pertain to Quaterra’s plans for property development. Specific experts, both internal to Tt and external, that had an important role in the preparation of this report include:

Dr. Stephen A. Krajewski

Dr. Krajewski graduated with Geography (B.S., 1964), Geology (M.S., 1971) and Earth Science (Ed.D., 1977) degrees from The Pennsylvania State University. He is a member of the American Institute of Professional Geologists (Member Number 4739), a member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME), member of the American Association of Petroleum Geologists, and a member of the Rocky Mountain Association of Geologists.

Dr. Krajewski has utilized computers to map and model mineral deposits since 1983. His geologic career has included 42 years of domestic and international experience in the employ of major and junior mining industry companies, major and minor oil and gas companies, environmental consulting companies, a state geological survey, and universities.

Dr. Rex C. Bryan

Dr. Bryan graduated with a Mineral Economics Ph.D. from the Colorado School of Mines, Golden, Colorado, in 1980. He graduated in 1976 from Brown University, in Providence, Rhode Island, with a M.Sc. Geology, he also graduated from Michigan State University with a MBA (1973) and a BS in Engineering (1971). Dr. Bryan is a member of SME.

Dr. Bryan has worked as a geostatistical reserve analyst and mineral industry consultant for a total of 26 years since graduating from Colorado School of Mines. He is an expert witness to industry and for the U.S. Department of Justice on ore-grade control, reserves, and mine contamination issues. He is currently a consultant to the industry in mine valuation, ore reserve estimation, and environmental compliance.

Mr. George Eliopulos

Mr. Eliopulos graduated with a Geological Engineering M.S. from the University of Arizona, Tucson, Arizona, in 1974. He also graduated in 1972 with a Geological Engineering B.S. from the Colorado School of Mines, Golden, Colorado. He is a member of the Society of Economic Geologists (SEG), the Geological Society of Nevada (GSN), and is a Certified Professional Geologist, CPG-11010.

Mr. Eliopulos has worked as a mine geologist in an operating gold mine and has been engaged in mineral exploration for precious and base metals throughout the western US and for heavy mineral sands in the southeastern US since graduation from the University of Arizona. He currently consults to Quaterra for the exploration of the MacArthur project.

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MacArthur Copper Project	Quaterra Alaska Inc.

Mr. David Heatwole

Mr. Heatwole graduated from the University of Arizona, Tucson, Arizona in 1966 with an MS in Geology and in 1964 with a B.S. in Geological Engineering. The University of Arizona awarded him an honorary PE degree of Geological Engineer in 1970.

Mr. Heatwole worked for the Anaconda Company for 20 years as a geological engineer in exploration, development and production on assignments in the southwest US, Mexico, Chile, Nevada, and Alaska. After the acquisition of Anaconda by Atlantic Richfield he worked 7 years in executive positions involving oil production on Alaska’s North Slope and petroleum exploration in the Soviet Far East

In 1992, Mr. Heatwole formed the Alaska Russia Investment Company and engaged in consulting activates for natural resource development and the sale of mining equipment to the Russian Far East. He currently consults to Quaterra regarding exploration of the MacArthur project.

Ms. Judy Pratt

Ms. Pratt graduated with a B.S. in Engineering Science, with a minor in Geology in 1975 from Colorado State University, Fort Collins, Colorado and is a member of SME.

Ms. Pratt has worked in mineral exploration since 1968 in various capacities, including landman, database administrator, project geologist and assistant regional exploration manager. Since 1994 she has primarily worked in developing 3D models of mineral deposits, resource evaluations, and reserve estimates for open pit operations. She is currently a full time employee of Quaterra.

Mr. Joe Inman

Mr. Inman graduated from the University of Utah in 1973 (M.Sc.) and has more than 30 years experience in mineral exploration and environmental studies. He has extensive experience and expertise in nearly all geophysical methods including magnetics, gravity, induced polarization/resistivity (IPR), electromagnetics including both time-domain EM and frequency-domain EM (CSAMT, MaxMin,), and radiometrics all in airborne, ground and downhole configurations. Recent experience and areas of interest include the application of seismic methods to mineral exploration as well as data inversion techniques of all geophysical data sets, including integrated earth modeling. Mr. Inman has been involved in all aspects of applying geophysics to exploration including survey design (technical specifications), data acquisition, contractor evaluation and selection, data processing and interpretation. He was a key member of the exploration teams that discovered the Crandon, Wisconsin, VMS deposit; and the A154 and Tli Kwi Cho kimberlite deposits, NWT, Canada. Most recently he provided and managed geophysics programs for the Western Silver team that explored and expanded the Penasquito, Mexico, discovery into a world-class silver-gold-lead-zinc deposit.

Prior to becoming a consulting geophysicist, Mr. Inman was Director of Technical Support and Services at Kennecott Exploration, responsible for ensuring Kennecott’s geologists, geophysicists and data managers had knowledge of, access to and made best use of state-of-the-art exploration methods including geophysics, geochemistry, remote sensing and data/information management technologies. Mr. Inman is a member of the Society of Exploration Geophysicists and a registered professional geophysicist in the state of California.

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MacArthur Copper Project	Quaterra Alaska Inc.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The MacArthur Copper Property is located near the geographic center of Lyon County, Nevada, USA along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada (FIGURES 4-1 and 4-2). The property is accessible from Yerington by approximately five miles of paved roads and two miles of maintained gravel road. Topographic coverage is on US Geological Survey “Mason Butte” and “Lincoln Flat” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada approximately 75 miles to the northwest.

4.2	Property Ownership

The property consists of 409 unpatented lode claims totaling approximately 8,400 acres on lands administered by the US Department of Interior - Bureau of Land Management (BLM) (FIGURE 4-3). The claims are held by Quaterra by means of a mineral lease with option to purchase, executed on August 27, 2005, followed by three amendments dated January 16, 2007, August 6, 2007, and January 9, 2011. The agreement gives Quaterra the right to purchase the claims from North Exploration by making 3 annual payments of $524,000 (option balance) plus interest at the rate of 6% per annum by January 15, 2013. The first of these three annual payments was paid January 11, 2011. Quaterra’s purchase is subject to a two percent Net Smelter Return (NSR) royalty with a royalty buy down option of $1,000,000 to purchase one percent of the NSR, leaving a perpetual one percent NSR. The agreement with North Exploration is in good standing.

There are six unpatented claims and eight underlying placer claims interior to the MacArthur property that are not controlled by Quaterra. Quaterra is currently negotiating the lease, or purchase, of mineral rights for these claims.

4.3	Land Tenure

Quaterra’s claims are located in sections 2 and 3, Township 13 North, Range 24 East; in sections 13, 14, 15, 22, 23, 24, 26, 27, 34, 35, and 36, Township 14 North, Range 24 East; and in sections 17, 18, 19, 20, 29, 30, and 31, Township 14 North, Range 25 East, Mount Diablo Base & Meridian. The claims were staked by placing a location monument (two- by two-inch wood post) along the center line of each claim and two- by two-inch wood posts at all four corners, with all posts properly identified in accordance with the rules and regulations of the BLM and the State of Nevada. Maximum dimension of unpatented lode claims is 600 feet x 1500 feet. The author observed various location monuments and claim corners during the field examination. No legal survey of the claims has been undertaken. Claim outlines and boundaries are displayed on FIGURES 4-2 and 4-3 and a complete listing of the claims with serial numbers is included in Appendix A.

All unpatented lode-mining claims staked in the United States require a Federal annual maintenance fee of $140 each, due by 12:00 PM (noon) of September 1 of each year. Further, each lode claim staked in Nevada requires an Intent to Hold fee of $10.50 each, plus a $4.00 filing fee, due 60 days after September 1 of each year. Further in 2010, the State of Nevada imposed additional claim fees, due June 1, 2011, based on total claims owned on Sept 1, 2010. For Quaterra, this will amount to $85 per claim.

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MacArthur Copper Project	Quaterra Alaska Inc.

Quaterra’s 2007-2008 core and reverse circulation exploration drilling programs were approved by the BLM at the Notice of Intent level supported by posting of a $37,075 bond (File Name: NVN-083324, 3809, (NV-033)). Quaterra is currently conducting exploration under a BLM Plan of Operations / Environmental Assessment (File name 3809 (NV923Z), BLM Bond Number NVB001150 and under Reclamation Permit #0294 with the Nevada Division of Environmental Protection.

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NEVADA
Map Area
Reno
80
Reno / Tahoe International Airport
STOREY
Ramsey
WASHOE
VIRGINIA RANGE
Washoe Summit
Mount Davidson
Virginia City
Devil's Gate
Lakeview Summit
NEVADA
LYON
Carson City
CARSON CITY
PINE NUT MOUNTAINS
Wabuska
Walker
MacArthur Copper Project
DOUGLAS
Yerington
WASSUK RANGE
Gardnerville
SIERRA NEVADA
N
0 2 4 6 8 10
Scale in Miles
West Walker
Tippecanoe
ALPINE

TETRA TECH 603 Park Point Drive, Suite 250 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	DATE OF ISSUE. 11/21/2008	CLIENT NAME. QUATERRA ALASKA INC.	FIGURE 4-1 GENERAL LOCATION MAP MACARTHUR COPPER PROJECT
	PROJECT NO. 114-310920	PROJECT NAME. MACARTHUR COPPER PROPERTY	
	DRAWING FILE NAME. Fig4-1.cdr

QUATERRA'S MACARTHUR CLAIM BLOCK
MacArthur Pit and Waste Dump
to Fernley and Reno
T14N R25E
T14N R26E
Potential Leach Site
AREA OF BEAR DEPOSIT
to Fallon and Hawthorne
Alt 95
YERINGTON PIT
YERINGTON
T13N R25E
T13N R26E
ANN MASON DEPOSIT
NEVADA COPPER PUMPKIN HOLLOW PROPERTY
Hwy 339
N
0 1 2
miles
T12N R25E
T12N R26E

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, Colorado 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for:	File Name:
QUATERRA ALASKA, INC.	Fig4-2.cdr
Project: MacArthur Copper Project	Project Number: 114-310920
Project Location: Lyon County, Nevada	Date of Issue: 01/14/2011

Figure 4-2
Regional Layout of the Yerington Area

N
Quaterra claim Boundary
Claims not controlled by Quaterra
MacArthur Pit
0 2,000 4,000
feet
N
15
14
13
18
17
16
22
23
19
20
27
26
25
30
29
34
35
36
31
32
33
3
2
1
6
5
4
T 14 N R 24 E
T 14 N R 25 E
T 13 N R 24 E
T 13 N R 25 E

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, Colorado 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for:	File Name:
QUATERRA ALASKA, INC.	Fig4-3.cdr
Project: MacArthur Copper Project	Project Number: 114-310920
Project Location: Lyon County, Nevada	Date of Issue: 01/13/2011

Figure 4-3
Location of Quaterra Claims and Property Position

MacArthur Copper Project	Quaterra Alaska Inc.

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

Access to the property from the town of Yerington is approximately three miles north along US Highway ALT 95 to Luzier Lane, then west approximately two miles by pavement to the Mason Pass road, an improved gravel road leading two miles northerly to the property (FIGURE 4-2). Property entry is along a 100-foot wide gravel road that accessed the MacArthur open pit copper mine during the 1990s. Beyond the MacArthur pit area are several existing historic two-track dirt roads that provide access throughout the property.

5.2	Climate and Physiography

Elevations on the property range from 4,600 to 5,600 feet as low-rolling to moderately steep terrain sparsely covered by sagebrush and interspersed low profile desert shrubs. There are no active streams or springs on the property. All gulches that traverse the property are dry. The climate is temperate and is characterized by cool winters with temperatures between zero and 50 degrees Fahrenheit and warm to hot summers with temperatures between 50 and 100 degrees Fahrenheit. Average annual precipitation is estimated at three to eight inches per year, with a significant part of this total precipitation falling as snow and increasing with elevation. Work can be conducted throughout the year with only minor stoppage during winter months due to heavy snowfall or unsafe travel conditions when roads are particularly muddy.

5.3	Local Resources and Infrastructure

The nearest population center is the agricultural community of Yerington seven miles to the southeast along improved gravel roads and pavement. Formerly an active mining center from 1953 to 1978 when Anaconda operated the Yerington copper mine and from 1995 to 1997 when Arimetco operated the MacArthur oxide copper mine, Yerington now serves as a base for three active exploration groups: Quaterra Alaska Inc (MacArthur property), Entrée Gold Inc (Ann Mason copper-molybdenum property), and Nevada Copper Corporation (Pumpkin Hollow Copper Project) as displayed on FIGURE 4-2. Yerington hosts a work force active in, qualified for, or familiar with mining operations within a one-hour drive.

Yerington offers most necessities and amenities including police, hospital, groceries, fuel, regional airport, hardware, and other necessary items. One core drilling contractor is based in Yerington. Drilling supplies and assay laboratories can be found in Reno, a 1.5 -hour drive. Reverse circulation drilling contractors are found in the Elko, Nevada area, a five-hour drive.

During the Arimetco operating period, leach ore mined from the MacArthur pit was trucked approximately five miles south to the former Anaconda Yerington mine site where leach pads (loaded on approved liners) were constructed on Yerington mine vat leach tailings. Options for oxide leach pad sites for the MacArthur project are on unpatented claims controlled by Quaterra within either the north or south portions of the claim block, or on privately-owned lands not controlled by Quaterra located on either side of the Mason Pass access road (sections 29, 30, 31, 32 T14N, R24E) (FIGURE 4-2). All sites are sufficient in size to accommodate potential plant sites, tailings and heap leach pad sites, and storage areas. Power is available within one mile of the MacArthur pit along the Mason Pass road, water within one mile from low-lying areas along the Walker River drainage basin to the east. Should the former Anaconda Yerington mine area be chosen, power and water supplies are currently active.

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MacArthur Copper Project	Quaterra Alaska Inc.

6.0	HISTORY

6.1	Property History

Following the early 1860s bonanza silver discoveries along the Comstock Lode in the Virginia City mining district, prospectors stepped out 30 miles to the southeast to investigate the colorful oxide copper showings along the Singatse Range within the present-day Yerington mining district (FIGURE 6-1). A majority of the early work (earliest recorded date of 1883) concentrated on contact-metamorphic replacement copper deposits hosted in limestone or limey sedimentary rocks clustered from four to six miles south-southwest of the MacArthur property (Moore, 1969). These contact copper deposits were mined on a small scale, shipping 2,000 to 1.7 million tons of copper ore. Most of this early activity took place before and during World War I. Tingley, et al (1993) estimate production from the Yerington district at over 85 million pounds of copper from 1905 to 1920 ostensibly with very little contribution from the shallow prospects of the MacArthur area.

Following the 1920s, only minor copper production is recorded from the contact replacement prospects and mines (Moore, 1969). The largest nearby operation, located in the Buckskin mining district approximately five miles northwest of the MacArthur property, was the Minnesota Mine where copper was mined in the early 1920s, but sizeable production of skarn (contact) magnetite iron ore began in 1952 with approximately four million tons of ore produced by the end of 1966.

During the 1940s, Anaconda geologists investigated copper showings over the MacArthur property and conducted pre-development drilling over the present day Yerington Mine. US Government-funded strategic minerals exploration in the early 1950s supported Anaconda’s initial development of the Yerington mine (fully funded by Anaconda following expiration of strategic minerals funding in the late 1950s). During 1953 to 1978, Anaconda produced 162 million tons of 0.55 percent Cu ore amounting to over one billion pounds of copper from a single open pit mine known as the Yerington Mine located five miles south of the MacArthur property (Tingley, et al, 1993). Oxide and sulfide copper ores, hosted in a Middle Jurassic porphyry system of granodiorite and quartz monzonite, were extracted from the Yerington Mine.

Anaconda, the US Bureau of Mines, BCMC, Superior Oil and others conducted mineral exploration campaigns at the MacArthur property from the mid 1940s through the early 1970s. The most significant program was conducted in 1972 to 1973 by Anaconda following an extensive trenching and drilling program that resulted in a published 13 million tons of plus 0.4 percent Cu mineralization (Heatwole, 1978).

During the late 1980s, Arimetco permitted heap leaching sites at the Yerington mine site (historic Anaconda pit) with feed sourced from Yerington mine dumps, oxide stockpiles and vat leach tailings. Arimetco expanded their operations to include an approximate 5.5 million ton heap grading about 0.30 percent Cu mined from 1995 to 1997 from what is now the present day MacArthur pit. Based on 1972 and 1973 Anaconda drilling, Arimetco published a non-NI 43-101 compliant reserve of 29 million tons of 0.28 percent Cu ore remaining in the planned MacArthur pit (MineMarket.com, 2000).

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Macarthur Pit
and Waste Dump
Yerington Pit
Yerington
Contact
Deposit
Area
Singatse Range
Mason Valley
Wassuk Range
0 1.5 3
Scale in Miles

Issued by: TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	Drawing Provided by/Prepared for: **QUATERRA ALASKA, INC.**	File Name: Fig6-1.cdr	**Figure 6-1** **Major Structural Features**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 11/24/2008

MacArthur Copper Project	Quaterra Alaska Inc.

6.2	Exploration & Drilling History

Although the MacArthur area is dotted with numerous shallow pits and prospects, there is little available information. Over the history of the project, several operators have contributed to the current drillhole database of more than 300 holes. TABLE 6-1 summarizes the exploration history of the MacArthur area prior to Quaterra’s entry. FIGURE 6-2 shows the location of all historical drillholes.

TABLE 6-1: EXPLORATION DRILLING HISTORY QUATERRA ALASKA, INC. – MACARTHUR PROJECT February 2009
Operator	Drill Program Date Range	Number of Holes Drilled	Feet Drilled
U.S. Bureau of Mines	1947-50	8	3,414
Anaconda Company	1955-57	14	3,690
Bear Creek Mining Company	1963-??	~14	Unknown
Superior Oil Company	1967-68	11	13,116
Anaconda Company	1972-73	280	55,809
Pangea Explorations, Inc.	1987-1991	15	2,110
Arimetco International, Inc.	Unknown	Unknown	Unknown
Total		342	78,139

During the late 1940s, Consolidated Copper Mines consolidated various claims into a single package that became known as MacArthur, and then attracted the interest of the US Bureau of Mines during their investigation and development of domestic mineral resources. The Bureau of Mines completed 7,680 feet of trenching in 1948 and followed up with eight diamond drillholes for 3,414 feet in 1950 (Matson, 1952). Five of the US Bureau of Mines’ holes (#1-5) fall within the northern segment of the present day MacArthur open pit where float and limited outcrops exposed green copper staining (TABLE 6-2). Holes #6-8 were collared in an area of widespread iron oxide staining approximately 2,000 feet north of the MacArthur pit. Oxide copper was intersected in the southern holes #1-5 while secondary, sooty, chalcocite enrichment was found in the northern holes #6-8. Following the US Bureau of Mines exploration and drilling, Consolidated Copper abandoned their claims.

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HISTORIC DRILLHOLES
Anaconda (1972)
Anaconda 1955-57
Bear Creek Mining
Pangea Gold 1991
Superior Oil
USBM
Grid in Nevada State Plane
Nad 83
0
1,000
2,000
feet
Contour interval 50 feet
2434000E
2436000E
2438000E
2440000E
2442000E
14692000N
14690000N
14688000N
14686000N
N
Mason Pass Road
Historic pit and dump limit

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig6-2.cdr	Figure 6-2 Location of Historic Drillholes
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/14/2011

MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 6-2: U.S. BUREAU OF MINES 1947-1950 DRILLING HIGHLIGHTS QUATERRA ALASKA, INC. – MACARTHUR PROJECT February 2009
Hole ID	Total Depth (ft)	Key Intercepts	Notes
Hole 1	220	110+: 0.2%Cu	Bottomed in +0.2%Cu
Hole 2	556’ (-45º)	509-556’: 0.55	Bottomed in 0.55
Hole 3	428’	245-286’: 0.40
Hole 4	469’ (-45º)	79-114’: 0.82, ave 0.2+/-	Lost hole
Hole 5	510	291’+: 0.25; ave. 0.2+/-	Bottomed in 0.25
Hole 6	409’	241-303’: 0.61. 303’+: ~0.15	Bottomed in 0.2
Hole 7	428’	262-297’: 0.51
Hole 8	394’	250-299’: 0.36	Lost hole

During the middle 1950s, Anaconda, by then operating the Yerington Mine, acquired leases and began investigations at MacArthur including 33 shallow drillholes (only 11 exceeding 100 feet) during 1955, 1956, and 1957. Six Anaconda holes (#’s 12, 14-17, and 19) fall within the current MacArthur pit limits. Key interval assay results from the holes exceeding 100 feet in depth are shown in TABLE 6-3 (Anaconda Collection-American Heritage Center). Anaconda, likely searching for shallow oxide feed for their Yerington mine, abandoned the claims sometime after 1957.

TABLE 6-3: ANACONDA COMPANY 1955-1957 DRILLING HIGHLIGHTS QUATERRA ALASKA, INC. – MACARTHUR PROJECT February 2009
Hole ID	Total Depth (ft)	Key Intercepts	Notes
Mc 9	388’	153-188’: 0.52% Cu	Bottomed in <0.1% Cu
Mc10	350	139-161’: 0.44% Cu	Bottomed in 0.09% Cu
Mc 11	299’	144-178: 0.32% Cu	Bottomed in 0.2% Cu
Mc 12	471’	267-273: 1.0% Cu
Mc 13	292’		Bottomed in <0.1% Cu
Mc 17	152’		Bottomed in 0.12% Cu
Mc 18	493’	306-380: 0.35% Cu	Bottomed in 0.13% Cu
Mc 19	347’	65-150: 0.22% Cu	Bottomed in 0.08% Cu
Mc 20	292’		Bottomed in 0.06% Cu
Mc 21	252’		Bottomed in 0.05% Cu
Mc 22	263’	235-245’ 1.02% Cu	Bottomed in 0.15% Cu

In 1963, BCMC optioned claims on the MacArthur property that included leases on the Gallagher area to the west (within Quaterra’s current claim position) as well as staking additional claims. BCMC completed large-scale geologic mapping, rock chip (and float) grid sampling, alteration mapping, Induced Polarization/Resistivity (IPR) and audio magneto-telluric geophysical surveys, and drilled at least fourteen air rotary holes, the deepest to 663 feet. At least four holes for 1,237 feet were drilled to satisfy claim staking location work. Exploration drilling was targeted on limonite cappings and on IP anomalies. BCMC drilled north and west of the MacArthur pit boundaries, focusing most of their attention and drilling in the Gallagher area.

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MacArthur Copper Project	Quaterra Alaska Inc.

During 1967 to 1968, The Superior Oil Company (Superior) optioned the claims formerly held by BCMC and drilled eleven holes as rotary pre-collar, core finish, for 13,116 feet testing the concept that a deep primary sulfide-bearing porphyry copper ore shell might underlie the MacArthur oxide mineralization heretofore tested no deeper than 663 feet. Two of Superior’s holes were collared along the current north margin of the MacArthur pit while the remainder fall within Quaterra’s claim boundaries. St. Joe minerals optioned Superior’s claims and drilled at least 1,833 feet of core prospecting for shallow copper mineralization southwest of the present MacArthur pit. Other than collar coordinates and depth, Quaterra has been unable to find any data from St. Joe’s drilling.

During the early 1970s, with the Yerington mine nearing the end of its life, Anaconda acquired a land position and launched an extensive trenching and rotary drilling program (over 225 rotary holes for approximately 46,000 feet in 1972 and 55 rotary holes for approximately 9,809 feet in 1973) over and adjacent to the present day MacArthur pit. The result was a resource approaching 13 million tons of plus 0.4 percent TCu (1972 data only and not NI 43-101 compliant), described as an oxidized low-grade copper deposit which has been locally enriched by exotic copper (Heatwole, 1978). Anaconda’s resource calculations were developed into the mine plan supporting the 5.5 million tons at 0.30 percent Cu mined from the MacArthur pit by Arimetco during 1995-1997. A discussion of Anaconda’s drilling program with sampling protocol is presented in Appendix B.

During 1987 to 1991, Pangea located 304 unpatented lode claims and conducted an aggressive gold evaluation of the MacArthur area from the present day MacArthur pit westerly to the Gallagher area. Pangea’s program included over 549 rock chip samples, geologic and alteration mapping, followed by trenching two target areas (Adams, 1987). Eight trenches over 1,420 feet were cut and sampled in the Gallagher area and four additional trenches over 720 feet located in an undefined “north target”. TABLE 6-4 details some of Pangea’s exploration drilling results. Anomalous gold values (41 samples exceeding 0.015 Au oz/ton) led to a 15-hole / 2,110-foot reverse circulation drilling program with 1,310 feet in seven holes testing the Gallagher area. Pangea found the drilling results discouraging (best assay value of 0.026 Au oz/ton over 5 feet) and abandoned the property.

TABLE 6-4: PANGEA EXPLORATION 1987-1991 DRILLING HIGHLIGHTS QUATERRA ALASKA, INC. – MACARTHUR PROJECT February 2009
Hole ID	Interval (ft)	Interval Length (ft)	Gold Grade (Au oz/ton)
MAC 91-1	20-45	25	0.012
	165-175	10	0.013
MAC 91-2	100-110	10	0.012
	130-145	15	0.016
MAC 91-3	75-90	15	0.013
MAC 91-4	45-55	10	0.011
	145-155	10	0.015
MAC 91-5	90-100	10	0.011
MAC 91-6	85-95	10	0.021
	100-110	10	0.014
	85-110	25	0.014
MAC 91-7	5-15	10	0.015
	55-75	20	0.016
MAC 91-8	105-115	10	0.016
MAC 91-9	75-85	10	0.015
MAC 91-10	60-80	20	0.014
MAC 91-11	20-30	10	0.011

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MacArthur Copper Project	Quaterra Alaska Inc.

During the late 1980s through the late 1990s, Arimetco consolidated a major land position in the Yerington mining district consisting of over 8,500 acres including 85 patented claims. Arimetco entered the district to extract copper by heap leaching methods, with initial production from the Anaconda Yerington mine dumps, oxide stockpile and Yerington mine vat leach tailings. Arimetco’s leach pads were located on the Yerington mine dump and tailings sites approximately five miles south of the MacArthur property. During evaluation and mining of the MacArthur mine, Arimetco drilled an unknown number of holes as a check on Anaconda’s 1972 to 1973 drilling. Anaconda’s drilling and resource calculations provided the mine planning data for Arimetco’s MacArthur mine. Due to rising costs and depressed copper prices, Arimetco was forced to abandon their claim position and file for bankruptcy in 1999.

In 2004, North Exploration located unpatented claims covering portions of the MacArthur property and the MacArthur pit that were leased to Quaterra in 2005. Subsequently, Quaterra has staked additional claims, bringing the current total to 409 claims over the project area. Quaterra’s current land position is displayed on FIGURE 4-2.

6.3	Historic Mining

The MacArthur project area has seen limited historic mining activity, and there is no indication of any historic, small-scale, artisanal mining activity. The most recent activity occurred between 1995 and 1997, when Arimetco mined a limited tonnage of surface oxide copper for heap leaching at the historic Yerington Mine site. No consistent, large-scale mining has occurred on the site.

6.4	Historic Metallurgical Testwork and Mineral Processing

The metallurgical testwork performed on material from the MacArthur property is dated and focused on leach performance of material typical of what was historically mined from the MacArthur pit. Anaconda, Bateman Engineering (Bateman), and Mountain States R&D International (Mountain States) have all performed various metallurgical testwork for the MacArthur property.

Anaconda completed bottle roll and vat leaching tests on crushed ore. Anticipated recoveries ranged from 82 to 85 percent of total copper while consuming 4 to 5 pounds acid per pound copper. Bateman ran 18 and 24-inch diameter 20-foot high column leach tests on run-of-mine ore and achieved 50 to 60 percent recovery of total copper while consuming 3 to 4 pounds acid per pound copper. Mountain States testing consisted of crushed un-treated ore and acid-cured ore column leach testing at 1.5 and 2.5 inch sizes. Mountain States estimated recoveries for the un-treated ore at approximately 70 percent of soluble copper at a 2.5 inch crushed ore size with only slightly better recovery at a 1.5 inch size. Acid consumption was approximately 3 pounds acid per pound copper. Recoveries for the acid-cured ore were increased by 5 to 10 percent, and the indicated acid consumption was reduced by approximately 1 pound acid per pound copper. Acid-cured ore also leached faster than the un-treated ore, with recovery times going from 30 to 60 days down to less than 30 days.

Tetra Tech	January 2011	30

MacArthur Copper Project	Quaterra Alaska Inc.

Historic production reports from both Anaconda and Arimetco indicate that there were some issues with leaching the copper from the oxidized ore. Specifically, these reports reference longer than expected leach times and lower than expected solution head grades. The extended leach times of Anaconda’s studies are believed to be a function of caliche present in the surface samples and may not reflect the character of ore (later) exposed in the pit. Arimetco also began an investigation of this issue, which was thought to be attributed to crush size, but went into receivership before concluding the work. It is also possible that the extended leach times and low solution head grades are due to the presence of different copper minerals; specifically, chalcocite. In order to test this hypothesis, Tt and Quaterra selected 554 sample interval coarse rejects to be re-assayed using a sequential copper leach analytical procedure. The results of this re-assay program are discussed fully in SECTION 13-4.

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MacArthur Copper Project	Quaterra Alaska Inc.

7.0	GEOLOGICAL SETTING

7.1	Regional Geologic Setting

The MacArthur project area is located within the western Basin and Range Province in Nevada on the east side of the Sierra Nevada Mountains. Within the Basin and Range, north trending normal faults have down-dropped basins on either side of upland ranges. In a similar setting in Lyon County, Nevada, the Singatse Range and Wassuk Range form the western and eastern boundaries, respectively, of the Mason Valley. The MacArthur property, in the Yerington mining district, is located in the west-central portion of the Mason Valley along the eastern slopes of the Singatse Range.

The regional geology is displayed on FIGURE 7-1 (Proffett and Dilles, 1984). The oldest rocks in the Yerington area of Mason Valley are an approximate 4,000-foot section of Late Triassic, intermediate and felsic metavolcanics and lesser sedimentary rocks, the McConnell Canyon Formation, associated with volcanic arc development along the North American continent during the Mesozoic.

This sequence is disconformably overlain by a series of Upper Triassic carbonates, clastic sediments, and volcaniclastics that are in turn overlain by the Norian (aka Mason Valley) Limestone, a massive limestone nearly 1,000 feet thick. During the Upper Triassic – Lower Jurassic, a section of limestones, clastic sediments, tuffs, and argillites, in part correlative with the Gardnerville Formation, were deposited. The Ludwig Limestone, containing gypsum, sandstone, and arkose, overlies the Gardnerville Formation.

Mesozoic plutonism, possibly related to the igneous activity that formed the Sierra Nevada Mountains, followed during the Middle Jurassic with emplacement of the Yerington batholith of granodiorite (field name) composition and the Bear batholith of quartz monzonitic composition. Mesozoic plutonism, emplaced approximately 169 Ma (Proffett and Dilles, 1984), was closely followed by Middle Jurassic quartz monzonite porphyry dikes and dike swarms related to the Luhr Hill granite porphyry. Andesite and rhyolite dikes represent the final phase of Mesozoic igneous activity.

Mesozoic rocks were deeply eroded and then overlain by Mid-Tertiary tuffs and lesser sedimentary rocks. Coarser grained andesite dikes are tabbed as Tertiary. The entire package was subsequently faulted along north-trending, down-to-the-east dipping faults that resulted in extension and major westerly tilting.

7.2	Local Geology

The MacArthur Copper Property is one of several copper deposits and occurrences hosted in or related to Middle Jurassic intrusive rocks within the Yerington Mining District, Lyon County, Nevada. The Yerington area is underlain by early Mesozoic volcanic and sedimentary rocks now exposed along uplands in the Singatse Range in the west and the Wassuk Range to the east. These Mesozoic rocks were intruded by three Middle Jurassic batholiths, the oldest known as the McLeod Hill Quartz Monzodiorite (field map name granodiorite), followed by the Bear Quartz Monzonite that comprise the majority of outcropping rocks on the MacArthur property. These batholiths were themselves intruded during the Middle Jurassic by the Luhr Hill Granite, the source of quartz monzonitic (or granite) porphyries, moderately to steeply north dipping quartz-biotite-hornblende porphyry dike swarms, associated with copper mineralization, striking west-northwesterly across the MacArthur property as well as across the entire mining district.

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NEVADA BUREAU OF MINES AND GEOLOGY
PREPARED IN COOPERATION WITH THE ANACONDA COMPANY
MAP 77 GEOLOGIC MAP OF THE YERINGTON DISTRICT, NEVADA
GEOLOGIC MAP OF THE YERINGTON DISTRICT, NEVADA
J. M. Proffett, Jr.,* and J. H. Dilles**
1984
MAP SYMBOLS
Quaterra Claim Outline
Yerington

(Proffett and Dilles, 1984)

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig7-1.cdr	Figure 7-1 Regional Geology Map Yerington District, Nevada
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/20/2011

MacArthur Copper Project	Quaterra Alaska Inc.

Early to middle Tertiary volcanics followed, including older basalts and abundant ash flow tuffs, now exposed in the upland ranges.

During advent of Basin and Range normal faulting, ca 18-17 Ma, this entire package of rocks was down-dropped to the east along northerly striking, east dipping, low-angle faults that flatten at depth creating an estimated 2.5 miles of west to east dilation-displacement (Proffett and Dilles, 1984). Such extension rotated the section such that the near vertically-emplaced batholiths were tilted westerly to an almost horizontal position. Pre-tilt, flat-lying younger volcanics now crop out as steeply west dipping units in the Singatse Range west of the MacArthur property. Easterly extension thus created a present-day surface that actually represents a cross-section of the geology as it was when it was originally emplaced.

7.3	Property Geology

The MacArthur property is underlain by two Middle Jurassic batholiths, granodiorite (McLeod Hill Quartz Monzodiorite) intruded by quartz monzonite, (Bear Quartz Monzonite) both of which are intruded by Middle Jurassic quartz porphyry hornblende and quartz porphyry biotite (hornblende) dikes. The steeply north dipping porphyry dike swarms follow a penetrative west-northwest structural fabric. Narrow (<10 feet) fine grained andesite and rhyolite dikes, post porphyry diking, follow the same WNW structural fabric.

The McLeod Hill Quartz Monzodiorite, aka granodiorite, weathers as an irregularly orange stained, medium olive green, fine to medium grained rock underlying most of the northern and western parts of Quaterra’s claim block. Greenish epidote and minor orange limonite staining are present to common. Megascopic rock constituents include ~50 percent plagioclase, ~20 percent orthoclase, <20 percent quartz, 5 to 20 percent mafics (hornblende and biotite), 1 to 10 percent epidote, and minor magnetite and other opaques.

The quartz monzonite, formal designation as Bear Quartz Monzonite, cropping out along the east part of the claim block and underlying the MacArthur pit, is beige to light gray to off white, fine to medium grained, hard but well-fractured, with minor textural variants. Megascopic constituents include ~30 percent orthoclase, ~30 percent plagioclase, ~ 20 percent quartz, and 5- to 10-percent hornblende. In bench walls at the MacArthur Pit, quartz monzonite hosts conspicuous light brown limonite banding (averaging 4 to 6 per foot) sub-parallel to the steeply north dipping, west-northwest trending quartz porphyry dikes. Along the eastern portions of the property, including the eastern third of the MacArthur pit, quartz monzonite assumes a light gray color due to widespread sodic-calcic alteration.

A phase known as the “border-phase quartz monzonite” is found at the top of the Bear Quartz Monzonite pluton (Proffett and Dilles, 1984) and is often mapped at the contact between the granodiorite and the quartz monzonite. The border-phases finer-grained than the quartz monzonite and has more abundant potassium feldspar.

Quartz-hornblende / biotite porphyry dikes, originating from the Jurassic Luhr Hill Granite intrude both granodiorite and quartz monzonite at the MacArthur property and are recognized in dike swarms regionally throughout the Yerington mining district. Porphyry dikes hosted a large portion of the primary copper mineralization at Anaconda’s Yerington mine and are associated with all copper occurrences in the district. Not all porphyry dikes host copper mineralization, be it sulfide or oxide. At the MacArthur property, porphyry dikes strike west-northwesterly, dipping moderate to steeply north, typically as ridge-formers with widths to 50 feet or more. Porphyry dikes at MacArthur are classified by dominate mafic minerals into quartz biotite porphyry and quartz hornblende porphyry, each subdivided further based on composition and alteration. Dikes contain feldspar crystals and either hornblende or biotite crystals set in an aphanitic matrix. MacArthur pit walls offer excellent exposures of the dikes that host (fracture-controlled) oxide copper mineralization. The following descriptions originate from Quaterra’s surface mapping and from core and chip logging:

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MacArthur Copper Project	Quaterra Alaska Inc.

  Quartz biotite porphyry: contains 2 to 4 mm, generally euhedral, blackish biotite “books” (5 to 10 percent) and 2 to 8 mm cloudy quartz phenocrysts (“quartz eyes”) 2 to 5 percent. Hornblende is rare to absent. Feldspars commonly 3 to 5 mm. May host sulfide or oxide copper. May or may not have indigenous limonite. If hornblende is present and altered to secondary biotite, the dike is mapped as QMpb- 2, otherwise mapped as QMpb-1.

  Quartz hornblende porphyry: contains acicular hornblende crystals, typically thin, “needle-like” to 5 mm long, feldspars vary from 2 to 5 mm. Variety QMph-1 contains 1-5 percent sulfide (mostly pyrite) with or without indigenous limonite and 3-5 percent quartz phenocrysts (2 to 5 mm). Variety QMph-2 contains 2-3 percent sulfides (common) and always has indigenous glass (resinous) limonite derived from primary oxidized chalcopyrite, contains oxide copper, and quartz phenocrysts (2-5 mm) present to 2-5 percent. Variety QMph-3 commonly contains large (to 10 mm) epidote “splotches” (phenocrysts or “epidotization”) with 0 percent to trace, fine grained (~1 mm) quartz phenocrysts, no to trace sulfides. Any oxide copper is transported from nearby copper-bearing rocks and not oxidized from the porphyry itself.

The best exposures of Jurassic age andesite dikes are found in the walls of the MacArthur Pit where the typically soft- to medium-hard, recessive, olive-greenish dikes can be traced from bench to bench or in some cases projected across the pit floors. Andesite dikes are commonly very fine grained, plagioclase-bearing porphyries that pinch and swell as they fill fractures. Fist-sized pillows may be a weathering product. Andesite dikes intrude the hornblende and biotite quartz porphyry dikes, again best exposed in MacArthur pit walls.

Jurassic age rhyolite dikes are also well exposed within the MacArthur Pit walls. The rhyolite is a white to gray quartz-rich rock. Rhyolite dikes contain approximately 5% mafic minerals (hornblende and biotite) and rare (1-2%) quartz phenocrysts.

Tertiary hornblende andesite dikes have also been identified on the MacArthur property. These dikes are similar, but coarser grained than the Jurassic andesite dikes, containing abundant, acicular, black hornblende phenocrysts and occasionally plagioclase phenocrysts up to 5-10 mm in long dimension. Tertiary hornblende dikes are frequently observed intruding Basin & Range fault structures

The Mesozoic intrusive rocks are unconformably overlain by a series of nine, moderate to steeply west dipping Mid-Tertiary ash flow tuff units with minor mafic flows and tuffaceous sediments dated at 27.1 to 25.1 Ma (Proffett and Proffett, 1976). The volcanic units make up the uplands in this part and throughout the Singatse Range and cover alteration and structure in the Jurassic igneous rocks.

The dominant west-northwest (N60°W to N80°W) structural fabric recognized throughout the Yerington District is manifested at the MacArthur property as porphyry dike swarms and as high angle shears, faults, and joints along which andesite dikes developed. Structure played a key role in localizing copper oxide mineralization around the historic pit area, principally along the west-northwest fabric and, secondarily, along generally orthogonal northeast structure bearing N20°E to N40°E.

The MacArthur fault, a low angle, easterly striking, north dipping, normal fault is the largest structure recognized on Quaterra’s claims. The hanging wall of the fault displaces the basal unit of the Tertiary ash flow tuff sequence approximately 2,000 feet to the east. The displacement of Jurassic intrusives as defined by the offset of the contact of the border quartz monzonite with granodiorite is on the order of 4,000 feet to the east. The MacArthur fault is one of few faults in the Yerington district known to have been active in both Jurassic and Tertiary time.

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MacArthur Copper Project	Quaterra Alaska Inc.

Chalcocite/oxide mineralization has a close spatial relation to the trace of the MacArthur fault north and west of the MacArthur pit. Gouge in the fault frequently contains chalcocite and/or copper oxide suggesting a structural mineralizing trap.

7.3.1	Alteration

Alteration types recognized at the MacArthur property represent those found in mineralized porphyry copper systems. A generalized distribution of the MacArthur alteration types is displayed in FIGURE 7-2. The following descriptions are derived from field observation and from drill core and chip logging.

7.3.1.1	Propylitic

Propylitic alteration is common throughout the MacArthur property in the granodiorite, quartz monzonite, quartz monzonite porphyries, and in the Jurassic andesite. This alteration type occurs as chlorite replacing hornblende, and especially epidotization as veining, coatings, and or flooding on the granodiorite. Calcite veining is present but not common, observed largely in core or drill cuttings. Feldspars are commonly unaltered. Propylitic alteration frequently overprints or occurs with the alteration types described below.

7.3.1.2	Phyllic

Phyllic alteration is most frequently characterized by tan sericite partially or completely replacing hornblende and/or biotite sites. When phyllic alteration becomes more intense, plagioclase and/or potassium (K)-feldspar sites are also replaced by sericite. Maroon limonite, hematite, and trace sulfide (chalcocite, pyrite, and chalcopyrite) accompany sericite. However, these minerals do not replace mafic or felsic sites. Sericitic altered zones are often quite siliceous; however, it is unclear if it is due to quartz addition or just the destruction of other primary minerals.

Phyllic alteration is most pervasive and intense in the Gallagher area and in the northeastern part of the deposit, around hole QM-072. Weak and less pervasive phyllic alteration is found just west of the MacArthur pit and in limited areas around the MacArthur fault. The alteration type does not show preference with rock type and has been described in the granodiorite, quartz monzonite, and quartz monzonite porphyries.

7.3.1.3	Potassic Alteration

Potassic alteration occurs as shreddy, fine-grained biotite replacing hornblende and rarely as pinkish K-feldspar flooding or in vein haloes, along with disseminated magnetite.

Potassic alteration as shreddy secondary biotite is most obvious in the western and central areas of the MacArthur pit. However, there is occasional biotite replacing hornblende in the northwestern and western portions of the MacArthur property, but is usually less than 20 percent. K-feldspathization is conspicuous in the mineralized drill intercept of drill hole QM-100. Potassic alteration of some degree has been identified in the granodiorite, quartz monzonite, and quartz monzonite porphyries.

Tetra Tech	January 2011	36

MacArthur Copper Project	Quaterra Alaska Inc.

7.3.1.4	Sodic-Calcic Alteration

Pervasive sodic-calcic alteration has been identified within the eastern portions of the MacArthur pit and as broad zones in the far northeastern portion of the district and south of the MacArthur pit. This type of alteration most frequently occurs as albite replacing K-feldspar and as chlorite replacing hornblende in the quartz monzonite, however, has also been identified in the granodiorite and quartz monzonite porphyries. Epidote staining and phenocrysts as well as sphene crystals are ubiquitous. Actinolite replaces hornblende in the more intense zones of sodic-calcic alteration occurring most commonly in the Albite Hills east of the MacArthur pit.

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N M
0 1,500 3,000
feet
0 500 1,000
meters
Carson Hill
QM-072
MacArthur fault
QMCC-1
QM-003
QM-012
MacArthur Pit
QMT-1
QM-010
Singatse Fault
Weak Sericite, pyrite, quartz
Sericite strongly dominant, pyrite, quartz
Silicification
Sodic-calcic alteration, minor actinolite
Secondary Biotite, minor quartz & magnetite, rare pyrite
Faults
Dashed where projected
Quaterra Drill Holes

Issued by: TETRATECH, 350 Indiana Street, Suite 500, Golden, Colorado 80401, (303) 217-5700 (303) 217-5705 fax	Drawing Provided by/Prepared for: **QUATERRA ALASKA, INC.**	File Name: Fig7-2.cdr	**Figure 7-2** **Generalized Alteration Types**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/26/2008

MacArthur Copper Project	Quaterra Alaska Inc.

7.3.1.5	Silicification

Silicification occurs as a wholesale replacement of the rock, but only occurs as small and irregular zones that are less than 200 feet across. Silicification is present in the western portion of the district, around the Gallagher area and as isolated occurrences within the MacArthur pit.

7.3.1.6	Multiple alteration types

Multiple alteration types are common throughout the area and tend to occur together. Shreddy chlorite has been identified in the MacArthur pit, which likely represents propylitic alteration overprinting potassic alteration. Zones of phyllic and propylitic alteration have been identified between the Gallagher area and the MacArthur pit.

7.3.1.7	Supergene alteration

Sulfuric acid (H2SO4), formed by the oxidation of sufides, has altered feldspars and mafic minerals to clay and sericite. North of the MacArthur pit, supergene alteration has formed classic leached capping, which is underlain by chalcocite mineralization.

Tetra Tech	January 2011	39

MacArthur Copper Project	Quaterra Alaska Inc.

8.0	DEPOSIT TYPES

The MacArthur project contains an outcropping copper oxide deposit. Anaconda described the deposit (from pre-mining drilling data) as “an oxidized low grade porphyry copper deposit which has been locally enriched by exotic copper” (Heatwole, 1978). Although the MacArthur porphyry copper system likely developed in near-vertical geometry, regional studies by Proffett and Dilles (1984) suggest the MacArthur area, from its original vertical position, is now tilted westerly approximately 60 to 90 degrees and extended to the east so that the map view is actually a cross sectional representation.

The structural complexity of the region has generated considerable debate as to the formation of the deposit geometry. One idea holds that copper oxide mineralization at the MacArthur property has been remobilized from the in-place oxidation of a now eroded primary sulfide copper ore shell of the porphyry system located west of the MacArthur property. The hydraulic gradient was such that copper followed fractures to deposit exotic copper, in an irregular flat-lying shape, in the area presently being explored as the MacArthur property. Further, mixed with, and below the oxide mineralization, chalcocite (Cu2S), a secondary copper sulfide mineral, developed as a flat, tabular “blanket” up to 50 feet thick possibly as a second cycle leaching of an earlier formed chalcocite blanket. Predominantly below, but commonly mixed with chalcocite mineralization, drilling has intersected primary copper sulfide mineralization as chalcopyrite (CuFeS2) distributed over drill thicknesses up to 100 feet. Typical drillhole cross sections displaying oxide and secondary chalcocite with or without primary chalcopyrite mineralization are displayed in FIGURE 8-1 and FIGURE 8-2.

An alternative idea that remains in discussion is that the deposit has a more classic origin with supergene chalcocite mineralization having developed from first cycle of leaching of a primary sulfide copper ore shell. Under this scenario, supergene enrichment of primary sulfides within a porphyry copper system would form an enriched chalcocite blanket above the chalcopyrite mineralized protore. Weathering and oxidation of the chalcocite blanket produced an upper zone with lateral migration of copper enhanced by intensive fracturing common during the Tertiary in the Great Basin. .

Regardless of the nature of deposition and extent of remobilization, copper mineralization has been identified across nearly the entire area investigated by Quaterra’s drilling program and gives every indication of extending well beyond. As currently defined by drilling, the mineralization covers an area approximately 1.5 square miles based on drillholes spaced at 500 feet outside of the MacArthur pit and spaced at approximately 150 feet within the pit.

Tetra Tech	January 2011	40

5200
5000
4800
4600
4400
4200
4000
Oxidizel cc blanket
Clvysocolla Azurite
Malachite, Neotocite
Chalcocite
Chalopyrite
0
20'
1 in = 200'

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, Colorado 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for:	File Name:
QUATERRA ALASKA, INC.	Fig8-1.cdr
Project: MacArthur Copper Project	Project Number: 114-310920
Project Location: Lyon County, Nevada	Date of Issue: 01/15/2011

Figure 8-1
Drillhole Section 14,691,000N
(Looking North)

5400
5200
5000
4800
4600
4400
4200
4000
3800
3600
3400
3200
3000
Mixed Zone
1 in = 200'

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, Colorado 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for:	File Name:
QUATERRA ALASKA, INC.	Fig8-2.cdr
Project: MacArthur Copper Project	Project Number: 114-310920
Project Location: Lyon County, Nevada	Date of Issue: 01/15/2011

Figure 8-2
Drillhole Section 2,438,324E
(Looking West)

MacArthur Copper Project	Quaterra Alaska Inc.

9.0	MINERALIZATION

Oxide, chalcocite, and primary copper mineralization on the MacArthur property is hosted in both granodiorite and quartz monzonite, and in lesser amounts within quartz biotite-hornblende (monzonite) porphyry dikes all of middle Jurassic age. Oxide copper is also hosted in northwest striking andesite dikes less than one to ten feet wide with contacts as favorable loci for mineralization. Andesite dikes make up less than approximately one to two percent of the host rocks on the property. Fracturing and ground preparation supplied the passage ways for the copper to migrate.

Copper oxide minerals are exposed throughout Quaterra’s MacArthur property, particularly in MacArthur pit walls as primarily green and greenish-blue chrysocolla CuSiO3. 2H20 along with black neotocite, aka copper wad (Cu, Fe, Mn) SiO2, azurite Cu3(OH2)(CO3) and malachite Cu2(OH2)CO3, while tenorite (CuO) was identified with the electron microprobe (Schmidt, 1996). Copper-enriched limonite was identified by Anaconda as the mineral delafossite (CuFeO2). Chalcocite has been identified in drill holes below the MacArthur pit and in drilling throughout the property. The sulfides digenite (Cu9S5) and covellite (CuS) have been identified petrographically in drill cuttings from the western part of the property. The oxide copper mineralization is strongly fracture controlled, coating joint and fracture surfaces and within shears and faults. Both green and black copper oxides are frequently found on 1-5 millimeter fractures, as coatings and selvages and may be mixed with limonite. The fractures trend overall N60°W to N80°W (bearing 300° to 280° azimuth) and generally dip to the north. Limited turquoise is found on the property, mainly in one- to five-millimeter veinlets. On a minor scale, oxide copper mineralization replaces feldspar phenocrysts in the igneous host units, favoring andesite.

A significant amount of chalcocite has been intersected in drillholes. Chalcocite is seen on drill chips or drill core coating pyrite and chalcopyrite as weak to strong coatings and is strongest when occurring around the MacArthur fault. Chalcopyrite is present as disseminations and veinlets, with or without chalcocite. As much of the historic drilling was stopped at shallow (<400 foot) depths, the scope and extent of chalcopyrite mineralization have not been fully defined.

Both copper oxide and chalcocite mineralization occur over approximately 9,000 feet east-west by 4,500 feet north-south. Copper oxides are structurally controlled coating fractures, joint surfaces, and developed as green or black “streaks” within shears and faults over several feet. Chalcocite may similarly be seen as grayish “streaks” within shears. Oxide mineralization occurs as a general, flat-lying geometry extending with good continuity 150 feet below surface and less continuously up to 600 feet below surface. Chalcocite mineralization generally forms as flat-lying 50 feet or more in thickness, mixed with or below oxide mineralization.

Primary chalcopyrite mineralization occurs irregularly with chalcocite and as porphyry style disseminations or as veinlets in quartz monzonite associated with potassic alteration below both the oxide and chalcocite mineralization. Quaterra’s drilling program in the Gallagher area has delineated a zone of chalcopyrite mineralization that extends over a north-south distance of 2,500 feet. The primary sulfide zone has a defined width of 500 feet and extends to a depth of approximately 650 feet. At the North Porphyry Target, a single drill hole, QM-100, intersected 0.58 percent Cu over 65 feet as veinlet and disseminated primary chalcopyrite mineralization, open in all directions.

Tetra Tech	January 2011	43

MacArthur Copper Project	Quaterra Alaska Inc.

10.0	EXPLORATION

Starting in April 2007 and continuing through October 2008, and from December 2009 through September 2010 Quaterra completed extensive reverse circulation and core drilling at the MacArthur property. Drill results through October 2008 coupled with 1972-1973 Anaconda drilling provided the data for Tetra Tech to publish the February 2009, revised March 2009, MacArthur NI43-101 Technical Report. An additional 77 drillholes completed through September 2010 form the basis for this updated NI 43-101 Technical Report.

There are three different mineralization zones encountered at MacArthur. All three mineralization zones: oxide, mixed chalcocite/oxide, and primary sulfide, are targets whose size can be increased by additional drilling and exploration.

10.1	Oxide Zone Exploration

Oxide mineralization on the property remains open to the north, west, and south and partially to the east toward the Albite Hills.

Toward the west, Quaterra holes QM-133 and QM-153 intersected 0.27 percent Cu over 235 feet and 0.16 percent Cu over 125 feet, respectively of oxide and acid soluble copper, open 1,000’ to the west.

Quaterra holes QME-79 and -80 drilled approximately 1,500 feet from the southeast limit of the historic resource both encountered intercepts of greater than 0.3 percent TCu oxide mineralization. This mineralization has not been offset to the east and only partially infilled toward the MacArthur pit.

Toward the south, drill holes QM-142, QM-108, and QM-140 encountered 0.21 percent Cu over 50 feet to 0.31 percent Cu over 10 feet, open 3,000 feet southerly to the Shuman area (3,500 feet south of the MacArthur pit) where oxide intercepts returned 0.24 percent Cu over 45 feet and 0.39 percent Cu over 30 feet from surface. Shuman drill holes are open in all directions, obscured to the south by Tertiary volcanic cover.

Toward the north, drill holes QM-122 and QM-123 intersected 0.20 percent Cu over 15 feet and 0.23 percent Cu over 20 feet, respectively. The extension is untested northerly.

10.2	Chalcocite/Oxide Zone Exploration

Chalcocite/oxide mineralization remains open to various degrees in all directions. The aforementioned oxide-bearing drill holes open to the north, west, and south also contain open chalcocite intercepts, with or without chalcopyrite. Drilling in the Shuman area (3,500 feet south of the pit) did not intersect chalcocite mineralization, and drilling to the east was too shallow to adequately test for chalcocite mineralization.

10.3	Primary Sulfide Zone Exploration

Primary, porphyry-style copper mineralization has been encountered in the Gallagher area and the North Porphyry Target area, both of which are open in one or more directions. In the Gallagher area, hole QM-010 intercepted 60 feet of 0.73 percent TCu including 15 feet of 2.46 percent TCu at a depth of 470 feet. A second mineralized zone at 575 feet assayed 0.40 percent copper over 50 feet, including 20 feet of 0.79 percent TCu. The mineralization in both intercepts occurs as disseminations and veins of chalcopyrite in granodiorite. The copper zone includes scattered anomalous gold values up to 370 ppb. Chalcopyrite veining with grades to 0.39 percent Cu over 11 feet in QM-049, approximately 1,000 feet north of QM-010, will be offset, targeting a 60 milliradian IPR anomaly at approximately 600’ depth. There is no deep drilling to the north.

Tetra Tech	January 2011	44

MacArthur Copper Project	Quaterra Alaska Inc.

Quaterra’s drilling program at the North Porphyry Target, north of the MacArthur pit, encountered mineralization (partially enriched with chalcocite) grading 115 feet averaging 1.15 percent TCu at a depth of 470 feet in drill hole QM-68. A similar section of mineralization in QM-070 (500 feet east of QM-068) averaged 1.02 percent TCu over a thickness of 45 feet at a depth of 435 feet. Together with mineralized intercepts in QM-072, (500 feet east of QM-070) which cut 15 feet of 1.2 percent TCu, the results point to a possible porphyry center in the foot wall of the MacArthur fault. This concept was favorably tested 1,500’ north of QM-68 where drill hole QM-100 intersected 0.58 percent Cu over 65’ from 1203.5 feet. This intercept is open to the west, north and east and open approximately 900 feet to the south. QM-26 is ±900 feet south of QM-100 and shows Cu grade with potassic alteration.

10.4	Geophysics

Quaterra contracted both helicopter-borne aeromagnetics (2007) and a ground Induced Potential-Resistivity (IPR) survey (2009) to supplement a 1963-1964 IPR completed by Kennecott Exploration Services -BCMC.

10.4.1	Magnetic Data

In November 2007, Quaterra contracted EDCON-PRJ to conduct a high-resolution, helicopter-borne aeromagnetic survey over a portion of the Yerington mining district including the MacArthur Copper Project. The survey was designed and conducted so data from historic aeromagnetic surveys conducted on behalf of Anaconda in the period 1966 to 1975 could be merged with the new data. The historic surveys were recovered from the Anaconda Archive collection maintained by the American Heritage Center, University of Wyoming. EDCON-PRJ digitized the historic survey data from the paper maps, as no digital data was available for those surveys.

The new high-resolution survey consisted of north-south flown lines with a line spacing of 100 m, except in some areas where greater spatial resolution was deemed necessary the line spacing was 50 m. The MacArthur project area was included in the 50m line-spacing flight block. A total of 2,685 miles of new data was acquired and 4,732 miles of historic data was digitized from the paper maps, resulting in an aeromagnetic data set consisting of 7,417 line-miles of data covering an area exceeding 1,000 sq. miles, encompassing the entire Yerington Mining District.

EDCON-PRJ began survey operations on December 14, 2007, and delivered the final product on January 23, 2008, including both the digitized historic survey data and merged data.

FIGURE 10-1 is a color image of the Total Magnetic Intensity – Reduced to Pole data. The units are nano-Teslas (nTeslas), formerly and more commonly known as “gammas”. “Reduced to pole” is a procedure that transforms the magnetic data so that it appears as if the survey were done at the North magnetic pole; i.e. the Earth’s magnetic field is vertical. The result of this transformation shifts the magnetic anomalies such that they are directly over the magnetic body causing the anomaly. Generally there is no loss of spatial resolution with this procedure. The reduction-to-pole transformation was performed using an inclination of 63.06 degrees and declination of 14.4 degrees for the Earth’s magnetic field in the Yerington, Nevada area at the time of the survey.

Tetra Tech	January 2011	45

1963-64 IPR LINES - in black
2009 IPR LINES - in white
nanoTeslas
(formerly gammas)
Section 2,438,324 E
Tv
Tv
Tv
Gallagher Adit
Historic Pit & Dump Limit
303500
304000
305700
306075
306600
307150
307825
13400W
12200W
11000W
9800W
8600W
7400W
6200W
5000W
3800W
2600W
500W

Issued by:	Drawing Provided by/Prepared for: QUATERRA ALASKA, INC.	File Name: Fig10-1.cdr	Figure 10-1 Magnetic Field and IPR Lines within Quaterra Claims Boundaries
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/15/2011

MacArthur Copper Project	Quaterra Alaska Inc.

10.4.2	Magnetic Interpretation

FIGURE 10-1 illustrates several interesting features that correlate to the geology, alteration and mineralization at MacArthur. The magnetic field in the MacArthur area, and much of the Yerington Mining District, is dominated by intense highs and lows caused by Tertiary volcanic rocks. At MacArthur the northwest quarter of the claim block and the southeast corner contain highly magnetic volcanic units. These areas are denoted in the figure by “Tv”. The intense magnetic lows (deep blue in FIGURE 10-1) correlate with specific geologic units within the Tertiary volcanic sequence. Some of these units have very strong permanent, remnant magnetization which has a major component in the opposite direction to the current magnetic field (often termed reverse remnant magnetization); hence the strong magnetic field lows.

The area between the two Tertiary volcanic “fronts” contains the altered and mineralized MacArthur hydrothermal system. This zone is approximately 3 miles long, NE-SW and 2 miles wide, NW-SE. Alteration, favorable Jurassic dikes, and mineralization extend to the edges of Tertiary volcanic rocks, and likely continue under the post-ore ‘cover’ in some areas. This motivated Quaterra to acquire a high-resolution aeromagnetic data set and to fund on-going interpretation of this data to look at targets covered by the highly magnetic volcanic rocks.

Initial data interpretation consists largely of a 3-dimensional computer model which has produced a subsurface distribution of magnetic susceptibility. The initial model has been built with a voxel size of 164 feet (50 m) by 164 feet (50 m) horizontally and 82 feet (25m) vertically, providing a detailed view of the magnetic bodies below the MacArthur area. FIGURE 10-3a and 10-3b, discussed later in the targeting section, are plan maps of magnetic susceptibility extracted from the 3d model at elevations of 4,100 feet and 3,300 feet, respectively.

Data interpretation is currently underway, including a 3-dimensional computer model which will yield a subsurface distribution of magnetic susceptibility. The first draft model for the MacArthur area has been completed and is currently under evaluation. It has been built with a voxel size of 164 feet (50 m) by 164 feet (50 m) horizontally and 82 feet (25m) vertically, providing a detailed view of the magnetic bodies below the MacArthur area.

Further discussion of the features in the magnetic data of FIGURE 10-1 will be discussed in combination with the other data sets discussed below.

10.4.3	Induced Polarization and Resistivity Data (IPR)

Also shown in FIGURE 10-1 are the lines (black) of an IPR survey conducted in 1963-64 by Kennecott Exploration Services (KES) on behalf of their sister company BCMC. KES collected 11 lines of IPR data using the dipole-dipole array, with a dipole size of 500 feet and dipole separations from N=1 to 6, which resulted in an effective “depth of investigation” (DOI) of approximately 1,200 feet below ground surface. The furthest west line was run with a dipole size of 1,000 feet, resulting in a depth of investigation exceeding 1,500 feet below surface.

In 2009 Quaterra contracted Zonge Engineering to conduct further IPR surveying to test the validity of the older data and to provide additional detail of the IP anomalies at depths beyond the reach of the earlier survey. Seven (7) lines were surveyed using a variety of dipole sizes and array configurations. Both surveys are summarized in TABLE 10-1, which includes two columns indicating the estimated depth of investigation (DOI) for each survey and group of lines. The DOI is given both as depth below ground surface and in terms of elevation.

High quality IPR surveys have been shown to be capable of sensing and mapping metallic sulfide concentrations of pyrite and/or chalcopyrite as low as 1-2 percent by volume. A significant volume of rock containing 3-5 percent pyrite/chalcopyrite will most likely result in an IP anomaly exceeding 30-40 milliradians response whereas 7-10 percent metallic sulfides will result in anomalies exceeding 75 milliradians. (Nelson and Van Voorhis, 1983)

Tetra Tech	January 2011	47

MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 10-1: SUMMARY OF IPR SURVEYS AT MACARTHUR QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
Lines	Company/Date	Array Type	Dipole Length	N-spacings	DOI – Elevation	DOI- Depth
500W,2600W,3800W, 5000W,6200W,7400W,8600W 9800W,11200W, 12400W	BCMC/1963-64	Dipole- Dipole	500 ft (152.4 m)	1, 2, 3, 4, 5, 6	3450 ft (1050 m)	1300 ft (400 m)
13400W	BCMC/1963/64	Dipole- Dipole	1000 ft (304.8 m)	1,2,3,4, 5	3300 ft (1000 m)	2100 ft (650m)
307825E	Zonge/2009	Dipole- Dipole	200m (656.1 ft)	0.5,1,2,….,9,10	2500 ft (750 m)	2000 ft (600 m)
305700E, 306600E	Zonge/2009	Dipole- Dipole	300m (984.2 ft)	0.5,1,2,….,9,10	1950 ft (600 m)	2800 ft (850 m)
306075E, 307150E	Zonge/2009	Pole- Dipole	150 m (492 ft)	1, 2, ……,21,22	2200 ft (675 m)	2600 ft (800 m)
304000E, 303500E	Zonge/2009	Pole- Dipole	200 m (656 ft)	1, 2, ……,21,22	2100 ft (650 m)	3300 ft (1000 m)

Significant value has been added to the interpretation of data from modern surveys as well as historic IPR surveys. Computer algorithms have been developed that can “invert” the IPR data to create a subsurface “model” populated by cubes with specific physical properties, which in the case of IPR data are IP phase and resistivity, and in the case of magnetic data is magnetic susceptibility. As noted by Nelson and Van Voorhis, the physical properties of IP and resistivity can be transformed to weight per-cent metallic sulfides in some areas. Their work focused on porphyry copper deposits in the U.S.

FIGURES 10-2a and 10-2b are the result of 2d inversion of the IP and resistivity data for line 306075E, which was surveyed in 2009 by Zonge Engineering. In both figures the top panel shows the inversion “model”, which is the subsurface distribution of IP (Figure 10-2a) or resistivity, Figure 10-2b). The model is the inversion of the observed data shown in the middle panel of each figure. The model parameters are then used to recalculate the ‘observed’ values and this is shown in the bottom panel of each figure and is designated as the ‘calculated IP or resistivity’ as the case may be. If the inversion has been done well, then the observed (middle panel) and the calculated (bottom panel) should be nearly identical. The inversion model is generally more accurate and more detailed if the data quality is high and the number of data points is equally great, as seen in the two figures showing the pole-dipole data collected from n=1 to n=22.

The objective of the 1963-64 IPR survey by BCMC was to detect primary sulfide porphyry-style mineralization at a depth of less than 1,000 feet. Nearly all of the lines indicate the anomalous response begins at a depth of 500 feet which for much of the MacArthur area is an elevation of 4100-4400 feet. The purpose of the 2009 IPR survey was to confirm the reliability of the earlier survey and to further define the depth extent of the IP anomalies. In viewing the inverted sections of the 1963-64 data one is left with the impression that the zone of anomalous IP response is typically flat-lying with a thickness of less than 1,000 feet and does NOT extend beyond a depth of 1500 feet. Comparison of data from the two surveys done more than 45 years apart is that the 1963-64 data is of good quality and can be used effectively to define IP anomalous zone within the upper 1,000-1,200 feet of the subsurface. However beyond that depth the 1963-64 data cannot effectively resolved the bottom of the IP anomalies nor determine if any of the anomalies extend to great depths. FIGURE 10-2a shows that while a portion of the anomalous IP zone on line 306075E is depth limited, the anomalies on the north and south ends of the lines extend much deeper, to a depth exceeding 2,000 feet.

Tetra Tech	January 2011	48

MacArthur Project
Line 306075 E
Quaterra Alaska
MacArthur Project
Pole-Dipole Resistivity/IP Data

Issued by:	Drawing Provided by/Prepared for:	File Name:
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	**QUATERRA ALASKA, INC.**	Fig10-2a.cdr
	Project: MacArthur Copper Project	Project Number: 114-310920
	Project Location: Lyon County, Nevada	Date of Issue: 01/15/2011

Figure 10-2a
Line 306075E – 2009 IRP Survey (phase in Mradians) - 2d Inversion

MacArthur Project
Line 306075 E
Resistivity
ohm-m
Survey Parameters:
Inversion control parameters:
Quaterra Alaska
MacArthur Project
Line 306075 E
2D Smooth-Model Inversion

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig10-2b.cdr	
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/15/2011	

Figure 10-2b
Line 306075E – 2009 IRP Survey
Resistivity (in ohm-m) - 2d Inversion

MacArthur Copper Project	Quaterra Alaska Inc.

10.4.4	Geophysics Targeting

In the search for primary-sulfide porphyry copper style mineralization at MacArthur as well as elsewhere in the Yerington Mining District (YMD) there seems to be two distinct fingerprints for the key styles of mineralization encountered. However, when mineralization types overlap or occur one within the other, the fingerprint of any individual deposit is more complex and difficult to recognize. In addition the fingerprint that dominates ones view depends on the scale of the data and the distance from which the observer is viewing the deposit. One of the best examples is the Yerington deposit, located 5 miles south of MacArthur. The deposit in total, viewed at a scale of say 1:10,000 is characterized by a large magnetic field low, the result of magnetite-destructive alteration. However, a detailed examination of more than 15,000 IP and magnetic susceptibility measurements throughout the Yerington pit led Hunter Ware (Ware, 1979) to conclude:

“Several successive quartz-monzonite-porphyry intrusions have been identified in this portion of the pit. Qmp-1 is the earliest and best mineralized (two to eight volume percent chalcopyrite-bornite and two to eight percent magnetite). The Qmp-2 series of porphyries are intermediate in age and degree of mineralization (one to two volume percent chalcopyrite and magnetite).”

and

“The high-grade chalcopyrite-bornite-magnetite mineralization assemblage is generally found within a particular parent quartz-monzonite porphyry intrusive or its immediate host wall rocks.”

So from a distance the Yerington deposit is a pronounced magnetic low and yet detailed measurements within the deposit itself indicate the primary mineralization is characterized by 2-8 percent magnetite (certainly a magnetic high) and 2-8 percent chalcopyrite-bornite (certainly a significant IP anomaly). This leads one to conclude that high grade primary-sulfide targets in the YMD will likely be characterized either as coincident magnetic and IP highs or magnetic lows with moderate IP response but with coincident magnetic and IP highs within or at the edge of the magnetic low.

Discussion of Targeting Figures

Prior to discussing the specific primary-sulfide porphyry targets at MacArthur, following is a discussion of the supporting figures illustrating various aspects of these targets: FIGURES 10-3a, 10-3b, 10-4, 10-5 and 10-6.

FIGURES 10-3a and -3b: Both of these figures as mentioned previously are plan maps of magnetic susceptibility at two different elevations; 4,100 feet and 3,300 feet. This type of ‘slice’ is commonly referred to as a ‘depth slice’ or ‘elevation slice’. The susceptibility is extracted from the 3d model constructed in the inversion of the magnetic data. There are also three other key themes shown in each figure: IP anomalies as bar plots, the drill holes were drilled to an elevation of 4,100 and 3,300 feet respectively, and the outlines of the target areas. It is significant to note that of the more than 600 drill holes completed over the last 75 years at MacArthur, only 24 of those reached an elevation of 4,100 feet and only 5 reached an elevation of 3,300 feet. Obviously a great deal of exploration remains for a primary-sulfide porphyry style deposit in an area of extensive alteration and outcropping mineralization that is more than 5.5 square miles is size.

Tetra Tech	January 2011	51

Section 2,438,324 E
Tv
Tv
Tv
M-10
M-6
M-3
M-6
QM-100
QM-026
QM-127
QM-128
QM-036
QM-049
QM-011
Gallagher Adit
Historic Pit & Dump Limit
22.3
16.4
12.7
9.5
7.3
5.5
4.3
3.3
2.6
2.1
1.7
0.8
0.0
Magnetic Susceptibility
Units are SI x 10-3
IP Anomaly
Legend
Strong
(50-75 mrads)
Moderately Strong
(40-50 mrads)
Moderate
(30-40 mrads)
Weak
(15-30 mrads)
N
Holes shown drilled to at least
an elevation of 4100ft.

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	**QUATERRA ALASKA, INC.**	Fig10-3a.cdr	**Figure 10-3a** **Magnetic Susceptibility** **Elevation Slice** **4,100 Foot Elevation**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/15/2011

Section 2,438,324 E
Tv
Tv
Tv
QM-100
QM-026
QM-035
Gallagher Adit
Historic Pit & Dump Limit
22.3
16.4
12.7
9.5
7.5
5.5
4.3
3.3
2.6
2.1
1.7
0.8
0.0
Magnetic Susceptibility
Units are SI x 10-3
IP Anomaly
Legend
Strong
(50-75 mrads)
Moderately Strong
(40-50 mrads)
Moderate
(30-40 mrads)
Weak
(15-30 mrads)
Holes shown drilled to at least
an elevation of 3280ft.

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig10-3a.cdr	Figure 10-3b Magnetic Susceptibility Elevation Slice 3,300 Foot Elevation
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/15/2011

MacArthur Copper Project	Quaterra Alaska Inc.

FIGURES 10-4, 10-5 and 10-6: All three figures are north-south cross-sections looking west (north on the right) through the various targets to be discussed. Each section consists of 3 panels, top to bottom.

Top Panel – Profile of the Total Magnetic Field – Reduced to Pole

Middle Panel – Cross-section showing drill holes with assay results for Total Copper on a color grid of the IP model produced by the 2d inversion algorithm. Reference lines are shown for elevations of 4,100 feet and 3,300 feet.

Bottom Panel – Cross-section location plan map (north on the right). Color grid of Total Magnetic Field – Reduced to Pole is superimposed on regional geology along with the target outlines and reference features such as the MacArthur pit.

Drill holes referred to in the text are shown in white.

Why elevations of 4,100 and 3,300 feet? The elevation of 4,100 feet was selected because this elevation consistently is the mid-point of most of the zones of IP response. An elevation of 3,300 feet was selected for two reasons:

1.	this elevation is the approximate limit of the DOI for the 1963-64 IPR survey; and

2.	this is the ‘apparent’ base of many of the anomalous IP zones.

MacArthur Pit North Target (brown outline in FIGURES 10-3a, 10-3b; FIGURE 10-4, south half)

The central portion of the Quaterra claim block is characterized by a large area of subdued magnetic response as seen in Figure 10-1 and also shown in the magnetic susceptibility depth slices shown in FIGURES 10-3a and 10-3b. The MacArthur Pit North Target exhibits a fingerprint that most closely resembles what one would expect of the Yerington Deposit. The target includes the MacArthur pit as well as the area north, northwest and northeast of the pit, extending more than 7,500 feet long (NE-SW) and 3000 feet wide (NW-SE). The SW one-third of this target widens to a distance in excess of 5,700 feet (NW-SE). In general, it is an area of subdued topography where much of the oxide and mixed oxide/chalcocite has been delineated within 400 feet or less of the ground surface. The subdued magnetic response is likely caused by magnetite-destructive alteration as seen in large scale at the Yerington Deposit, which is located 5 miles to the south.

As seen in FIGURES 10-3a and 10-3b the target area is characterized by moderate to strong IP anomalies. The cross-section from line 306075E (Figure 10-4) shows the IP response from the 2009 IPR survey. The top surface of the stronger IP anomalies in this area occur at an elevation of 4,400 feet (depth below surface of 300-400 feet). Many of these zones of anomalous IP response have not been tested with deeper drilling since the initial focus has been to delineate and extend the oxide copper/chalcocite mineralized zone. Of the 24 holes drilled to an elevation of 4100 feet, only 7 occur within this target area, and only 3 were drilled to an elevation of 3,300 feet. More than a few of the shallow holes drilled above the zones of anomalous IP response have intersected significant chalcocite and chalcopyrite near the bottom of these holes.

Tetra Tech	January 2011	54

NS Section 306075E
(TAC18220E)
2009 IP L306075E
(150 m p-dp)
Induced Polarization
(mradians)
TMI_RTP from Helimag
4100 feet
3300 feet
M-1
305700
7400W
306075
6200W
Quaterra Alaska Inc
MacArthur Project, NV
Sec306075E (TAC 18220E)

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig10-4.cdr	
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/17/2011	

Figure 10-4
(Section 306075mE) = 2,437,650ftE
IP Inversion - L306075E
(2009 Survey by Zonge Engineering for Quaterra)

HOLES PLOTTED
Section 305500E
(TAC16320E)
1963-64 IP L8600W
(152 m dp-dp)
HelMag_TMI-RTP
4100 feet
3300 feet
QM-124
Induced Polarization
(mradians)
(from TS2dIP inversion))
TMI_RTP from Helimag
(units are nanoTeslas)
SECTION SPECS
SCALE 1 : 5000
9800W
8600W
7400W
305700
Quaterra Alaska Inc
MacArthur Project, NV
Sec305500E (TAC 16320E)
Inman/3jan2011

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig10-5.cdr	Figure 10-5 (Section 305125mE) = 2,435,750ftE - IP Inversion L9800W (1963-64 Survey by BCMC)
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/17/2011

HeliMag_TMI-RTP
Section 305125E
(TAC15070E)
1963-64 IP L9800W
(152 m dp-dp)
4100 feet
3300 feet
Induced Polarization
(mradians)
(from TS2dIP inversion)
TMI_RTP from Helimag
(units are nanoTeslas)
SECTION SPECS:
11000W
9800W
8600W
Quaterra Alaska Inc
MacArthur Project, NV
Sec305125E (TAC15070E)
Inman/3jan2011

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig10-6.cdr	**Figure 10-6** **(Section 305500mE) = 2,424,540ftE - IP Inversion L8600W (1963-64 Survey by BCMC)**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/17/2011

MacArthur Copper Project	Quaterra Alaska Inc.

Cross-section in FIGURE 10-4 also indicates that the IP anomaly within the existing MacArthur pit extends to a significant depth and has not been tested with any drill holes. Hole M-1 drilled more than 25 years ago by Superior Oil, did encounter primary sulfide mineralization at depths exceeding 1,200 feet and this hole is clearly north of the deep extension of the IP anomaly.

Of particular interest in the SW third of this target is the NW-SE trending zone of increased magnetic susceptibility with coincident moderately strong to strong IP anomalies. This response is coincident with a series of NW trending Qmp dikes. There are no drill holes within this anomalous zone that penetrated a depth of 800 feet below surface or 4,100 feet elevation. Obviously this is a high priority target in the exploration for high grade primary-sulfide ore.

North Porphyry Target (FIGURES 10-4, north half and 10-5, north half)

Northeast from the area of oxide copper/chalcocite mineralization (including the MacArthur pit) is a topographically higher area, that includes Carson Hill. This area is referred to as the North Porphyry target area and is characterized by a magnetic anomaly with a relatively moderate amplitude of approximately 30 nTeslas and spatial dimensions of 6,000 feet NE-SW by 3,000 feet NW-SE. Within this broad magnetic high are at least three distinct magnetic anomalies that generally exceed 100 nT. One of these features, shown in FIGURES 10-3a and 3b, occurs at the north edge of the broader feature, trends generally E-W for a distance exceeding 3,000 feet, and is coincident in part with quartz porphyry dikes. The target is also characterized by moderate-strong to strong IP anomalies the strongest of which are coincident with the more intense magnetic highs. As shown in FIGURES 10-3a and 3b, the North Porphyry target has seen the most deep drilling with 12 of drill-holes to a depth exceeding 750 feet (4,100 feet elevation) and 2 holes exceeding 1,500 feet (elevation of 3,300 feet). Several of these holes intersected primary-sulfide porphyry copper mineralization as seen in the Yerington deposit high chalcopyrite with magnetite.

And yet the strongest IP anomalies with coincident magnetic highs have not been tested by drilling; i.e. north of hole QM-100, west of QM-026 and east of M-5. Drillhole QM-124 is located on the south edge of a strong IP anomaly (FIGURE 10-5). This zone should be tested with another hole located 250 feet to the NNW.

Gallagher Target (FIGURE 10-6 – south one-third)

Similar to the North Porphyry target, the Gallagher adit area is characterized by a zone of high magnetic susceptibility with zones of moderately strong to strong IP anomalies. The target area is 5,700 feet NE-SW by 3400 feet NW-SE. The northern edge of the Gallagher target has a number of strong IP anomalies of which only drill-hole QM-049 tested the south edge of this zone. In fact only 3 holes (FIGURE 10-3a) have penetrated to an elevation of 4,100 feet (1,200 feet depth) and no holes (FIGURE 10-3b) have penetrated to 3280 feet elevation (2,000 foot depth). The source of the broad magnetic high at Gallagher may be one of the favorable ‘quartz-monzonite porphyry intrusives’ that carry high grade mineralization as suggested in Hunter Ware’s article on the Yerington deposit. More deep drilling is planned for this area.

Northwest and NW Gallagher Targets

Alteration and copper mineralization as well as zones of coincident high magnetic susceptibility and IP response continue to the contact with the post-mineral Tertiary volcanic front in the western portion of Quaterra’s claim block. Two areas in particular represent the best chance for mineralization to be found beneath the volcanic rocks at reasonable depths, one being the NW extension of the Gallagher target and the other located west of hole M-8 in an area with outcropping skarn. Moderate IP anomalies have been detected in both areas and further work is warranted in both areas. Advanced modeling including a ‘constrained’ 3d inversion of the magnetic data is planned early in 2011 in an attempt to ‘see’ below the highly magnetic volcanic rocks.

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MacArthur Copper Project	Quaterra Alaska Inc.

FIGURE 10-6 (north side of section) shows the Northwest target very well, with the results of drill-hole M-8 located more than 400 feet south of the center of the IP response and the coincident magnetic high. While Tertiary volcanic rocks may be the source of the magnetic high, certainly the IP anomaly suggests a target of primary sulfides at a depth of 800-1,000 feet below surface (4,100 feet elevation) and it is possible the magnetic anomaly consists of a contribution from a magnetic source at a similar depth in addition to the Tertiary volcanic rocks at the surface.

10.4.5	Further Geophysics Work

Key tasks remaining and recommended at MacArthur are:

  Complete a 3d ‘constrained’ inversion of the magnetic data to look beneath the Tertiary volcanic and to provide more detailed information on the depth, lateral extent and character of magnetic bodies related to the North Porphyry and Gallagher targets as well as the dike swarm as the southwest edge of the MacArthur Pit North target. The inversion algorithm will be constrained by hard data including contacts between the Tertiary volcanics and underlying intrusive/sediments and magnetic susceptibility measured on core and rock samples.

  Run at least 3 additional north-south IPR lines using the pole-dipole array with 150 m dipole. The lines should be placed (refer to FIGURE 10-1) approximately coincident with lines 9800W, 11000W and 12200W of the 1963-64 survey. The purpose of these additional lines is to prospect the Northwest and Northwest Gallagher targets to the west under the Tertiary cover and to provide further coverage at depth for the MacArthur Pit target’s southwest area.

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MacArthur Copper Project	Quaterra Alaska Inc.

11.0	DRILLING

The 2009-2010 drillhole program was comprised of both infill definitional drilling and stepout exploration drilling. During this program, Quaterra drilled 42,982.5 feet in 77 new drillholes, and added 8,547 copper assays to the existing database of 25,554. TABLE 11-1 provides basic information on the 2009-2010 drilling, and TABLE 11-2 details the new significant intercepts that were added to the existing database. FIGURE 11-1 displays the location of Quaterra and historic drilling at MacArthur.

Quaterra’s complete drillhole database is listed in APPENDIX D.

TABLE 11-1: QUATERRA 2009-2010 BASIC DRILLHOLE DATA QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
January 2011	Azimuth	Dip	Total Depth (ft)
QM-086	0	-90	400
QM-087	0	-90	500
QM-088	180	-60	480
QM-089	0	-90	800
QM-090	0	-90	430
QM-091	0	-90	600
QM-092	0	-90	400
QM-093	0	-90	400
QM-094	0	-90	500
QM-095	0	-90	400
QM-096	0	-90	440
QM-097	0	-90	580
QM-098	0	-90	570
QM-099	0	-90	1529
QM-100	0	-90	1965
QM-101	0	-90	625
QM-102	0	-90	700
QM-103	0	-90	450
QM-104	0	-90	500
QM-105	0	-90	405
QM-106	0	-90	400
QM-107	0	-90	425
QM-108	0	-90	355
QM-109	180	-60	1056
QM-110	0	-90	400
QM-111	0	-90	400
QM-112	0	-90	400

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MacArthur Copper Project	Quaterra Alaska Inc.

QM-113	0	-90	350
QM-114	0	-90	400
QM-115	0	-90	600
QM-116	0	-90	600
QM-117	0	-90	400
QM-118	0	-90	350
QM-119	0	-90	550
QM-120	0	-90	650
QM-121	0	-90	580
QM-122	0	-90	600
QM-123	0	-90	670
QM-124	0	-90	780
QM-125	0	-90	500
QM-126	0	-60	450
QM-127	0	-90	700
QM-128	0	-90	900
QM-129	0	-90	802.5
QM-130	180	-60	585
QM-131	0	-90	965
QM-132	260	-60	800
QM-133	180	-60	550
QM-134	180	-70	455
QM-135	0	-90	475
QM-136	0	-60	600
QM-137	60	-70	500
QM-138	0	-90	550
QM-139	0	-90	400
QM-140	0	-50	500
QM-141	0	-90	530
QM-142	0	-60	400
QM-143	0	-90	450
QM-144	0	-90	500
QM-145	180	-60	675
QM-146	0	-90	500
QM-147	0	-90	400
QM-148	0	-90	465
QM-149	180	-60	750
QM-150	0	-90	600
QM-151	0	-90	535
QM-152	0	-90	500
QM-153	0	-90	515

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MacArthur Copper Project	Quaterra Alaska Inc.

QM-154	0	-90	500
QM-155	180	-60	575
QM-156	0	-90	450
QM-157	0	-90	435
QM-158**	0	-70	490
QM-159**	0	-60	500
QM-160**	0	-60	500
QM-161**	180	-75	225
QM-161b**	0	-90	115
**Note that data from these holes was not used or was not available for the resource update.

TABLE 11-2: QUATERRA 2009-2010 LISTING OF SIGNIFICANT INTERCEPTS QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
Drillhole ID	Total Depth (ft)	From	To	Thickness (ft)	TCu %
QM-88	480	115	230	230	0.34
	including	150	160	10	2.27
QM-90	430	0	290	290	0.22
QM-96	440	165	210	45	0.5
QM-97	580	405	510	105	0.28
QM-98	570	425	500	75	0.23
QM-100	1965	1203.5	1268.5	65	0.58
QM-105	405	245	300	60	0.41
	including	250	255	5	1.69
QM-106	400	190	290	100	0.33
QM-112	400	15	195	180	0.15
QM-113	350	60	200	140	0.21
QM-120	650	285	385	100	0.47
	including	300	310	10	2.6
QM-123	670	405	475	70	0.26
QM-125	500	350	445	90	0.18
QM-133	550	195	430	235	0.27
QM-141	530	0	60	60	0.33
QM-143	450	120	280	160	0.17
QM-144	400	175	225	50	0.45
	including	200	205	5	1.27
QM-145	675	0	50	50	0.28
QM-148	465	45	315	270	0.14
QM-151	535	100	350	250	0.24
QM-153	515	100	225	125	0.16

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MacArthur Copper Project	Quaterra Alaska Inc.

QM-154	500	155	305	150	0.23
	including	200	205	5	1.09
QM-157	435	30	125	95	0.26

11.1	Surveying Drillhole Collars

During 2007 and into 2008, Quaterra’s drillhole coordinates and elevations were initially surveyed with hand-held GPS, but later were more accurately established by Telesto Nevada Inc. (Telesto), Reno, Nevada.

After field comparisons to confirm accuracy, all drill holes, since June 2008, have been surveyed by an in-house Trimble XHT, which was found to match Telesto surveys within 6-10 inches horizontally and 1-3 feet vertically.

11.2	Downhole Surveys

Forty four core holes and the deepest portions of 7 RC drillholes were downhole surveyed. Twenty-four core holes were surveyed with a Sperry Sun Single Shot tool by the drill crew upon completion of the hole. The instrument was rented from International Directional Services (IDS), Elko, Nevada USA. The downhole survey method was changed in 2008 to a Surface Recording Gyro operated by IDS personnel for five core and seven RC holes.

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DRILLHOLE LEGEND
Quaterra
Anaconda (1972)
Anaconda 1955-57
Bear Creek Mining
Pangea Gold 1991
Superior Oil
USBM
Grid in Nevada State Plane
Nad 83
0
1,000
2,000
feet
Contour interval 50 feet
2434000E
2436000E
2438000E
2440000E
2442000E
14694000N
14692000N
14690000N
14688000N
14686000N
14684000N
Historic pit and dump limit
Mason Pass Road
N

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig11-1.cdr	Figure 11-1 Drillhole Location Map
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/14/2011

MacArthur Copper Project	Quaterra Alaska Inc.

12.0	SAMPLING METHOD AND APPROACH

12.1	Sample Method and Details

Quaterra is exploring the MacArthur property with both reverse circulation (RC) and diamond core drilling methods. Diversified Drilling LLC, Missoula, Montana, USA has drilled all reverse circulation holes. During 2007-2008 the core drilling was contracted to Kirkness Diamond Drilling of Dayton, Nevada, USA and Kirkness Brothers Diamond Drilling (aka KB Drilling Co, Inc) of Carson City, Nevada, USA. Major Drilling America, Inc., Salt Lake City, Utah, conducted core drilling during 2009-2010. The RC crews ran one 10-12 hour shift per day; the core drill crews operated 24 hours per day.

Total RC and core footage drilled amounts to 123,119.1 feet in 250 holes comprised of 52 core holes for 26,931.6 feet and 198 RC holes (RC footage includes precollar drilling in three of the core holes) for 96,187.5 feet. Over 24,000 samples were taken from these drillholes to assay for copper, for gold (selected samples), and during the 2009-2010 drill campaign, for trace elements. Selected core was used to calculate rock quality designation (RQD), measure bulk density, and support planned metallurgical testing. The total area covered by the drilling is approximately 11,000 feet east-west by 6,000 feet north-south at approximate drill spacing of 500 feet. Drill spacing reduces to approximately 250 feet within an approximate 1,500 feet east-west by 1,000 feet north-south within the northeast portion of the MacArthur pit.

12.2	RC Drilling Sampling Method

All reverse circulation drilling is conducted with water added to eliminate dust. Diversified Drilling LLC uses a percussion hammer with interchange sampling system. Samples are collected in a conventional manner via a cyclone and standard wet splitter in 17-inch by 26-inch cloth bags placed in five-gallon buckets to avoid spillage of material. Sample bags are pre-marked by Quaterra personnel at five-foot intervals and also include a numbered tag bearing the hole number and footage interval. Collected samples, weighing approximately 15 to 20 pounds each, are wire tied, and then loaded onto a ten-foot trailer with wood bed allowing initial draining and drying. Each day, Quaterra personnel, or the drillers at end of their shift, haul the sample trailer from drill site to Quaterra’s secure sample preparation warehouse in Yerington, Nevada. Geologic logging samples are collected at the drill site in a mesh strainer, washed, and placed in standard plastic chip trays collected daily by Quaterra personnel.

12.3	Core Drilling Sampling Method

Core diameter was HQ (approximately 2.75 -inch diameter), reduced to NQ (approximately 2.5 -inch diameter) in one instance. Following convention, the drill crew at the drill site placed core samples in wax-impregnated, ten-foot capacity cardboard boxes. Sample boxes were delivered to Quaterra’s secure sample warehouse in Yerington, Nevada by the drill crew following each 12-hour shift.

12.4	Drilling, Sampling, or Recovery Factors

No factors were shown that could materially impact the accuracy and reliability of the above results. With few exceptions, core recovery exceeded 80 percent whilst RC recovery is estimated to be greater than 95 percent.

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MacArthur Copper Project	Quaterra Alaska Inc.

12.5	Sample Quality

It is Tt’s opinion that Quaterra’s samples of the MacArthur project are of high quality and are representative of the property. This statement applies to samples used for the determination of grades, lithologies, densities, and for planned metallurgical studies.

It is the opinion of the author that during the period in 1972 to 1973 when Anaconda explored and drill tested the MacArthur property, the drill samples taken by Anaconda were representative of the deposit and the methodologies commonly used by the industry at that time. This statement applies to samples used for the determination of grades, lithology, and densities, as well as metallurgical performance, supported by similar determinations and conditions being carried out at that time at Anaconda’s Yerington mine operation and as referenced below in an internal Anaconda report (Heatwole, 1972), portions of which follow:

“From March to November, 1972, over 225 holes were drilled… Approximately 33,000 feet of vertical hole and 13,000 feet of angle hole were drilled using percussion and rotary methods.”

The majority (62 percent) of the drilling, which was supervised by Anaconda’s Mining Research Department, was accomplished using Gardner-Denver PR123J percussion drills. The percussion drill was fitted with a sampling system designed by the Mining Research Department, which collected the entire sample discharged from the hole. The remainder of the drilling was done by Boyles Brothers Drilling Company using rotary and down-the-hole percussion equipment. The sampling system used by Boyles, especially during the early stages of drilling is not considered to be as accurate as the system designed by Mining Research”

While no details are available regarding Anaconda’s exact assaying protocol and quality control during drilling at the MacArthur property, an interview conducted by Quaterra personnel in October 2008 with Mr. Henry Koehler, Anaconda’s Chief Chemist during the 1960s and 1970s, confirmed that the techniques and procedures implemented conformed to industry standards for that era. Mr. Koehler was employed in Anaconda’s analytical laboratory from 1952 to mine closure in 1978. He currently resides in Yerington, Nevada.

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MacArthur Copper Project	Quaterra Alaska Inc.

FIGURE 12-1: LETTER FROM MR. HENRY KOEHLER

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MacArthur Copper Project	Quaterra Alaska Inc.

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

Tt has reviewed all of the Quaterra sample preparation, handling, analyses, and security procedures. It is Tt’s opinion that the current practices meet NI 43-101 and CIM defined requirements. After conducting a site visit Tt was concerned because standard samples were being stored in an unsecured area. Tt recommended that the standards be placed in a locked, secure area. Quaterra has since prepared such an area.

13.1	Reverse Circulation Sample Preparation and Security

RC sample bags, having been transported on a ten-foot trailer by Quaterra personnel from the drill site to the secure sample warehouse, are unloaded onto suspended wire mesh frames for further drying. Diesel-charged space heaters assist in drying during winter months. Once dry, sets of three samples are combined in a 24- by 36-inch woven polypropylene transport (“rice”) bag, wire tied, and carefully loaded on plastic lined pallets. Each pallet, holding approximately 13 to 15 rice bags, is shrink-wrapped and further secured with wire bands. Quaterra’s samples were shipped via UPS Freight to Skyline Assayers & Laboratories (Skyline), Tucson, Arizona USA through 2008. During the 2009-2010 drill campaign, Skyline dispatched a transport truck from Tucson to collect samples. A chain of custody form is signed by the UPS driver during pickup at the warehouse in Yerington, and by a representative of Skyline upon delivery in Tucson.

Complying with earlier recommendations from Tt, Quaterra now weighs each shrink-wrapped pallet of samples prior to departure from Yerington. Pallets are weighed upon arrival at Skyline Laboratories in Tucson and checked for consistency.

13.2	Core Sample Preparation and Security

Drill core, having been transported at end of each shift by the drill crew to Quaterra’s secure sample warehouse, is logged by a Quaterra geologist who marks appropriate sample intervals (one to nominal five feet) with colored flagging tape. Each core box, bearing a label tag showing drillhole number, box number, and box footage interval, is then photographed. Rock quality designations (RQD), magnetic susceptibility, and recovery measurements are taken. Core preceding drill hole QMCC-20 was sawed in half by Quaterra personnel; core holes QM-026, QM-036, QM-041, QM-046, and QM-049 were split in half using a hydraulic powered blade at the warehouse by Quaterra personnel (for approximately six months through core hole QMCC-20, core was sawed rather than hydraulically split). One half of the split was bagged in 11- by 17-inch cloth bags for assay while the other half was returned to the appropriate core box for storage in the sample warehouse. Approximately five to six cloth sample bags are combined in a larger 24- by 36-inch transport polypropylene (“rice”) bag, wire tied, and carefully loaded on plastic lined pallets. Each pallet, holding approximately 13 to 15 rice bags, is shrink-wrapped and further secured with wire bands for shipment to Skyline in Tucson. The same chain of custody protocol is used for both RC and core samples.

Following geologic logging and RQD measurements, the core portions of holes QM-99, QM-100, and QM-109 were strapped and shrink wrapped on pallets for shipment to ALS Minerals (Chemex) laboratory in Reno, Nevada. Core samples drilled during 2009-2010 were picked up from the warehouse by a Reno, Nevada-based ALS Minerals driver, and sample pallets were weighed upon receipt by the laboratory. ALS personnel sawed the core in half, one half for assay at the ALS laboratory, storing the other half in the core box for return to Quaterra. Chain of custody procedures for ALS Minerals follow the format described for Skyline.

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MacArthur Copper Project	Quaterra Alaska Inc.

13.3	Sample Analysis

During 2007, 12 drillholes (core) were analyzed at American Assay Laboratories (AAL) in Sparks, Nevada, USA. AAL is ISO/UEC 17025 certified as well as a Certificate of Laboratory Proficiency PTP-MAL from the Standards Council of Canada.

With sample submission-to-reporting time exceeding two months at AAL, Quaterra elected to use Skyline Assayers & Laboratories (Skyline) and ISO certified assay lab in Tucson, Arizona, USA for all further analytical work. Samples submitted to AAL were re-assayed (pulps or rejects) by Skyline for consistency of the data set.

Core from drill holes QM-99, QM-100, and QM-109 were submitted to ALS Minerals, Sparks, Nevada, USA. ALS Minerals is a ISO registered and accredited laboratory in North America. Quaterra samples arrive at Skyline via UPS truck freight and in 2009-2010 by a transport truck dispatched from Tucson by Skyline. A Quality Assurance and Quality Control Assay Protocol have been implemented by Quaterra where one blank and one standards are inserted with every 18 samples going into the assay stream. The Skyline assay procedures are as follows:

  For Total Copper: a 0.2000 to 0.2300 gram (g) sample is weighed into a 200-milliliter (ml) flask in batches of 20 samples plus two checks (duplicates) and two standards per rack. A three-acid mix, 14.5 ml total is added and heated to about 250°C for digestion. The sample is made to volume and read on an ICP/AAS using standards and blanks for calibration.

  For Acid Soluble Copper: a 1.00 to 1.05 g sample is weighed into a 200 ml flask in batches of 20 samples plus two checks (duplicates) and two standards per rack. Sulfuric acid (2.174 l) in water and sodium sulfite in water are mixed and added to the flask and allowed to leach for an hour. The sample is made to volume and read on an ICP/AAS using standards and blanks for calibration.

  For Ferric Soluble Copper (QLT): uses an assay pulp sample contacted with a strong sulfuric acid-ferric sulfate solution. The sample is shaken with the solution for 30 minutes at 75ºC, and then filtered. The filtrate is cooled, made up to a standard volume, and the copper determined by AA with appropriate standards and blanks for calibration.

  For Sequential Copper Leach: consists of four analyses: Total Copper, Acid Soluble Copper, Cyanide Soluble Copper, and the difference, or Residual. Following analysis for Total Copper and Acid Soluble Copper, the residue from the acid soluble test is leached (shake test) in a sodium cyanide solution to determine percent cyanide soluble minerals. The Sequential Copper Leach is a different approach to the Ferric Soluble Copper (QLT) leach, with possible greater leaching of certain sulfides (e.g. chalcocite or bornite) during the cyanide leach step.

Beginning in 2009, Quaterra requested 34-element trace element geochemistry from Skyline on selected samples which were analyzed by ICP.OES Aqua Regia Leach.

During 2009-2010 Quaterra core samples were picked up at Quaterra’s warehouse facility by ALS Minerals personnel and transported to ALS Minerals laboratory in Sparks, Nevada, USA. ALS Minerals personnel sawed the core, saving one-half for return to Quaterra. ALS assayed core for trace element geochemistry with 48-element Four Acid “Near-Total” Digestion.

In keeping with Tt recommendations, beginning in 2009, Quaterra began a program to re-assay selected samples when blanks, standards, or repeat assays exceeded or were below the expected values by 15 percent, or blanks returned an assay of >.015 percent.

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MacArthur Copper Project	Quaterra Alaska Inc.

13.4	Leach Assay Analysis

Both Sequential copper leach assays and QLT leach assays, when combined with column leach tests can be indicative of actual heap leach recoveries. Historically, sequential copper leach assays were not performed on samples at MacArthur. SECTION 6-4 discusses the problems encountered by previous operators while leaching ore material from the MacArthur pit. Since previous operators were unable to explain the longer leach times and low solution head grades they encountered, Tt recommended that Quaterra perform sequential copper leach assays on some of the available sample coarse rejects. While only early results were available for the 2009 TR, TABLE 13-1 shows an updated summary of the total copper, acid-soluble copper (ACu), and cyanide-soluble copper (CNCu) quantities categorized by mineralized zones. The acid-soluble fraction of total copper is greatest in the oxide zone. The cyanide-soluble fraction of total copper is greatest in the chalcocite/oxide zone where the dominant species of copper mineral is chalcocite. In the primary sulfide zone, both acid- and cyanide-soluble fractions of total copper are low due to high levels of chalcopyrite.

TABLE 13-1: SEQUENTIAL COPPER LEACH ASSAY RESULTS QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
	Average Values
Mineralized Zone	TCu%	ACu%	CNCu%	ACu : TCu	CNCu : TCu	% Soluble Cu	# of Samples
Oxide	0.185	0.103	0.015	0.56	0.08	64%	213
Chalcocite/Oxide	0.252	0.065	0.084	0.26	0.33	59%	281
Primary	0.186	0.019	0.030	0.10	0.16	27%	60

Tt proposes that Quaterra perform either, standard TCU assays, warm H2SO4 assay, and QLTor standard sequential copper leach assays on all drillhole samples that exceed 0.10 percent TCu for all future drilling programs. This data will help Quaterra to better understand potential mineralogical differences between the oxide, secondary, and primary mineral zones as well as help link column leach test composites with in situ material to better predict heap leach performance.

Beginning with drill hole QM-086 in December 2009, Quaterra continued to request analyses for total copper (TCu) from all drill samples. Analyses for acid soluble copper (ACu) and for ferric sulfate leach aka Quick Leach Tests (QLT) were requested for drill samples (plus an additional 50 feet downhole) containing visible green or black copper or containing chalcocite. These analyses were completed by Skyline Laboratories, Tucson, Arizona for all reverse circulation drilling. A high acid soluble copper to total copper ratio indicates that leachable oxide copper is present. QLT minus acid soluble offers an estimate of acid soluble (leachable) sulfide copper, i. e. chalcocite. The TCu, ACu, and QLT analysis combination is an alternative approach, rather than using the Sequential Leach analysis (TCu, ACu, cyanide soluble copper, then calculate residual).

Skyline Laboratories performed QLT analyses from both core and reverse circulation drill samples at the onset of Quaterra’s exploration program in 2007. In order to complete the QLT analyses through drill hole QM-085, Skyline analyzed an additional 2,747 pulps representing both core and reverse circulation drill footages.

TABLE 13-2 summarizes the results of the TCu, ACU, and QLT testing.

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MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 13-2: FERRIC SULFATE LEACH (QLT) ASSAY RESULTS QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
	Average Values
Mineralized Zone	TCu%	ACu%	QLTCu%	ACu : TCu	QLTCu:TCu	% Soluble Cu	# of Samples
Oxide	0.122	0.055	0.063	0.45	0.51	51%	2057
Chalcocite/Oxide	0.202	0.046	0.084	0.23	0.42	42%	2404
Primary	0.188	0.022	0.043	0.12	0.23	23%	446

13.5	Quality Control

As part of the Quaterra quality control program, 1248 standards and 1024 blanks have been submitted (TABLE 13-3) along with more than 24,000 individual drillhole samples. Of the QC samples submitted, 52 were submitted to American Assay Labs, 2,184 were submitted to Skyline Laboratories, and 36 to ALS Mineral Labs. Results from the laboratories are shown below. Lot failure criteria was established as any standard assay greater or less than15 percent of the reported value for the standard, or any blank assay greater than 0.015 percent TCu, and follow-up work was unable to explain the difference.

TABLE 13-3: BLANK AND STANDARD FAILURE RATES BY LABORATORY QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
	American Assay Labs	Skyline Labs	ALS Mineral Labs
Submitted Blanks	20	990	14
Failed Blanks	0	18	0
% Blank Failure	0.0%	1.8%	0.0%
Submitted Standards	32	1194	22
Failed Standards	7	5	0
% Standard Failure	21.9%	0.4%	0.0%

As part of Quaterra’s quality control program, all available samples or rejects which had been sent to American Laboratories during the early part of the Quaterra drilling program were also sent to Skyline Laboratories. Additionally, repeat assays were completed by Skyline on 101 pulps and 557 rejects, while 156 check assays of Skyline pulps were obtained from ALS (Chemex).

TABLE 13-4 summarizes the samples sent and the number of samples where the second assay was greater or less than 15 percent different from the original assay. As a result of this testing, American Assay results have not been used if Skyline results are available for that pulp or the reject.

Tetra Tech	January 2011	71

MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 13-4: LABORATORY COMPARISON QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
	Total Samples	Total assays +/-15% of original assay	% of Samples
Skyline vs American	590	219	37%
Skyline Reject vs American	127	34	27%
Skyline vs Skyline	101	8	8%
Skyline Reject vs Skyline	557	60	11%
Chemex vs Skyline	156	8	5%

Tetra Tech	January 2011	72

MacArthur Copper Project	Quaterra Alaska Inc.

14.0	DATA VERIFICATION

John Rozelle of Tt conducted a site visit to the MacArthur project area and Quaterra’s field office in Yerington, Nevada on September 29 through October 1, 2008 and June 23-24, 2010. During these visits Quaterra staff discussed the history of the project, presented all requested data, answered questions posed by Tt, presented the current geologic interpretation of the MacArthur deposit, and guided Mr. Rozelle on field examinations through the property which included observing drill sample collection during reverse circulation drilling. This section details the results of Tt’s verification of existing data for the MacArthur project.

14.1	Historic Data Check

Tt did not collect independent samples to corroborate historic data. It is Tt’s opinion that the previous owners of the MacArthur project area were competent established companies that followed industry standard practices for drilling, sampling, and assaying according to the industry standards in place at the time of the work. However, Quaterra has completed verification work on the historic data by re-assaying, when material was available, and twin hole drilling.

As an assay check on the historic Anaconda drilling within the confines of the current MacArthur pit, Quaterra twinned nineteen Anaconda holes using both reverse circulation and core drilling methods (TABLE 14-1). The attached histogram (FIGURE 14-1) contains information on 57 total holes: 38 Quaterra and 19 Anaconda. It provides a comparison of average copper grades between the 1972-1973 Anaconda drilling (all as dry drilling, capturing 100 percent of the dry sample) and Quaterra’s twin holes (wet sample recovery for all Quaterra reverse circulation drilling). Some of the twin holes drilled by Quaterra are angled whereas the corresponding Anaconda hole was drilled vertically. For these twin angle-drilled holes, the intercept displayed in FIGURE 14-1 is the length-weighted average over the projected vertical interval. The abbreviations Q-aRC and Q-bRC are first and second twins of existing holes.

14.2	Current Data Check

Tt has made several data checks and verifications of Quaterra work that has been performed for the MacArthur project. These checks include validation of assays from Skyline and comparing geologic field logs with drillhole data. No discrepancies have been found.

Tetra Tech	January 2011	73

MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 14-1: LIST OF TWIN HOLES DRILLED BY QUATERRA QUATERRA ALASKA, INC. – MACARTHUR PROJECT February 2009
Twin Group	Anaconda Hole	Quaterra Twin Core Hole	Quaterra Twin aRC Hole	Quaterra Twin bRC Hole
1	M120-C50-1	QMT-4
2	M120-C50-2	QMT-5	QMT-5aR
3	M165-K-1	QMT-11	QMT-11aR
4	M172.5-I-1	QMT-8	QMT-8aR
5	M195-M-1	QMT-13	QMT-13aR
6	M195-M-2	QMT-14	QMT-14aR	QMT-14bR
7	M205-G-2	QMT-6
8	M210-K-1	QMT-10	QMT-10aR	QMT-10bR
9	M210-O-1	QMT-15	QMT-15aR
10	M270-Q-1	QMT-17	QMT-17aR	QMT-17bR
11	M270-S-1	QMT-18	QMT-18aR	QMT-18bR
12	M30-K-1	QMT-12	QMT-12aR
13	M45-C1-1	QMT-1	QMT-1aR	QMT-1bR
14	M45-C1-2	QMT-2	QMT-2aR
15	M75-I-1	QMT-9
16	M90-B-1-2	QMT-3	QMT-3aR
17	M-90-G-4	QMT-19
18	M90-O-1	QMT-16	QMT-16aR
19	M95-G-1	QMT-7

Tetra Tech	January 2011	74

Vertical Length weighted average grade of intervals >.15%

Average vertical length weighted grade
0.80
0.60
0.40
0.20
0.00
Anaconda
Q-Core
Q-aRC
Q-bRC

Twin group	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Anaconda	0.38	0.36	0.26	0.41	0.32	0.49	0.28	0.69	0.35	0.31	0.20	0.26	0.43	0.57	0.24	0.27	0.40	0.23	0.43
Q-Core	0.33	0.20	0.25	0.24	0.28	0.35	0.25	0.47	0.33	0.25	0.26	0.27	0.27	0.36	0.28	0.27	0.58	0.20	0.57
Q-aRC		0.25	0.24	0.34	0.29	0.29		0.29	0.24	0.26	0.18	0.19	0.31	0.26		0.22		0.21	
Q-bRC						0.39		0.51		0.24	0.21		0.35						

Twin group

Issued by: TETRA TECH, 350 Indiana Street, Suite 500, Golden, Colorado 80401, (303) 217-5700 (303) 217-5705 fax	Prepared for: ***QUATERRA ALASKA, INC.***	File Name: Fig14-1.cdr	**Figure 14-1** **Twin Hole Charted Results**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/26/2008

MacArthur Copper Project	Quaterra Alaska Inc.

15.0	ADJACENT PROPERTIES

The following information is based on data and reports that predate NI 43-101 definitions of mineral resources and reserves and are presented as an indication of the types and magnitude of similar surrounding deposits and mines. The deposits presented are all within a few miles of the MacArthur project and have mineralization that is similar in nature to the MacArthur project. In some cases, extensive mining has occurred and the quantities reported represent historical, actual production. None of the resources referenced have been classified according to current CIM standards but were classified according to standards in use at the time of the estimate. It is Tt’s opinion that these estimates are indicative of the size and tenor of the mineralization present at the MacArthur project.

TABLE 15-1 lists historic resource estimates for three porphyry copper deposits in the Yerington area shown on FIGURE 15-1

TABLE 15-1: ADJACENT PROPERTY RESOURCE ESTIMATES QUATERRA ALASKA, INC. – MACARTHUR PROJECT February 2009
Adjacent Property Name	Ore Tons (kTons)	Average Grade (% TCu)	Contained Cu (kTons)	Contained Cu (000s lbs)
Yerington Mine	165,000	0.60	990	1,980,000
Ann Mason Deposit	810,000	0.40	3,240	6,480,000
Bear-MacArthur - Lagomarsino Deposit	500,000	0.40	2,000	4,000,000
Total all deposits[1]	1,475,000	0.42	6,230	12,460,000

Anaconda's Yerington porphyry copper mine, which was in operation from 1953 until 1978, is one to two miles west of the town of Yerington and was mostly covered by an alluvial plain at the base of the Singatse Range. The original discovery was formerly called the Empire Nevada mine with a reported production of 11,000 tons from 1918-1920.2 The Yerington Mine has produced more than 162 million tons of ore at an average grade of 0.55 percent copper containing more than one billion pounds of copper.3 The deposit was contained entirely within a multi-phased granodioritic intrusive (primarily quartz monzonite porphyry). The primary sulfide minerals; pyrite and chalcopyrite, occur as minute grains within the groundmass and as narrow seams.

________________________________
1 Carten, Richard B., 1986: Sodium-Calcium Metasomatism: Chemical, Temporal, and Spatial Relationships at the Yerington Nevada Porphyry Copper Deposit: Economic Geology, Vol 81, p. 1495-1519.
2 Moore, James G. and Archibold, N.L., 1969: Geology and Mineral Deposits of Lyon, Douglas and Ormsby Counites, Nevada; Nevada Bureau of Mines, Bulletin 75.
3 Spencer R. Titley, Editor, 1982: Advances in Geology of the Porphyry Copper Deposits, Southwestern North America, p. 145-148.

Tetra Tech	January 2011	76

MacArthur Copper Project	Quaterra Alaska Inc.

Mining of the Yerington deposit initially commenced on a defined deposit of 60 million tons of ore averaging 0.9 percent Cu. More than one-half of these reserves were enriched oxide ore with chrysocolla the predominant ore mineral overlying the main sulfide deposit and, by the time the mine shut down, approximately 165 million tons of ore averaging 0.6 percent Cu had been produced. As of 1995, the Yerington deposit still contained proven and developed sulfide resources (classified at the time of closure and not according to NI 43-101 standards) of 50 million tons averaging 0.49 percent Cu.4

________________________________
4 American Mines Handbook: Southam Magazine and Information Group.

Tetra Tech	January 2011	77

QUATERRA'S MACARTHUR CLAIM BLOCK
MacArthur Pit and Waste Dump
to Fernley and Reno
T14N R25E
T14N R26E
AREA OF BEAR DEPOSIT
to Fallon and Hawthorne
Alt 95
YERINGTON PIT
YERINGTON
T13N R25E
T13N R26E
ANN MASON DEPOSIT
NEVADA COPPER PUMPKIN HOLLOW PROPERTY
Hwy 339
N
0 1 2
miles
T12N R25E
T12N R26E

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig15-1.cdr	**Figure 15-1** **Location of Adjacent Properties**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/14/2011

MacArthur Copper Project	Quaterra Alaska Inc.

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

As of the date of this report, Quaterra has not completed any mineral processing or metallurgical test work, although preliminary bottle roll testing and mineralogical thin section studies have been initiated, and a proposal for a scoping study has been issued. Historic metallurgical testwork and processing data are presented in SECTION 6.0 of this report.

Tetra Tech	January 2011	79

MacArthur Copper Project	Quaterra Alaska Inc.

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Introduction

An updated resource model has been estimated for the MacArthur Copper Project, located near Yerington Nevada. This updated study is based on the exploration drilling and sampling conducted as part of the 2009-2010 exploration program. Since the 2009 43-101 Technical Report (“MacArthur Copper Project, NI 43-101 Technical Report, Lyon County, Nevada, U.S.A.” and dated 17 February 2009.), there have been an additional 77 drillholes completed in 2010 containing some 42,982.5 linear feet. The 2009 drillhole database contained 450 drillholes from both Quaterra and prior companies. The 2009-2010 drilling added an additional 8,547 copper assays to the ones used in the 2009 report. The 2010 updated resource model used the same kriged estimation parameters as were developed and reported in the 2009 TR, with the exception of:

  The physical dimensions of the block model were increased to include the new drilling. The model 2010 model contains 512 blocks in the x-direction, 400 in the y-direction and 150 levels. The block size utilized was 25x25x20’.
  The interpretation of the mineralized zones for the oxide, mixed (transition) and sulfide mineralization were updated based on the 2010 information.
  Slight modifications to the search parameters for the measured and inferred classes were also made.
  Finally, a minor adjustment in the relative kriging error used for adjusting the resource classification.

The mineral resource estimates has been generated from drill hole sample assay analyses and the interpretation of a geologic model which relates to the spatial distribution of copper in the MacArthur deposit. APPENDIX A contains table of the drillholes contained in the MacArthur project database. Interpolation characteristics have been defined based on the geology, drill hole spacing and geostatistical analysis of the data. The mineral resources have been classified by their proximity to the sample locations and are reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Reserves.

17.2	Resource Estimation

This section describes the methodology in developing the mineral resource estimate for contained copper resources in the MacArthur deposit. Recent drilling on the MacArthur property, which further defines a significant amount of copper coupled with updated geologic and mineral zone interpretations provides the basis for an updated mineral resource estimate. FIGURE 17-1 details the drillholes used in the resource estimation of the MacArthur project.

The MacArthur mineral resource estimate was prepared in the following manner:

  The drillhole database of 557 holes containing historical and recent drilling was provided by Quaterra. From this 36 holes were removed yielding a final drillhole database of 525 holes that were used for the resource estimation. The following bullets highlight the process for inclusion and/or exclusion of drillhole data:

    32 historical holes had limited data, or data which was not permitted to be included in the estimate

  Of the 525 holes, there are 280 holes from rotary (RC) drilling done by Anaconda. This data is referred to as “Metech” in some tables and figures in this report because the initial data set was obtained from Metech by Quaterra in 2005, and has since frequently been referred to by that name. However, these holes were drilled by Anaconda and were only compiled by Metech for their 1989 non-CIM compliant resource estimate. These holes will be referred to as Anaconda drillholes in this report, but are sometimes labeled as Metech drillholes. Quaterra drill data from 52 core holes and 193 RC holes drilled was used, including data from three holes (QM- 083, QM-084, and QM-085) which was not available at the time of the 2009 resource estimate.

Tetra Tech	January 2011	80

MacArthur Copper Project	Quaterra Alaska Inc.

  Data from three additional Quaterra holes (QM-158, QM-159 and QM-160) was not used, as these holes were drilled well to the south of the resource model.

  Data from two holes (QM-161 and QM-161b) was not available for the current resource estimate.

  The density values for each rock code are based on previous studies.

The resource estimate was broken into the south-east historical pit area (variously called SE or SE-Pit area in this report). The remaining model has been called the northwest area or NW.

  Quaterra provided cross-sections with interpreted geology, lithology units and mineral zones (MinZone). The MinZone were digitized by Quaterra and Tetra Tech (Tt) to produce three-dimensional wireframes.

  These MinZone codes were defined for each of the drillhole intercepts by Quaterra’s geologists.

  Statistics for drillhole five-foot interval assays were analyzed for each of the MinZone code broken out by the SE and NW areas and by Anaconda and Quaterra drillholes.

  The interval assays were composited to a twenty-foot bench height. Statistics for the composites were analyzed for each of the rock codes within the SE and NW areas. As with the five-foot interval data, analysis was done separately on the Anaconda and Quaterra data.

  An analysis of twinned drillhole data was done. It confirmed that the Anaconda rotary drillhole (RC) data was statistically comparable to the Quaterra drillhole data. The study also confirmed that the Quaterra core drillhole data was statistically similar to Quaterra RC drillhole data. Hence, the resource estimation was done using the data that combined Quaterra and the Anaconda drillholes.

  Geostatistical analysis was done on the twenty-foot composite data. Unitized General Relative variograms (UGR Variograms) were generated. The directional variograms were modeled with the spherical function using a nugget and up to three nested structures.

Tetra Tech	January 2011	81

DRILLHOLES USED IN RESOURCES ESTIMATION
Quaterra
Anaconda (1972)
N
Grid in Nevada State Plane Nad 83
0
1,000
2,000
feet
Contour interval 50 feet
2434000E
2436000E
2438000E
2440000E
2442000E
14694000N
14692000N
14690000N
14688000N
14686000N
SECTION 7
LONG SECTION
Mason Pass Road
Historic pit and dump limit

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, Colorado 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for:	File Name:
QUATERRA ALASKA, INC.	Fig17-1.cdr
Project: MacArthur Copper Project	Project Number: 114-310920
Project Location: Lyon County, Nevada	Date of Issue: 01/17/2011

Figure 17-1
Location of Drillholes used in Macarthur Resource Estimation

MacArthur Copper Project	Quaterra Alaska Inc.

  The quality of the variogram models were checked using a model-validation technique called “jackknifing”. The method helps determine the best variogram parameters to be used for the theoretical model, and what the best kriging parameters (range, direction and search parameters) to use.

  The resource model used multiple pass ordinary kriging (OK) to estimate percent total copper (%TCu) within each MinZone. The kriged grades were checked by comparing block, composite and assay histograms.

  The block model values were visually inspected in multiple sections and plan maps. These values were compared to the drillhole traces containing both interval assay data and composite data;

  A resource classification of measured, indicated and inferred was developed based on a combination of jackknifing and kriging error analysis.

  The MacArthur total copper resource was tabulated for volume, tonnage and contained metal for the measured, indicated and inferred classes.

17.3	MacArthur Block Model

Block model parameters for MacArthur were defined to best reflect both the drill spacing and current geologic interpretations. TABLE 17-1 shows the MacArthur block model parameters.

TABLE 17-1: MACARTHUR MODEL PARAMETERS QUATERRA ALASKA, INC. – MACARTHUR PROJECT December 2010
MacArthur Model Parameters	X (Columns)	Y (Rows)	Z (Levels)
Origin (lower left corner):	2,429,300	14,685,800	2,800
Block size (feet)	25	25	20
Number of Blocks	512	400	150
Rotation	0 degrees azimuth from North to left boundary
Composite Length	20 feet (Bench)

The Excel database provided by Quaterra contained the pertinent drill hole and assay information for the MacArthur deposit. The database contained 557 drill holes of which 525 drill holes from Quaterra and Anaconda (Metech) were used. The 32 holes removed were holes with limited or no information on the assays (Pangea Gold 1991, Superior, USBM 1952, Anaconda 1955-57). Of the 525 holes used, there are 280 Anaconda (Metech) RC holes, 245 Quaterra holes (52 core and 193 RC holes). These 525 drill holes traversed 177,089 feet, producing 35,101 copper sample assay values at a nominal five feet in length. A list of drill holes and downhole assays used in this resource estimate is provided in Appendix A.

The variables in the database are for total copper from Quaterra and Anaconda intervals and acid-soluble copper from Quaterra holes. Lithology (TABLE 17-2), as described and recorded by Quaterra geologists was also included in the database.

Tetra Tech	January 2011	83

MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 17-2: LITHOLOGY CODE QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
Lithology Code (RX)	Description
NS	no sample
CSG	casing

AND	andesite
ANDh	andesite with larger hornblende phenocrysts
ANDP	andesite porphyry
APL	aplite
BQM	border quartz monzonite
BX	breccia
GD	granodiorite
PBX	pebble breccia
QAL	alluvium
QM	quartz monzonite
QMP	qm porphyry
QMPb	qm porphyry with biotite
qm porphyry without biotite-generally
QMPh	hornblende phenocrysts
QTZ	quartz
RHYP	rhyolitic porphyry
SKN	skarn
TBX	tourmaline breccia
TS	Triassic silicates
TU	Tertiary undefined
TV	Tertiary volcanics
UNK	unknown

FIGURES 17-2 and 17-3 are bar graphs showing the record count and average copper grade of each lithologic unit at no cutoff and at 0.1 percent TCu cutoff respectively. Note that there is not a great deal of variability of average grade between the more common lithological units, indicating the bulk of the mineralization is generally independent of rock type Further the issue of metallurgical recovery is more a function of the mineralogical species of copper. With this in mind, the Quaterra geologists interpreted the deposit according to mineral zones (MinZone) shown in TABLE 17-3. Along with interpreted mineral zones, the recovery of copper is best measured using total copper grades in conjunction with acid soluble and cyanide soluble copper or ferric sulfate assays (discussed in SECTION 12). The Anaconda data did not contain any acid or cyanide soluble assay data. While these assays will be increasing significant in understanding the deposit as work continues, for this report the remaining statistical and geostatistical work will focus on the interpretation of total copper grades as partitioned by MinZone.

Tetra Tech	January 2011	84

MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 17-3 shows the MinZone Codes, which can be considered levels of oxidation from the topography changing with depth. In idealized terms, the top zone is the oxide zone, followed by the chalcocite mix zone, and the sulfide zone at depth.

These zones were modeled as strata determined by Quaterra geologists by inspecting the mineralogy of samples from core and RC cuttings. Section plots were created and interpreted looking at a number of drillholes simultaneously. The transition from air (MinZone 0) to the oxide zone/chalcocite mix transition was modeled as MinZone 10. The transition from the oxide zone to the sulfide was modeled as MinZone 20. The MinZone code below the chalcocite to sulfide zones was given the code MinZone 30. Finally any undefined zones were given the code 9999.

By combining several sections, these transition lines were used to generate MinZone transition surfaces. Using wireframe techniques, with Tt utilizing Gemcom© GEMS™ and Quaterra using DataMine© software, MinZone volumes produced.

TABLE 17-3: MINZONE CODES AND DENSITY QUATERRA ALASKA, INC. – MACARTHUR PROJECT December 2010
MinZone Code	Description	Bulk Density (cu Ft/ton)
0	AIR and Mined Material	0 and 12.5 for Mined Material
10	OXIDE ZONE	12.5
20	CHALCOCITE MIX / OXIDE ZONE	12.5
30	PRIMARY SULFIDE ZONE	12.5
9999	UNDEFINED	12.5

Tetra Tech	January 2011	85

MacArthur Drilling - Count of Assay Intervals by RX Type
Sample Count
707
155
47
26
874
3
9123
13
394
16143
1177
3212
48
44
30
1
85
33
94
AND
ANDh
ANDP
APL
BQM
BX
GD
PBX
QAL
QM
QMPb
QMPh
QTZ
RHYP
SKN
TBX
TS
TU
TV
RX
MacArthur Drilling - Mean Cu% by RX type
Mean - Cu%
0.15
0.10
0.15
0.03
0.06
0.01
0.09
0.03
0.04
0.11
0.08
0.08
0.06
0.04
0.29
0.06
0.04
0.01
0.06
RX
MacArthur Drilling - Maximum Value Reported by RX Type
Maximum Value - Cu%
2.28
1.66
1.05
0.10
1.09
0.02
5.29
0.05
0.90
8.85
0.92
2.09
1.20
0.25
1.40
0.06
0.22
0.02
1.11
RX

Issued by:	Drawing Provide by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig17-2.cdr	Figure 17-2 Copper Statistics by Lithology (All)
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/13/2011

MacArthur Drilling - Count of Assay Intervals by RX type for Cu>.1%
Sample Count
6000
5000
4000
3000
2000
1000
0
295
47
24
142
2156
29
5646
337
878
14
8
12
11
10
AND
ANDh
ANDP
APL
BQM
BX
GD
PBX
QAL
QM
QMPb
QMPh
QTZ
RHYP
SKN
TBX
TS
TU
TV
RX

MacArthur Drilling - Mean Cu% by RX type for Cu>.1%
Mean - Cu%
0.6
0.5
0.4
0.3
0.2
0.1
0
0.31
0.38
0.33
0.20
0.26
0.19
0.25
0.21
0.22
0.15
0.15
0.47
0.13
0.51
AND
ANDh
ANDP
APL
BQM
BX
GD
PBX
QAL
QM
QMPb
QMPh
QTZ
RHYP
SKN
TBX
TS
TU
TV
RX

Issued by:	Drawing Provide by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	**QUATERRA ALASKA, INC.**	Fig17-3.cdr	**Figure 17-3** **Copper Statistics by Lithology (Cu>0.1%)**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/13/2011

MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 17-4 shows the count of the described MinZones of the 5-foot intervals. The table is broken into three parts. The top section gives the count number of the data from the combined Quaterra and Metech data. The categories which contain the word “Twin” were drilled in close proximity to an existing hole. These special holes are statistically analyzed later in this report. Note that the term “POLYGON LIMITING FILE USED” designates if a subset of the drill holes have been isolated for statistical work. In the case of the second section of TABLE 17-4 shown in a blue font, the drill hole data from the “NW-out Area” (NW area) has been segregated for the count. It should be noted that no Metech hole explored the NW area and none were drilled deep enough to explore MinZone 30.

Finally, the term “Historical Pit Area” means that Anaconda and Arimetco mined a portion of the area in the past. Some of the counted assays are now above the current post-mine topography. Sections showing the drillhole traces in FIGURES 17-13 through 17-16 show some of the traces that are in the mined out area. Even though these particular samples are above the current topography, it was decided that for this study that the grade and geostatistical information they contain is useful in estimating remaining resources.

17.4	Assay Data

TABLE 17-5 shows the statistics for all Cu assay data, from NW and SE areas. The table is divided into several sections. The first section indicates the type of data (Sample = original assay data); the analyte (cu); which drill hole classes are used (Quaterra and Metech); whether there is a limiting polygon (no polygon); the drill hole count and the number of assay data. The second section gives the statistics for the MinZone (Rock Types 10, 20, 30, and 9999). In this case the mean cu grade in % in MinZone 10 is 0.154, with an average for all zones of 0.138. The third section is a classic histogram plotted with a log scale.

TABLES 17-6 and 17-7 show the statistics in the SE area for Metech and Quaterra respectively.

The Metech data is “lognormal-like”, in that it generally follows a bell shaped curve with some notable deviations. Metech data has a mean grade of 0.221 These deviations from a true lognormal is better shown in FIGURE 17-4, which is a log probability plot of the same data. A log probability plot is noteworthy in it is designed so that a lognormal distribution will plot along a straight line. Kinks in the Metech data (in blue) are suggestive of the mixing of additional populations. Quaterra data in TABLE 17-7 has a mean grade of 0.123 which is 55.7 percent of the Metech’s value. The Quaterra data is plotted as red in FIGURE 17-4. Concern for this difference will be addressed in the twin study in a following section.

TABLE 17-8 shows the statistics for the NW area. Again, there is no Metech data outside of the SE area.

Tetra Tech	January 2011	88

TABLE 17-4
Minzone Interval Data Count

MINZONE COUNT FOR SAMPLES

Quatera & Metech Class: 1 = Quaterra RC 2 = Quaterra Core 3 = Metech RC 4 = Metech RC-Twin
5 = QMT-Core-Twin 6 = QMT-RC-Twin 11 = quaterra-2010 13 = quaterra-core-2010
POLYGON LIMITING FILE USED: None

CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	1083	222	442	56	307	91	110
5	431	44	511	39	280	81	135
10	19826	39	511	36	355	63	134
20	9032	39	511	36	307	64	122
30	4978	39	437	36	355	1	109
9999	1	363	363	307	307	1	1
TOTAL	35351						

POLYGON LIMITING FILE USED: NW-Out Area

CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	7	222	363	72	307	99	110
5	164	122	474	70	280	89	130
10	5124	121	474	51	307	75	127
20	6482	121	474	51	307	64	119
30	4164	122	423	52	307	1	109
9999	1	363	363	307	307	1	1
TOTAL	15942						

POLYGON LIMITING FILE USED: SE-Historical Pit Area 2010

CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	1076	298	442	56	164	91	105
5	166	330	472	70	175	86	100
10	14087	292	472	55	175	73	105
20	1939	292	471	55	175	70	96
30	538	292	437	70	175	64	90
TOTAL	17806						

Tetra tech, Inc.

TABLE 17-5
All Cu Assay Statistics

NOTE: DH CLASS LIMITED BY
Judy's Pick
1 = quaterra-rc
2 = quaterra-core
3 = metech-rc
4 = metech-rc-twin
5 = gmt-core-twin
6 = gmt-rc-twin
11 = quaterrra-2010
13 = quatterra-core-2010

NUMBER OF SAMPLE DRILLHOLES CURRENTLY USED : 525 NUMBER OF COMPOSITE DRILLHOLES CURRENTLY USED : 525
NUMBER OF SAMPLE ASSAY VALUES USED : 35351 NUMBER OF COMPOSITE ASSAY VALUES USED : 8821
RUNTIME TITLE : Calculate Statistics
PROJECT TITLE : MacAurthur_2010 (new extents)
DATA TYPE IS SAMPLE
STATISTICS FOR LABEL : Cu%

	SAMPLE COUNT				UNTRANSFORMED STATISTICS						LOG-TRANSFORMED STATS			LOG-DERIVED	
ROCK TYPE	MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG MEAN	LOG VAR.	LOG STD.DEV	MEAN	COEF. OF VAR.
0	12	0	0	1071	0.00500	2.8600	0.32989	0.05711	0.23898	0.7244	-1.3237	0.4780	0.6914	0.3380	0.7828
5	24	0	0	407	0.00500	0.90000	0.04280	0.00485	0.06965	1.6273	-3.6590	0.8820	0.9392	0.0400	1.1899
10	131	0	0	19695	0.00400	3.8400	0.15423	0.02782	0.16680	1.0815	-2.3334	1.0981	1.0479	0.1679	1.4136
20	24	0	0	9008	0.00100	8.8500	0.11512	0.04812	0.21936	1.9055	-2.8805	1.4208	1.1920	0.1142	1.7721
30	59	24	0	4895	0.00100	5.2900	0.07480	0.04153	0.20380	2.7244	-3.5214	1.7604	1.3268	0.0713	2.1943
9999	0	0	0	1	0.00100	0.00100	0.00100	0.	0.	0.0000	-6.9078	0.0000	0.0000	0.0010	0.0000
ALL	250	24	0	35077	0.00100	8.8500	0.13717	0.03764	0.19401	1.4144	-2.6242	1.4936	1.2221	0.1530	1.8582

LOWER BOUND >=
UPPER BOUND <
500 1000 1500 2000 2500 3000 3500 4000 4500 5000
0.0010 0.0014
0.0014 0.0021
0.0021 0.0030
0.0030 0.0043
0.0043 0.0062
0.0062 0.0089
0.0089 0.0127
0.0127 0.0183
0.0183 0.0264
0.0264 0.0379
0.0379 0.0545
0.0545 0.0784
0.0784 0.1128
0.1128 0.1623
0.1623 0.2334
0.2334 0.3358
0.3358 0.4830
0.4830 0.6948
0.6948 0.9993
0.9993 1.4374
1.4374 2.0676
2.0676 2.9741
2.9741 4.2779
4.2779 6.1533
6.1533 8.8509
0 500 1000 1500 2000 2500 3000 3500 4000 4500 5000

Tetra tech, Inc.

TABLE 17-6
SE-Pit Area Cu Assay Statistics for Anaconda (Metech) Drillholes

Statistics are limited to samples falling within the following polygon file limit:
SE-Historical Pit Area 2010
NOTE: DH CLASS LIMITED BY
Metech
3 = metech-cc
4 = metech-cc-twin

NUMBER OF SAMPLE DRILLHOLES CURRENTLY USED	: 280	NUMBER OF COMPOSITE DRILLHOLES CURRENTLY USED	:	280
NUMBER OF SAMPLE ASSAY VALUES USED	: 11060	NUMBER OF COMPOSITE ASSAY VALUES USED	:	2906

RUNTIME TITLE : inside
PROJECT TITLE : MacAurthur_2010 (new extents)
DATA TYPE IS SAMPLE
STATISTICS FOR LABEL : Cu%

	SAMPLE COUNT				UNTRANSFORMED STATISTICS						LOG-TRANSFORMED STATS			LOG-DERIVED	
ROCK TYPE	MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG MEAN	LOG VAR.	LOG STD.DEV	MEAN	COEF. OF VAR.
0	12	0	0	1059	0.01000	2.8600	0.33242	0.05700	0.23875	0.7182	-1.3054	0.4357	0.6601	0.3370	0.7389
5	9	0	0	22	0.02000	0.20000	0.08409	0.00194	0.04404	0.5237	-2.6194	0.3231	0.5684	0.0856	0.6175
10	51	0	0	9556	0.01000	3.8400	0.21059	0.03029	0.17404	0.8264	-1.7856	0.4437	0.6661	0.2093	0.7474
20	1	0	0	344	0.03000	1.1400	0.16517	0.01273	0.11285	0.6832	-1.9708	0.3282	0.5729	0.1642	0.6233
30	0	0	0	6	0.12000	0.24000	0.15333	0.00219	0.04676	0.3050	-1.9088	0.0630	0.2509	0.1530	0.2549
9999	0	0	0	0	0.	0.	0.	0.	0.	0.0000	0.0000	0.0000	0.0000	0.	0.0000
ALL	73	0	0	10987	0.01000	3.8400	0.22063	0.03366	0.18348	0.8316	-1.7469	0.4621	0.6798	0.2196	0.7664

LOWER BOUND >=
UPPER BOUND <
200 400 600 800 1000 1200 1400 1600 1800 2000
0.0100 0.0127
0.0127 0.0161
0.0161 0.0204
0.0204 0.0259
0.0259 0.0329
0.0329 0.0417
0.0417 0.0529
0.0529 0.0671
0.0671 0.0852
0.0852 0.1081
0.1081 0.1371
0.1371 0.1740
0.1740 0.2207
0.2207 0.2801
0.2801 0.3553
0.3553 0.4508
0.4508 0.5720
0.5720 0.7257
0.7257 0.9207
0.9207 1.1682
1.1682 1.4821
1.4821 1.8804
1.8804 2.3857
2.3857 3.0269
3.0269 3.8404
0 200 400 600 800 1000 1200 1400 1600 1800 2000

Tetra tech, Inc.

TABLE 17-7
SE-Pit Area Cu Assay Statistics for Quaterra Drillholes

```
Statistics are limited to samples falling within the following polygon file limit:
     SE-Historical Pit Area 2010
 NOTE: DH CLASS LIMITED BY
        Quaterra
  1 = quaterra-rc
  2 = quaterra-core
  5 = qmt-core-twin
  6 = qmt-rc-twin
 11 = quaterrra-2010
 18 = quatterra-core-2010
 NUMBER OF SAMPLE DRILLHOLES CURRENTLY USED      :      245        NUMBER OF COMPOSITE DRILLHOLES CURRENTLY USED    :      245
 NUMBER OF SAMPLE ASSAY VALUES USED              :    24291        NUMBER OF COMPOSITE ASSAY VALUES USED            :     5913
 RUNTIME TITLE : Calculate Statistics
 PROJECT TITLE : MacAurthur_2010 (new extents)
     DATA TYPE IS SAMPLE
     STATISTICS FOR LABEL : Cu%
```

ROCK TYPE	SAMPLE COUNT: MISSING	SAMPLE COUNT: BELOW LIMITS	SAMPLE COUNT: ABOVE LIMITS	SAMPLE COUNT: INSIDE LIMITS	UNTRANSFORMED STATISTICS: MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS: LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED: MEAN	COEF. OF VAR.
0	0	0	0	5	0.03000	0.45000	0.19800	0.03047	0.17456	0.8816	-2.0885	1.1579	1.0760	0.2210	1.4775
5	4	0	0	131	0.00500	0.41000	0.03153	0.00162	0.04022	1.2759	-3.7900	0.5915	0.7691	0.0304	0.8981
10	35	0	0	4445	0.00500	2.6500	0.13734	0.02875	0.16955	1.2345	-2.4657	1.0385	1.0191	0.1428	1.3510
20	3	0	0	1591	0.00500	1.5600	0.10155	0.01579	0.12566	1.2374	-2.8719	1.2985	1.1395	0.1083	1.6321
30	0	0	0	532	0.00500	0.77000	0.08326	0.01263	0.11237	1.3496	-3.0871	1.1724	1.0828	0.0820	1.4932
9999	0	0	0	0	0.	0.	0.	0.	0.	0.0000	0.0000	0.0000	0.0000	0.	0.0000
ALL	42	0	0	6704	0.00500	2.6500	0.12253	0.02439	0.15618	1.2746	-2.6370	1.1768	1.0848	0.1289	1.4980

```
   LOWER BOUND   UPPER BOUND        100       200       300       400       500       600       700       800       900      1000
      >=             <      +---------+---------+---------+---------+---------+---------+---------+---------+---------+---------+
      0.0050        0.0064|*************************
      0.0064        0.0083|
      0.0083        0.0106|***************************
      0.0106        0.0136|
      0.0136        0.0175|
      0.0175        0.0225|*********************************************
      0.0225        0.0290|
      0.0290        0.0372|*************************************************************
      0.0372        0.0478|*******************************************************
      0.0478        0.0615|*************************************************************************************
      0.0615        0.0790|*********************************
      0.0790        0.1015|**********************************************************************************
      0.1015        0.1305|*******************************************************
      0.1305        0.1677|*********************************************
      0.1677        0.2156|**************************************************
      0.2156        0.2770|************************************
      0.2770        0.3560|*************************
      0.3560        0.4576|******************
      0.4576        0.5881|*********
      0.5881        0.7558|*******
      0.7558        0.9714|***
      0.9714        1.2485|*
      1.2485        1.6045|*
      1.6045        2.0621|*
      2.0621        2.6503|*
                            +---------+---------+---------+---------+---------+---------+---------+---------+---------+---------+
                            0        100       200       300       400       500       600       700       800       900      1000
```

Tetra tech, Inc.

TABLE 17-8
NW Area Cu Assay Statistics for Quaterra Drillholes

```
Statistics are limited to samples falling within the following polygon file limit:
     NW-Out Area 2010
 NOTE: DH CLASS LIMITED BY
        Quaterra
  1 = quaterra-rc
  2 = quaterra-core
  5 = qmt-core-twin
  6 = qmt-rc-twin
 11 = quaterrra-2010
 13 = quatterra-core-2010
 NUMBER OF SAMPLE DRILLHOLES CURRENTLY USED       :      245        NUMBER OF COMPOSITE DRILLHOLES CURRENTLY USED    :      245
 NUMBER OF SAMPLE ASSAY VALUES USED               :    24291        NUMBER OF COMPOSITE ASSAY VALUES USED            :     5913
 RUNTIME TITLE : outside-quaterra
 PROJECT TITLE : MacArthur_2010 (new extents)
     DATA TYPE IS SAMPLE
     STATISTICS FOR LABEL : Cu%
```

ROCK TYPE	SAMPLE COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
0	0	0	0	7	0.00500	0.10000	0.04214	0.00112	0.03340	0.7925	-3.5494	0.9736	0.9867	0.0468	1.2835
5	11	0	0	153	0.00500	0.30000	0.05222	0.00224	0.04738	0.9072	-3.3116	0.8084	0.8991	0.0546	1.1155
10	45	0	0	5079	0.00500	2.2800	0.07513	0.01094	0.10461	1.3924	-3.0976	1.0211	1.0105	0.0752	1.3327
20	20	0	0	6462	0.00100	8.8500	0.12104	0.06035	0.24566	2.0296	-2.8691	1.4379	1.1991	0.1165	1.7921
30	55	9	0	4100	0.00100	5.2900	0.07650	0.04770	0.21840	2.8549	-3.5382	1.7979	1.3409	0.0714	2.2443
9999	0	0	0	1	0.00100	0.00100	0.00100	0.	0.	0.0000	-6.9078	0.0000	0.0000	0.0010	0.0000
ALL	131	9	0	15802	0.00100	8.8500	0.09402	0.04110	0.20273	2.1563	-3.1209	1.4639	1.2099	0.0917	1.8229

```
  LOWER BOUND   UPPER BOUND         400       800       1200      1600      2000      2400      2800      3200      3600      4000
      >=            <      +---------+---------+---------+---------+---------+---------+---------+---------+---------+---------+
    0.0010        0.0014|**
    0.0014        0.0021|*
    0.0021        0.0030|
    0.0030        0.0043|*
    0.0043        0.0062|***************************
    0.0062        0.0089|*
    0.0089        0.0127|************************************
    0.0127        0.0183|*
    0.0183        0.0264|*******************************************************
    0.0264        0.0379|**************************************************
    0.0379        0.0545|*********************************************************************
    0.0545        0.0784|********************************************
    0.0784        0.1128|************************************************
    0.1128        0.1623|******************************
    0.1623        0.2334|*********************
    0.2334        0.3358|***************
    0.3358        0.4830|********
    0.4830        0.6948|*****
    0.6948        0.9993|**
    0.9993        1.4374|*
    1.4374        2.0676|*
    2.0676        2.9741|
    2.9741        4.2779|
    4.2779        6.1533|
    6.1533        8.8509|
                       +---------+---------+---------+---------+---------+---------+---------+---------+---------+---------+
                       0        400       800       1200      1600      2000      2400      2800      3200      3600      4000
```

Tetra tech, Inc.

Calculate Cumulative Frequency Curve-SE Pit Area 20-Jan-09

"X" UPPER VALUE LIMIT (LOGARITHMIC SCALE)
10.
1.
0.1
0.01
0.01 0.05 0.1 0.5 1 2 3 4 5 10 20 30 40 50 60 70 80 90 95 98 99 99.5 99.9 99.95 99.99
CUMULATIVE FREQUENCY PERCENT cu UP TO "X" VALUE

All MinZone SE Pit Area

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig17-4.cdr	**Figure 17-4**
	Project: MacArthur Copper Project	Project Number: 114-310920	**Probability Plots**
	Project Location: Lyon County, Nevada	Date of Issue: 01/26/2008	**Comparing Metech and Quaterra Cu Data**

MacArthur Copper Project	Quaterra Alaska Inc.

17.5	Composite Data

The assay data was composited to a 20-foot bench so that the planning data better reflect future mining scenarios. The composites were assigned MinZones using the interpreted wireframes discussed. The process first used GemCom® to assign a MinZone to each 25x25x20 block within the model specified in TABLE 17-1. When a majority of a block fell within the interpreted MinZone wireframe it was assigned the code. These coded blocks were then imported into MicroModel® and used to “back-mark” each composite using a simple majority rule. TABLE 17-9 gives the count of MinZone for composites. This table is a variation of TABLE 17-4 for assays. Note that the plotted histograms shown in TABLES 17-10 through 17-12 are more lognormal-like then the original assay data showed. Also note that the average values of the composites are quite similar to the averages shown for assays, and the coefficient of variation (CV) has been reduced.

17.6	Twinned Hole Study

This portion of the report has been included for completeness purposes and refers to the twinned-hole study that was completed for the 2009 TR. No additional twinned holes were drilled this current report. The 2009 study compared the historical Anaconda and Quaterra data to establish that the two datasets are representative of the deposit and that combining the two datasets is appropriate. This comparison is complicated by the fact that some of the Anaconda data occurs in mined-out areas; and is potentially of higher grade. To test this, in 2009, all data above the current topography was removed and statistics were re-run. There was no real change in the resultant statistics.

Another possible issue is that Anaconda data was generated by analytical techniques different from Quaterra. Calibration of the two data sets by regression appears impossible since there are no longer any Ananconda rejects to analyze. TABLE 17-13 lists side-by-side prospective holes that can be considered as “twinned”. For example, Anaconda’s RC hole M120-C50-1 is twinned by core hole QMT-4. Anaconda’s M45-C1-1 is twinned by QMT-1 and again twinned two Quaterra RC holes QMT-1aR and QMT-1bR. The quality of the twinning varies as the separation distances between holes tend to increase with depth. The separation distance of the composited data was calculated and used to filter pairs of data considered to be too far apart. FIGURE 17-5 shows the statistical comparison between Anaconda indicated with an “a” in TABLE 17-13 and Quaterra’s core indicated with a “b” at distances less than 11 feet apart.

Tetra Tech	January 2011	95

TABLE 17-9
Minzone Composite Count

ROCK COUNT FOR COMPOSITE

Quatera & Metech Class: 1 = Quaterra RC 2 = Quaterra Core 3 = Metech RC 4 = Metech RC-Twin
5 = QMT-Core-Twin 6 = QMT-RC-Twin 11 = quaterra-2010 13 = quaterra-core-2010

POLYGON LIMITING FILE USED: None

CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	354	122	491	36	307	90	131
10	5033	39	511	36	355	63	134
20	2145	39	511	36	307	64	121
30	1288	39	453	36	355	1	109
9999	1	363	363	307	307	1	1
TOTAL	8821						

POLYGON LIMITING FILE USED: SE-Historical Pit Area 2010

CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	336	298	442	56	171	91	105
10	3600	292	472	55	175	73	105
20	500	292	471	55	175	71	96
30	145	292	437	70	175	63	90
TOTAL	4581						

POLYGON LIMITING FILE USED: NW-Out Area 2010

CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	16	122	474	53	307	90	131
10	1265	121	474	51	307	75	127
20	1499	121	474	51	307	64	119
30	1082	122	453	52	307	1	109
9999	1	363	363	307	307	1	1
TOTAL	3863						

Tetra tech, Inc.

TABLE 17-10

SE Area Cu Composite Statistics for Anaconda (Labeled Metech)

```
Statistics are limited to samples falling within the following polygon file limit:
     SE-Historical Pit Area 2010
 NOTE: DE CLASS LIMITED BY
       Metech
  3 = metech-cc
  4 = metech-cc-twin
 NUMBER OF SAMPLE DRILLHOLES CURRENTLY USED      :      279        NUMBER OF COMPOSITE DRILLHOLES CURRENTLY USED    :      279
 NUMBER OF SAMPLE ASSAY VALUES USED              :    10970        NUMBER OF COMPOSITE ASSAY VALUES USED            :     2884
 RUNTIME TITLE : Cu%
 PROJECT TITLE : MacAurthur_2010 (new extents)
     DATA TYPE IS COMPOSITE
     STATISTICS FOR LABEL : cCu%
```

	COMPOSITE COUNT				UNTRANSFORMED STATISTICS						LOG-TRANSFORMED STATS			LOG-DERIVED	
ROCK TYPE	MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG MEAN	LOG VAR.	LOG STD.DEV	MEAN	COEF. OF VAR.
0	66	0	0	255	0.01278	1.4371	0.32862	0.03691	0.19213	0.5847	-1.2729	0.3543	0.5953	0.3343	0.6521
5	4	0	0	7	0.02125	0.14019	0.08234	0.00183	0.04274	0.5191	-2.6464	0.3544	0.5953	0.0847	0.6522
10	184	0	0	2267	0.01000	1.7409	0.20873	0.02093	0.14467	0.6931	-1.7513	0.3713	0.6094	0.2090	0.6705
20	19	0	0	80	0.04000	0.53335	0.17055	0.01009	0.10044	0.5889	-1.9193	0.3009	0.5485	0.1705	0.5925
30	1	0	0	1	0.14864	0.14864	0.14864	0.	0.	0.0000	-1.9062	0.0000	0.0000	0.1486	0.0000
9999	0	0	0	0	0.	0.	0.	0.	0.	0.0000	0.0000	0.0000	0.0000	0.	0.0000
ALL	274	0	0	2610	0.01000	1.7409	0.21891	0.02347	0.15320	0.6998	-1.7122	0.3912	0.6254	0.2195	0.6919

```
  LOWER BOUND   UPPER BOUND         40        80        120       160       200       240       280       320       360       400
      >=             <     +---------+---------+---------+---------+---------+---------+---------+---------+---------+---------+
    0.0100        0.0119|*
    0.0119        0.0141|*
    0.0141        0.0168|
    0.0168        0.0199|*
    0.0199        0.0236|*
    0.0236        0.0281|*
    0.0281        0.0333|*
    0.0333        0.0396|**
    0.0396        0.0470|****
    0.0470        0.0558|*******
    0.0558        0.0663|*************
    0.0663        0.0788|*********************
    0.0788        0.0935|************************************
    0.0935        0.1111|****************************************************
    0.1111        0.1319|****************************************************
    0.1319        0.1567|***************************************************************************
    0.1567        0.1861|***************************************************************************
    0.1861        0.2210|****************************************************************************
    0.2210        0.2625|*****************************************************************
    0.2625        0.3118|****************************************************
    0.3118        0.3703|*****************************************
    0.3703        0.4398|*******************************
    0.4398        0.5223|************************
    0.5223        0.6204|**********
    0.6204        0.7368|*****
    0.7368        0.8751|******
    0.8751        1.0393|**
    1.0393        1.2343|*
    1.2343        1.4659|*
    1.4659        1.7410|*
                           +---------+---------+---------+---------+---------+---------+---------+---------+---------+---------+
                           0         40        80        120       160       200       240       280       320       360       400
```

Tetra tech, Inc.

TABLE 17-11
SE Area Cu Composite Statistics for Quaterra Composites

Statistics are limited to samples falling within the following polygon file limit:
SE-Historical Pit Area 2010
NOTE: DH CLASS LIMITED BY
Quaterra
1 = quaterra-rc
2 = quaterra-core
5 = qmt-core-twin
6 = qmt-rc-twin
11 = quaterrra-2010
13 = quatterra-core-2010

NUMBER OF SAMPLE DRILLHOLES CURRENTLY USED : 246 NUMBER OF COMPOSITE DRILLHOLES CURRENTLY USED : 246
NUMBER OF SAMPLE ASSAY VALUES USED : 24361 NUMBER OF COMPOSITE ASSAY VALUES USED : 5937
RUNTIME TITLE : Cu%
PROJECT TITLE : MacAurthur_2010 (new extents)
DATA TYPE IS COMPOSITE
STATISTICS FOR LABEL : cCu%

ROCK TYPE	COMPOSITE COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
0	14	0	0	1	0.28997	0.28997	0.28997	0.	0.	0.0000	-1.2380	0.0000	0.0000	0.2900	0.0000
5	11	0	0	32	0.00734	0.08411	0.02760	0.000329	0.01813	0.6571	-3.7989	0.4348	0.6594	0.0278	0.7380
10	26	0	0	1069	0.00500	1.3143	0.13639	0.01709	0.13075	0.9586	-2.3607	0.8213	0.9063	0.1423	1.1285
20	27	0	0	374	0.00500	0.60540	0.10157	0.01023	0.10114	0.9958	-2.7482	1.0656	1.0323	0.1091	1.3794
30	12	0	0	131	0.01000	0.39233	0.08458	0.00785	0.08860	1.0475	-2.8886	0.7875	0.8874	0.0825	1.0945
9999	0	0	0	0	0.	0.	0.	0.	0.	0.0000	0.0000	0.0000	0.0000	0.	0.0000
ALL	90	0	0	1607	0.00500	1.3143	0.12199	0.01493	0.12219	1.0016	-2.5219	0.9409	0.9700	0.1285	1.2499

LOWER BOUND >=
UPPER BOUND <
0.0050 0.0060
0.0060 0.0072
0.0072 0.0087
0.0087 0.0105
0.0105 0.0127
0.0127 0.0152
0.0152 0.0183
0.0183 0.0221
0.0221 0.0266
0.0266 0.0320
0.0320 0.0386
0.0386 0.0464
0.0464 0.0559
0.0559 0.0673
0.0673 0.0811
0.0811 0.0976
0.0976 0.1175
0.1175 0.1415
0.1415 0.1704
0.1704 0.2052
0.2052 0.2471
0.2471 0.2975
0.2975 0.3582
0.3582 0.4313
0.4313 0.5193
0.5193 0.6253
0.6253 0.7529
0.7529 0.9066
0.9066 1.0916
1.0916 1.3144
0
20
40
60
80
100
120
140
160
180
200

Tetra tech, Inc.

TABLE 17-12
NE Area Cu Composite Statistics for Quaterra Composites

```
Statistics are limited to samples falling within the following polygon file limit:
    NW-Out Area 2010
 NOTE: DH CLASS LIMITED BY
      Judy's Pick
  1 = quaterra-rc         2 = quaterra-core      3 = metech-rc
  4 = metech-rc-twin      5 = qmt-core-twin      6 = qmt-rc-twin
 11 = quaterrra-2010      13 = quatterra-core-2010
 NUMBER OF SAMPLE DRILLHOLES CURRENTLY USED       :       525        NUMBER OF COMPOSITE DRILLHOLES CURRENTLY USED    :       525
 NUMBER OF SAMPLE ASSAY VALUES USED               :     35351        NUMBER OF COMPOSITE ASSAY VALUES USED            :      8821
 RUNTIME TITLE : Cu%
 PROJECT TITLE : MacArthur_2010 (new extents)
    DATA TYPE IS COMPOSITE
    STATISTICS FOR LABEL : cCu%
```

ROCK TYPE	COMPOSITE COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
0	16	0	0	0	0.	0.	0.	0.	0.	0.0000	0.0000	0.0000	0.0000	0.	0.0000
5	14	0	0	38	0.00683	0.23587	0.05469	0.00190	0.04362	0.7976	-3.2004	0.6700	0.8185	0.0570	0.9768
10	37	0	0	1176	0.00500	1.2435	0.07428	0.00669	0.08177	1.1009	-3.0012	0.8116	0.9009	0.0746	1.1187
20	33	0	0	1476	0.00500	3.2859	0.11657	0.03252	0.18034	1.5470	-2.7232	1.1054	1.0514	0.1141	1.4214
30	117	0	0	965	0.000742	1.7988	0.07383	0.01902	0.13792	1.8679	-3.3208	1.4050	1.1853	0.0739	1.7537
9999	1	0	0	0	0.	0.	0.	0.	0.	0.0000	0.0000	0.0000	0.0000	0.	0.0000
ALL	208	0	0	3655	0.000742	3.2859	0.09103	0.02076	0.14409	1.5828	-2.9754	1.1434	1.0693	0.0904	1.4620

LOWER BOUND >=
UPPER BOUND <
0 50 100 150 200 250 300 350 400 450 500
0.0007 0.0010
0.0010 0.0013
0.0013 0.0017
0.0017 0.0023
0.0023 0.0030
0.0030 0.0040
0.0040 0.0053
0.0053 0.0070
0.0070 0.0092
0.0092 0.0122
0.0122 0.0161
0.0161 0.0213
0.0213 0.0282
0.0282 0.0373
0.0373 0.0494
0.0494 0.0653
0.0653 0.0864
0.0864 0.1144
0.1144 0.1513
0.1513 0.2001
0.2001 0.2648
0.2648 0.3503
0.3503 0.4634
0.4634 0.6130
0.6130 0.8110
0.8110 1.0729
1.0729 1.4193
1.4193 1.8777
1.8777 2.4840
2.4840 3.2862

Tetra tech, Inc.

MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 17-13: LIST OF TWIN HOLES
QUATERRA ALASKA, INC. – MACARTHUR PROJECT
February 2009

FIGURE 17-5 has two sections, with the top section showing a side-by-side “box-and-whisker” plot of the log transformed composited copper values. Here the Anaconda data is listed as La_cu% for the log transformed copper grade of “a”, and Lb_cu% is for the Quaterra core twin. The vertical scale is in natural log of copper grade. For example a -2 converted to a real value by exponentiation gives a grade of 0.0135 percent TCu. The large box is designed to contain the grades between the 25 and 75th percentile. The small box contains the median grade (50%). Note that the lowest data for Anaconda is approximately 0.05 percent TCu, while Quaterra’s low end, shown as circles representing outliers, have values as low 0.02 percent TCu.

The second part of the figure shows an “inter-leaved” histogram, with the blue bars representing Anaconda data and blue line a theoretical lognormal fit and red bars representing the same for Quaterra data. A t-test of the two distributions indicated that the null hypothesis, that the two distributions come from the same population with the same mean, could not be rejected at a 95 percent confidence. This test supports the decision to combine the two datasets. Not shown here was a second variation of the above test which estimated the same blocks by separately kriging each data set. A dependent t-test of the difference in each block value was tested against the null hypothesis of a mean of zero. This second test produced the same statistical outcome.

FIGURE 17-6 repeats the above exercise showing the inter-leaved histograms for Quaterra Core (b) and Quaterra RC (c). Again a t-test comparing the two distributions failed to reject the hypothesis that they were the same at a 95 percent confidence level. This implies that core and RC data can also be pooled.

Tetra Tech	January 2011	100

Box Plot (twin_study Anaconda vs Quattera Core)
Include condition: dist_a2b <= 11
Median; Box: 25%-75%; Whisker: Non-Outlier Range
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
-3.0
-3.5
-4.0
-4.5
La_cu%
Lb_cu%
Median
25%-75%
Non-Outlier Range
Outliers
Extremes

Twinned Hole Comparison of Anaconda (a) with Quaterra Core (b)
Include condition: dist_a2b <= 11
La_cu% = 62*0.5*normal(x, -1.69, 0.5443)
Lb_cu% = 58*0.5*normal(x, -1.9392, 0.6815)
Percent of obs
45%
42%
39%
35%
32%
29%
26%
23%
19%
16%
13%
10%
6%
3%
0%
-4.5
-4.0
-3.5
-3.0
-2.5
-2.0
-1.5
-1.0
-0.5
0.0
0.5
La_cu%
Lb_cu%

Issued by: TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	Prepared for: **QUATERRA ALASKA, INC.**	File Name: Fig17-5.cdr	**Figure 17-5** **Comparing Twinned Composites from Metech RC Drillholes (A) with Quaterra Core holes (B)**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/26/2009

Histogram (Spreadsheet14 12v*1144c)
Exclude condition: dist_c2b <= 20
Lb_cu% = 114*0.1396*normal(x, -1.9886, 0.7658)
Lc_cu% = 117*0.1396*normal(x, -2.0441, 0.7271)
Percent of obs
12%
11%
9%
7%
5%
4%
2%
0%
-4.0456
-3.2081
-2.3707
-1.5333
-0.6958
0.1416
-3.6268
-2.7894
-1.9520
-1.1146
-0.2771
Lb_cu%
Lc_cu%

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	**QUATERRA ALASKA, INC.**	Fig17-6.cdr	**Figure 17-6** **Comparing Twinned Composites from Quaterra (b) RC Drillholes with Quaterra Core holes (c)**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/26/2009

MacArthur Copper Project	Quaterra Alaska Inc.

17.7	Variography

A total of twenty-two (21 directional and 1 omni-directional) variograms were calculated using MicroModel® for each MinZone within each model area (NW and SE). The program searches along each direction for data pairs within a 12.5 -degree window angle and 5-foot tolerance band. All experimental variograms are inspected so that spatial continuity along a primary, secondary and tertiary direction can be modeled.

Each variogram model was then validated using the “jackknifing” method. This method sequentially removes values and then uses the remaining composites to krige the missing value using the proposed variogram. An example correlation plot of estimate and true values generated by jackknifing is shown in the top panel of FIGURE 17-7. The scatter of points represents the plot of estimated value and true value pairs. A perfect estimate would produce a scatter plot of points along a 45-degree line. This example shows a correlation of 62 percent. The ellipse contains 95 percent of the data.

The second panel of FIGURE 17-7 shows a histogram of the difference between the estimated and true values, usually referred to as the error of estimation. This histogram shows that the error centers at zero and is slightly skewed positive. Kriging as an averaging method will always underestimate the highest grades; hence positive skew of the jackknife error is expected. FIGURE 17-8 shows two selected plots that combine several variogram calculations. The top figure shows four directional variograms for the MinZone 10 within the SE area. The bottom figure shows two directional variograms from the NW area, MinZone 10. Each figure shows a single experimental directional variogram. The other experimental plots have been removed to limit the visual confusion. Along the experimental variogram plot, numbers are posted indicating the number of pairs used at each separation distance.

The variogram x-axis represents the separation distance of the selected pairs. The y-axis for this type of variogram represents the general relative variance between the sample pairs, but is unitized so that the final sill is 1.0 (dashed horizontal line). A series of nested spherical variogram functions has been fitted to the experimental data and are represented by the smooth curves rising from an intercept at the y-axis (the nugget) to the sill. Theoretical model variograms for the other directions have been plotted in various colors. Each curve represents variograms from other directions. The parameters for spherical models are listed in the right panel for each of the figures. An ellipse has been drawn indicating a representative anisotropy ratio and direction.

The variograms previously discussed were generated with data up through 2009. The interpretation of the spatial structure was re-checked using additional data obtained in 2010. FIGURE 17-9 shows one of these checks. It is an omni direction indicator variogram using a 0.12 percent CU cut with all data through 2010.

Tetra Tech	January 2011	103

Correlation Analysis
NUMBER OF SAMPLES
MEAN LOG OF PRIMARY (X)
LOG VARIANCE OF PRIM. (X)
THIRD PARAMETER PRIM. (X)
MEAN LOG OF SECONDARY (Y)
LOG VARIANCE OF SEC. (Y)
THIRD PARAMETER SEC. (Y)
COVARIANCE
CORRELATION COEFFICIENT
SLOPE (Y ON X)
CONSTANT (Y ON X)
SLOPE (X ON Y)
CONSTANT (X ON Y)
SLOPE (MAJOR AXIS)
CONSTANT (MAJOR AXIS)
LOGARITHMIC SCALE - KRIGED
LOGARITHMIC SCALE - c_cu

Histogram: DIFFERENCE
normal (x,0,.1) *.01*993.+normal (x,0,.05) *.01*900
K-S d=.08260, p<.01 ; Lilliefors p<.01
Expected Normal
No. of obs.
X <= Category Boundary

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig17-7.cdr	**Figure 17-7** **Jackknife Validation of Kriging Model (SE Area, Minezone 10)**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/26/2009

MacArthur Unitized General Relative Variograms - SE Model Zone 10
05-Dec-08
Directional Variograms: Dip NE Dip SE Horiz N Vertical
UGR VARIOGRAM
2.000
1.750
1.500
1.250
1.000
0.750
0.500
0.250
0.000
0.0
50.0
100.0
150.0
200.0
250.0
300.0
350.0
400.0
450.0
500.0
LAG DISTANCE - FEET
Experimental Variogram Dip NE
BASIC STATISTICS
MODEL PARAMETERS
DIP NE PARAMETERS
DIP SE PARAMETERS
NORTH PARAMETERS
VERT PARAMETERS
TYPE OF INPUT DATA
COMPOSITED C_CU
ZONE 10

SE PIT

MacArthur Unitized General Relative Variograms - NW Model Zone 10
10-Dec-08
Directional Variograms: OMNI Vertical
UGR VARIOGRAM
2.000
1.750
1.500
1.250
1.000
0.750
0.500
0.250
0.000
0.0
50.0
100.0
150.0
200.0
250.0
300.0
350.0
400.0
450.0
500.0
LAG DISTANCE - FEET
Experimental Variogram OMNI
BASIC STATISTICS
MODEL PARAMETERS
OMNI PARAMETERS
VERT PARAMETERS
TYPE OF INPUT DATA
COMPOSITED C_CU
ZONE 10

NW OUT

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	***QUATERRA ALASKA, INC.***	Fig17-8.dwg	**Figure 17-8**
	Project: MacArthur Copper Project	Project Number: 114-310920	**Selected Cu Variograms from**
	Project Location: Lyon County, Nevada	Date of Issue: 02/12/2009	**SE and NW Areas**

Model 1 Type
0.050
Sill #1
150
Range #1
Model 2 Type Spherical
0.032
Sill #2
300
Range #2
Model 3 Type Spherical
0.178037
Sill #3
5000
Range #3
0.087
Nugget Value
Number of Nested Variogram Models to Use
1 2 3 4
Horiz Omni (iCu%)
Moment Center
Lag Distance (Feet)
0
100
200
300
400
500
600
700
.22
.20
.18
.16
.14
.12
.10
.08
.06
.04
.02
0
312
1012
1798
3110
4058
8392
9435
19139
18971
15386
27205
23720
26385
31846
45853
47060
47777
58252
50214
52633
66111
72570
65916
68223
78534

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig17-9.cdr	**Figure 17-9** **0.12% Indicator Variogram (Omni Direction)** **For SE and NW Areas**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/15/2011

MacArthur Copper Project	Quaterra Alaska Inc.

Tetra Tech	January 2011	107

MacArthur Copper Project	Quaterra Alaska Inc.

17.8	Kriging

Kriging requires not only a variogram model but other search parameters. FIGURE 17-10 shows the search orientations used for block kriging of total copper, while TABLE 17-14 lists parameters. TABLE 17-14, for example, indicates that only MinZone 10 composites are used to estimate blocks that are classified as MinZone 10. Within the search ellipsoid, a specified number of samples are allowed to be selected using a sector search. These types of constraints have been used to determine how a block will be estimated and to which resource class it will be assigned.

For example, MinZone 10 in the SE area has a search ellipse of 400x300x100 feet and is oriented so its primary (longest) axis has an azimuth of 30 degrees north, a dip of 20 degrees. The secondary axis will have a rake of -10 degrees. The following discussion of search parameters, as they relate to resource classification, is limited to a description of the minimum number of drillholes required to be used for each resource class. An additional condition involving kriging error also contributes to resource classification. Details regarding the impact of kriging error on resource classification will be discussed in SECTION 17-9.

Given the conditions in the search parameter table, a measured block requires a minimum of 22 samples, with a maximum of five samples per sector in a six sector search pattern and a maximum of three composites coming from a single drillhole. This implies that in most cases, for a block to be classified as measured there must be at least eight drillholes in four cardinal directions.

The constraints for an indicated block are not as stringent as for a measured block. An indicated block requires a minimum of 12 samples, with a maximum of four samples per sector in a sector search pattern and a maximum number of four composites coming from a single drillhole. This implies that for most cases an indicated block must have at least three drillholes in three of the four cardinal directions.

Relaxing the constraints even more, an inferred block generally requires a minimum of four samples, with a maximum of four samples per sector in a sector search pattern and a maximum number of four composites from a single drillhole. This implies that for MinZone 10 and 30, an inferred block must have at least one hole with 80 feet of mineralized material.

TABLE 17-15 gives the count of the potentially estimated blocks for each of the MinZones in the SE and NW areas. It should be noted that not all of these blocks will be estimated. TABLES 17-16 and 17-17 give the statistics for the kriged blocks within the SE and NW Areas respectively.

17.9	Kriging Error

In addition to the kriging search parameters, kriging error comes into play in determining if a block falls into a particular class. FIGURE 17-11 shows the probability plot of the kriging error. Note the two straight lines that cross at a 0.75 kriging error. This is a natural break in the distribution and signifies that the error is too great to allow a block to be classified as measured or indicated. Any block with kriging error above 0.75 will be downgraded in classification. TABLE 17-18 shows the statistics for kriging error. Review of the cumulative distribution table indicates that potentially 30 percent of the estimated blocks will be affected. If a block is already classified as inferred, then kriging error will not change its resource class.

Tetra Tech	January 2011	108

N
E
NW Model Zone 10
NW Model Zone 20
NW Model Zone 30
SE Model Zone 10
SE Model Zone 20
SE Model Zone 30

Note: Dashed lines indicate boundaries between Zones that share the same kriging parameters. Contacts between Zones are determined by drillholes and geologic interpretations in the actual block model. The Zones represented here are simplified for visual purposes only.

NW Model Zone 10
0°
0°
SE Model Zone 10
-20°
-10°

NW Model Zone 20
-20°
0°
SE Model Zone 20
Same parameters as
NW Zone 20

NW Model Zone 30
0°
-45°
SE Model Zone 30
Same parameters as
NW Zone 20

Issued by:	Prepared for:	File Name:	
TETRA TECH 380 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	*QUATERRA ALASKA, INC.*	Fig17-10.dwg	**Figure 17-10** **Block Model Search Ellipse Parameters**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/26/2009

TABLE 17-15

Minzone Block Count

MINZONE ROCK COUNT FOR COMPOSITES

LEVEL DIMENSION : 20.00 FEET

POLYGON LIMITING FILE USED: SE-Historical Pit Area 2010

NUMBER OF ROCK TYPES FOUND = 5

CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	1427141	290	488	45	176	90	150
10	345653	290	488	45	176	73	107
20	183543	290	488	45	176	70	96
30	1983863	290	488	45	176	1	91
TOTAL	3940200						

POLYGON LIMITING FILE USED: NW-Out Area 2010

NUMBER OF ROCK TYPES FOUND = 5

CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	3720901	104	488	45	332	88	150
10	1093999	104	488	45	332	67	131
20	724304	104	488	45	332	64	119
30	7152596	104	488	45	332	1	110
TOTAL	12691800						

Tetra tech, Inc.

TABLE 17-16
SE Area Cu Block Statistics

Statistics are limited to samples falling within the following polygon file limit:
judy-pit-area (SE)
RUNTIME TITLE : Calculate Statistics
PROJECT TITLE : EmcAurthur_2010 (new extents)
CURRENT LABEL : (G101) Kriged Grade kCu4

ROCK TYPE	BLOCK COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
10	233405	0	0	235405	0.00507	0.96122	0.13398	0.00558	0.07470	0.5575	-2.2260	0.5988	0.7738	0.1456	0.9055
20	143771	0	0	126705	0.00500	0.53335	0.09287	0.00427	0.06531	0.7033	-2.7026	0.8854	0.9410	0.1044	1.1933
30	2764950	0	0	100527	0.00500	0.35618	0.06238	0.00288	0.05368	0.8605	-3.0114	0.4207	0.6486	0.0607	0.7232
ALL	3141126	0	0	462637	0.00500	0.96122	0.10716	0.00549	0.07410	0.6915	-2.5273	0.7441	0.8626	0.1159	1.0510

LOWER BOUND >=	UPPER BOUND <	FREQ	PERCENT	MEAN	CUM FREQ (ALL VALUES < UPPER BOUND)	PERCENT	CUM MEAN	CUM FREQ (ALL VALUES >= LOWER BOUND)	PERCENT	CUM MEAN
0.0050	0.0065	8466	1.83	0.0052	8466	1.83	0.0052	462637	100.00	0.1072
0.0065	0.0085	4074	0.88	0.0074	12540	2.71	0.0060	454171	98.17	0.1091
0.0085	0.0110	4560	0.99	0.0099	17100	3.70	0.0070	450097	97.29	0.1100
0.0110	0.0143	3775	0.82	0.0128	20875	4.51	0.0080	445537	96.30	0.1110
0.0143	0.0186	9418	2.04	0.0171	30293	6.55	0.0109	441762	95.49	0.1118
0.0186	0.0242	10692	2.31	0.0226	40985	8.86	0.0139	432344	93.45	0.1139
0.0242	0.0315	15343	3.32	0.0279	56328	12.18	0.0177	421652	91.14	0.1162
0.0315	0.0410	32774	7.08	0.0365	89102	19.26	0.0246	406309	87.82	0.1196
0.0410	0.0533	56733	12.26	0.0472	145835	31.52	0.0334	373535	80.74	0.1269
0.0533	0.0693	30861	6.67	0.0609	176696	38.19	0.0382	316802	68.48	0.1411
0.0693	0.0902	47966	10.37	0.0803	224662	48.56	0.0472	285941	61.81	0.1498
0.0902	0.1173	57212	12.37	0.1030	281874	60.93	0.0589	237975	51.44	0.1638
0.1173	0.1526	63068	13.63	0.1347	344942	74.56	0.0728	180763	39.07	0.1824
0.1526	0.1985	65572	14.17	0.1734	410514	88.73	0.0888	117695	25.44	0.2079
0.1985	0.2582	35698	7.72	0.2222	446212	96.45	0.0995	52123	11.27	0.2514
0.2582	0.3358	12853	2.78	0.2887	459065	99.23	0.1048	16425	3.55	0.3148
0.3358	0.4368	2718	0.59	0.3728	461783	99.82	0.1064	3572	0.77	0.4085
0.4368	0.5682	663	0.14	0.4866	462446	99.96	0.1069	854	0.18	0.5220
0.5682	0.7390	177	0.04	0.6314	462623	100.00	0.1071	191	0.04	0.6449
0.7390	0.9613	14	0.00	0.8158	462637	100.00	0.1072	14	0.00	0.8154

LOWER BOUND >=
UPPER BOUND <
0 8000 16000 24000 32000 40000 48000 56000 64000 72000 80000
0.0050 0.0065
0.0065 0.0085
0.0085 0.0110
0.0110 0.0143
0.0143 0.0186
0.0186 0.0242
0.0242 0.0315
0.0315 0.0410
0.0410 0.0533
0.0533 0.0693
0.0693 0.0902
0.0902 0.1173
0.1173 0.1526
0.1526 0.1985
0.1985 0.2582
0.2582 0.3358
0.3358 0.4368
0.4368 0.5682
0.5682 0.7390
0.7390 0.9613

Tetra tech, Inc.

TABLE 17-17
NW Area Cu Block Statistics

Statistics are limited to samples falling within the following polygon file limit:
Judy_NW_Area
RUNTIME TITLE : Calculate Statistics
PROJECT TITLE : MacArthur_2010 (new extents)
CURRENT LABEL : (G101) Kriged Grade %Cu%

ROCK TYPE	BLOCK COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
10	2159440	0	0	420265	0.00502	0.78698	0.06392	0.00224	0.04736	0.7409	-2.9962	0.5136	0.7167	0.0646	0.8194
20	765023	0	0	541838	0.00500	2.2925	0.09976	0.01194	0.10929	1.0956	-2.6815	0.7725	0.8789	0.1007	1.0794
30	13422426	0	0	821466	0.00157	1.1462	0.06512	0.00579	0.07606	1.1680	-3.1977	0.9845	0.9922	0.0668	1.2947
ALL	16346889	0	0	1783569	0.00157	2.2925	0.07536	0.00708	0.08415	1.1167	-2.9947	0.8474	0.9205	0.0765	1.1548

LOWER BOUND >=	UPPER BOUND <	FREQ	PERCENT	MEAN	CUM FREQ (ALL VALUES < UPPER BOUND)	PERCENT	CUM MEAN	CUM FREQ (ALL VALUES >= LOWER BOUND)	PERCENT	CUM MEAN
0.0016	0.0023	2524	0.14	0.0019	2524	0.14	0.0019	1783569	100.00	0.0754
0.0023	0.0033	4871	0.27	0.0029	7395	0.41	0.0026	1781045	99.86	0.0755
0.0033	0.0047	15656	0.88	0.0039	23051	1.29	0.0035	1776174	99.59	0.0757
0.0047	0.0067	30946	1.74	0.0055	53997	3.03	0.0046	1760518	98.71	0.0763
0.0067	0.0097	22686	1.27	0.0083	76683	4.30	0.0057	1729572	96.97	0.0776
0.0097	0.0140	58581	3.28	0.0120	135264	7.58	0.0085	1706886	95.70	0.0785
0.0140	0.0201	120104	6.73	0.0172	255368	14.32	0.0126	1648305	92.42	0.0809
0.0201	0.0290	202724	11.37	0.0247	458092	25.68	0.0179	1528201	85.68	0.0859
0.0290	0.0417	305693	17.14	0.0352	763785	42.82	0.0248	1325477	74.32	0.0952
0.0417	0.0600	258878	14.51	0.0507	1022663	57.34	0.0314	1019784	57.18	0.1132
0.0600	0.0864	256265	14.37	0.0721	1278928	71.71	0.0395	760906	42.66	0.1345
0.0864	0.1243	207118	11.61	0.1031	1486046	83.32	0.0484	504641	28.29	0.1662
0.1243	0.1790	163747	9.18	0.1457	1649793	92.50	0.0581	297523	16.68	0.2100
0.1790	0.2577	79667	4.47	0.2105	1729460	96.97	0.0651	133776	7.50	0.2888
0.2577	0.3709	32360	1.81	0.2945	1761820	98.78	0.0693	54109	3.03	0.4040
0.3709	0.5339	11229	0.63	0.4452	1773049	99.41	0.0717	21749	1.22	0.5670
0.5339	0.7686	8411	0.47	0.5881	1781460	99.88	0.0741	10520	0.59	0.6970
0.7686	1.1064	1158	0.06	0.9109	1782618	99.95	0.0747	2109	0.12	1.1311
1.1064	1.5927	841	0.05	1.3517	1783459	99.99	0.0753	951	0.05	1.3993
1.5927	2.2928	110	0.01	1.7632	1783569	100.00	0.0754	110	0.01	1.7632

LOWER BOUND >=
UPPER BOUND <
40000 80000 120000 160000 200000 240000 280000 320000 360000 400000
0.0016 0.0023
0.0023 0.0033
0.0033 0.0047
0.0047 0.0067
0.0067 0.0097
0.0097 0.0140
0.0140 0.0201
0.0201 0.0290
0.0290 0.0417
0.0417 0.0600
0.0600 0.0864
0.0864 0.1243
0.1243 0.1790
0.1790 0.2577
0.2577 0.3709
0.3709 0.5339
0.5339 0.7686
0.7686 1.1064
1.1064 1.5927
1.5927 2.2928
0 40000 80000 120000 160000 200000 240000 280000 320000 360000 400000

Tetra tech, Inc.

Calculate Cumulative Frequency Curve
30-Dec-10
1.
0.75
0.1
"X" Upper Value Limit (Logarithmic Scale)
0.01 0.05 0.1 0.5 1 2 3 4 5 10 20 30 40 50 60 70 80 90 95 98 99 99.5 99.9 99.95 99.99
Cumulative Frequency Pct (G201) Kriged Error kCu% Up To "X" Value
Number of Samples: 21734221
Number Missing: 19488015
Number Below Limits: 898
Number Above Limits: 18220
Number In Range: 2227088
Minimum Value: 0.100
Maximum Value: 0.981
Mean Value: 0.549
Median Value: 0.563
Variance: 0.015
Standard Deviation: 0.121
Match ROCK Codes:
10 20 30

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	**QUATERRA ALASKA, INC.**	Fig17-11.dwg	**Figure 17-11** **Probability plot of Kriging Error**
	Project: MacArthur Copper Project	Project Number: 114-310320	
	Project Location: Lyon County, Nevada	Date of Issue: 01/15/2011

TABLE 17-18
Block Kriging Error Statistics

RUNTIME TITLE : Calculate Statistics
PROJECT TITLE : MacArthur_2010 (new extents)
CURRENT LABEL : (G201) Kriged Error kCu%

ROCK TYPE	BLOCK COUNT MISSING	BELOW LIMITS	ABOVE LIMITS	INSIDE LIMITS	UNTRANSFORMED STATISTICS MINIMUM	MAXIMUM	MEAN	VARIANCE	STD. DEV.	COEF. OF VAR	LOG-TRANSFORMED STATS LOG MEAN	LOG VAR.	LOG STD.DEV	LOG-DERIVED MEAN	COEF. OF VAR.
10	2391845	0	0	655670	0.04304	0.86855	0.51661	0.01678	0.12953	0.2507	-0.7026	0.1010	0.3179	0.52095	0.3261
20	908794	0	0	668543	0.05477	1.0501	0.57103	0.02055	0.14334	0.2510	-0.5936	0.0717	0.2678	0.57249	0.2727
30	16187376	0	0	921993	0.07938	0.87975	0.56797	0.00895	0.09461	0.1666	-0.5816	0.0349	0.1869	0.56883	0.1886
ALL	19488015	0	0	2246206	0.04304	1.0501	0.55389	0.01526	0.12354	0.2230	-0.6197	0.0699	0.2644	0.55725	0.2691

```
 LOWER BOUND   UPPER BOUND       50000     100000    150000    200000    250000    300000    350000    400000    450000    500000
     >=             <      +---------+---------+---------+---------+---------+---------+---------+---------+---------+---------+
   0.1545         0.1647|*
   0.1647         0.1755|*
   0.1755         0.1871|*
   0.1871         0.1995|*
   0.1995         0.2126|*
   0.2126         0.2266|*
   0.2266         0.2416|*
   0.2416         0.2575|**
   0.2575         0.2745|**
   0.2745         0.2926|**
   0.2926         0.3119|***
   0.3119         0.3325|***
   0.3325         0.3545|****
   0.3545         0.3778|******
   0.3778         0.4028|***********
   0.4028         0.4293|*******************
   0.4293         0.4577|******************************
   0.4577         0.4879|*******************************
   0.4879         0.5201|**************************************
   0.5201         0.5544|***************************************************
   0.5544         0.5909|****************************************************
   0.5909         0.6299|*********************************************************
   0.6299         0.6715|*****************************************************************************************
   0.6715         0.7158|*********************
   0.7158         0.7630|***********
   0.7630         0.8134|*
   0.8134         0.8670|*****
   0.8670         0.9242|
   0.9242         0.9852|
   0.9852         1.0502|****
                           +---------+---------+---------+---------+---------+---------+---------+---------+---------+---------+
                           0       50000     100000    150000    200000    250000    300000    350000    400000    450000    500000
```

Tetra tech, Inc.

MacArthur Copper Project	Quaterra Alaska Inc.

To simplify the tabulation of the blocks into the various resource classes, the blocks are assigned codes as shown in TABLE 17-19. FIGURE 17-12 provides a “graphical display” of the resultant classification of the resources by the methods described above.

TABLE 17-19: RESOURCE CLASSIFICATION CODES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA December 2010
Resource Class	Assigned Computer Code
Measured	1
Indicated	2
Inferred	3 & 4

Tetra Tech	January 2011	115

Jackknife -Measured, Indicated and Inferred
29-Dec-10
Measured (Corr Coeff = 0.8)
Indicated (Corr Coeff = 0.6)
Inferred* (Corr Coeff = 0.4)
* Points not plotted
Logarithmic Scale - KRIGED
Logarithmic Scale - cCu%
10.
1.
0.1
0.01
0.01
0.1
1.
10.

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	**QUATERRA ALASKA, INC.**	Fig17-12.dwg	**Figure 17-12** **Jackknife Plot of Measured, Indicated & Inferred**
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/15/2011

MacArthur Copper Project	Quaterra Alaska Inc.

17.10	Selected Cross Sections

FIGURES 17-13 and 17-14 show the NE Cross Section 7 looking NW for copper grades and resource class, respectively. FIGURES 17-15 and 17-16 show the Long Section 1 looking north for copper grades and resource class, respectively.

The locations of these sections are shown on FIGURE 17-1.

17.11	Mineral Resource Estimate

A summary of the Measured Copper Resource is shown in TABLE 17-20. A summary of the Indicated Copper Resources is shown in TABLE 17-21. The combined Measured and Indicated Copper Resources is shown in TABLE-17-22. A summary of the Inferred Copper Resources by deposit area are shown in TABLE 17-23. The base case cutoff grade for the leachable resources is 0.12 percent TCu. The base case cutoff grade for the primary sulfide resources is 0.15 percent TCu. Both of these values are representative of actual operating cutoff grades in use as of the date of this report. As of the date of this report, the MacArthur Copper Property does not have any CIM definable mineral reserves.

17.12	Mineral Reserve Estimate

As of the date of this report, the MacArthur Copper Property does not have any CIM definable mineral reserves.

Tetra Tech	January 2011	117

CU%
0.05-0.1
0.1-0.2
0.2-0.3
0.3-0.5
0.5-10
6800 Elev
6400 Elev
6000 Elev
5600 Elev
5200 Elev
4800 Elev
4400 Elev
4000 Elev
3600 Elev
3200 Elev
2800 Elev
2400 Elev
2437500 E
4687500 N
4690000 N
2440000 E
4692500 N
Transition/Sulfide Contact
(Top of Sulfide Zone)
Transition Zone
Oxide/Transition Contact
(Bottom of Oxide Zone)
Note: See Figure 17-1 for Section Location

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, Colorado 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for:	File Name:
QUATERRA ALASKA, INC.	Fig17-13.cdr
Project: MacArthur Copper Project	Project Number: 114-310920
Project Location: Lyon County, Nevada	Date of Issue: 01/17/2011

Figure 17-13
Cross Section 7 - Cu Grade Blocks with Drillholes

Resource Classification
1 (Measured)
2 (Indicated)
3 (Inferred)
6800 Elev
6400 Elev
6000 Elev
5600 Elev
5200 Elev
4800 Elev
4400 Elev
4000 Elev
3600 Elev
3200 Elev
2800 Elev
2400 Elev
2437500 E
4687500 N
4690000 N
2440000 E
4692500 N
Transition Zone
Oxide/Transition Contact (Bottom of Oxide Zone)
Transition/Sulfide Contact (Top of Sulfide Zone)
Note: See Figure 17-1 for Section Location

Issued by: TETRA TECH
350 Indiana Street, Suite 500
Golden, Colorado 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for:	File Name:
QUATERRA ALASKA, INC.	Fig17-14.cdr
Project: MacArthur Copper Project	Project Number: 114-310920
Project Location: Lyon County, Nevada	Date of Issue: 01/17/2011

Figure 17-14
Cross Section 7 - Resource Class Blocks with Drillholes

CU%
0.05-0.1
0.1-0.2
0.2-0.3
0.3-0.5
0.5-10
7200 Elev
6800 Elev
6400 Elev
6000 Elev
5600 Elev
5200 Elev
4800 Elev
4400 Elev
4000 Elev
3600 Elev
3200 Elev
2800 Elev
2400 Elev
2000 Elev
1600 Elev
2435000 E
4687500 N
2437500 E
2440000 E
Transition/Sulfide Contact
(Top of Sulfide Zone)
Transition Zone
Oxide/Transition Contact
(Bottom of Oxide Zone)
Note: See Figure 17-1 for Section Location

Issued by:	Drawing Provided by/Prepared for:	File Name:
TETRATECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	QUATERRA ALASKA, INC.	Fig17-15.cdr
	Project: MacArthur Copper Project	Project Number: 114-310920
	Project Location: Lyon County, Nevada	Date of Issue: 01/17/2011

Figure 17-15
Long Section - Cu Grade Blocks with Drillholes

Resource Classification
1 (Measured)
2 (Indicated)
3 (Inferred)
7200 Elev
6800 Elev
6400 Elev
6000 Elev
5600 Elev
5200 Elev
4800 Elev
4400 Elev
4000 Elev
3600 Elev
3200 Elev
2800 Elev
2400 Elev
2000 Elev
1600 Elev
2435000 E
4687500 N
2437500 E
2440000 E
4690000 N
Transition/Sulfide Contact
(Top of Sulfide Zone)
Transition Zone
Oxide/Transition Contact
(Bottom of Oxide Zone)
USBM-5
M-3
Note: See Figure 17-1 for Section Location

Issued by: TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	Drawing Provided by/Prepared for: QUATERRA ALASKA, INC.	File Name: Fig17-15.cdr	Figure 17-16 Long Section - Resource Class Blocks with Drillholes
	Project: MacArthur Copper Project	Project Number: 114-310920	
	Project Location: Lyon County, Nevada	Date of Issue: 01/17/2011

MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 17-20: MEASURED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	381	0.584	4,452
	0.40	1,232	0.485	11,938
	0.35	2,299	0.433	19,896
	0.30	4,463	0.379	33,821
	0.25	9,899	0.320	63,294
	0.20	23,365	0.263	122,947
	0.18	30,914	0.245	151,664
	0.15	41,544	0.225	186,865
	0.12	48,337	0.213	205,432
Primary Material (MinZone 30)	0.50	N/A	N/A	N/A
	0.40
	0.35
	0.30
	0.25
	0.20
	0.18
	0.15

TABLE 17-21: INDICATED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	797	0.620	9,886
	0.40	1,659	0.530	17,575
	0.35	2,386	0.482	23,006

	0.30	3,766	0.423	31,845
	0.25	7,777	0.344	53,521
	0.20	22,661	0.263	118,970
	0.18	35,409	0.236	167,272
	0.15	64,173	0.204	261,697
	0.12	95,384	0.181	346,053
Primary Material (MinZone 30)	0.50	6	0.577	69
	0.40	19	0.486	185
	0.35	38	0.428	325
	0.30	164	0.350	1,146
	0.25	353	0.309	2,179
	0.20	639	0.269	3,443
	0.18	1,046	0.238	4,987
	0.15	1,448	0.218	6,325

Tetra Tech	January 2011	122

MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 17-22: MEASURED+INDICATED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	1,178	0.609	14,339
	0.40	2,891	0.510	29,511
	0.35	4,684	0.458	42,896
	0.30	8,229	0.399	65,667
	0.25	17,676	0.330	116,803
	0.20	46,027	0.263	241,918
	0.18	66,323	0.240	318,881
	0.15	105,717	0.212	448,663
	0.12	143,721	0.192	551,601
Primary Material (MinZone 30)	0.50	6	0.577	69
	0.40	19	0.486	185
	0.35	38	0.428	325
	0.30	164	0.350	1,146
	0.25	353	0.309	2,179
	0.20	639	0.269	3,443
	0.18	1,046	0.238	4,987
	0.15	1,448	0.218	6,325

TABLE 17-23: INFERRED COPPER RESOURCES MACARTHUR COPPER PROJECT –YERINGTON, NEVADA December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	4,967	0.820	81,479
	0.40	7,894	0.680	107,406
	0.35	10,776	0.598	128,773
	0.30	17,312	0.494	170,939
	0.25	30,740	0.397	243,953
	0.20	63,538	0.306	389,234
	0.18	84,685	0.277	469,155
	0.15	132,829	0.236	626,953
	0.12	215,043	0.197	846,839
Primary Material (MinZone 30)	0.50	6,482	0.564	73,143
	0.40	10,044	0.524	105,181
	0.35	10,904	0.512	111,657
	0.30	13,969	0.469	130,890
	0.25	28,347	0.370	209,995
	0.20	39,476	0.328	259,120
	0.18	51,363	0.297	304,685
	0.15	74,090	0.256	379,489

Tetra Tech	January 2011	123

MacArthur Copper Project	Quaterra Alaska Inc.

The resources quoted in the table above are based on a three-year average copper price of US$3.03 per pound. For the leachable, SX/EW recoverable resources a base case cutoff grade of 0.12 percent TCu has been applied. For the sulfide resources that would be recoverable by conventional flotation methods, a base case cutoff grade of 0.15 percent TCu has been applied. These cutoff grades have been developed based on average mining costs for similar sized operations and from cost estimation services, using a metallurgical recovery of 90 percent of the oxide copper grades for the SX/EW material and a metallurgical recovery of 88 percent for the conventional flotation material, and a smelter charge of US$0.50 per pound for processing conventional flotation concentrates.

Tetra Tech	January 2011	124

MacArthur Copper Project	Quaterra Alaska Inc.

18.0	OTHER RELEVANT DATA AND INFORMATION

Tt is unaware of any other data and/or information that would be relevant to this report that is not contained in one of the existing sections of this report.

Tetra Tech	January 2011	125

MacArthur Copper Project	Quaterra Alaska Inc.

19.0	INTERPRETATION AND CONCLUSIONS

At the present time, the MacArthur Copper Project is considered to be an advanced-stage exploration project. The exploration results presented in this report have demonstrated the presence of a large area of copper mineralization that has only been partially delineated. Portions of the property are well-drilled from a resource determination perspective, while other areas still require additional infill drilling in order to develop quantifiable resources. The tenor of the mineralization encountered to date is supportive of continued exploration and development expenditures. Additional exploration is planned and outlined in SECTION 20.0 of this report.

Tetra Tech	January 2011	126

MacArthur Copper Project	Quaterra Alaska Inc.

20.0	RECOMMENDATIONS AND WORK PLAN

20.1	Recommendations

Tt makes the following recommendations regarding this brief review of historical and current data available for the MacArthur project.

  Complete infill drilling to an approximate average drillhole spacing of 250 feet. This will allow re-classification of inferred category resources into measured and indicated categories in areas that are currently under-drilled

  Continued efforts to enlarge the oxide and chalcocite/oxide mix resource areas, and

  Continued investigation of the potential primary sulfide mineralization at depth which has now seen success with only limited testing, with plans for follow-up drilling and drilling of untested geophysical and geological primary sulfide targets.

20.2	Work Plan

Quaterra’s future plans (shown in TABLE 20-1) includes; infill drilling to upgrade the status of existing resources, stepout drilling to delineate the outer margins of the deposit, deep drilling to explore for primary copper sulfide mineralization, and large diameter (PQ) core drilling to obtain adequate sample material for metallurgical leach column tests. Data from these programs will be incorporated into a preliminary scoping study to guide additional definition drilling on the project. In addition to initiating mine planning and baseline environmental studies, continued surface geologic mapping, and securing adequate supplies of water and power will be required for the project to proceed toward feasibility.

The November 2009 Bureau of Land Management approval of the Plan of Operation / Environmental Assessment for the MacArthur project allows Quaterra to continue its comprehensive RC and core drilling program while also focusing on expansion of sparsely tested primary sulfide mineralization.

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MacArthur Copper Project	Quaterra Alaska Inc.

TABLE 20-1: PROPOSED BUDGET FOR PLAN OF WORK QUATERRA ALASKA, INC. – MACARTHUR PROJECT January 2011
Task	Est. Completion Date*	Estimated Cost to Complete*	Notes
Preliminary metallurgical sampling and shipping	Q3-11	$500,000	PQ Core drilling
Metallurgical Studies-bottle roll and preliminary column tests	Q4-11	$180,000	90 day testing time
Deep Cu porphyry exploration drilling	Q4-11	$500,000	4-2000' core holes
Step-out & Infill RC Drilling	Q4-11	$400,000	50-400' R/C holes
Drilling & QAQC assays	Q4-11	$200,000	6,000 samples
Preliminary scoping study	Q2-11	$60,000
Personnel & Infrastructure	Q4-11	$1,000,000	12 months
Total – Overall Budget		$2,840,000

* Completion dates and expenditures represent programs based on current market conditions and are subject to the availability of funding and program results.

Tetra Tech	January 2011	128

MacArthur Copper Project	Quaterra Alaska Inc.

21.0	REFERENCES CITED

Adams, D., 1987, MacArthur Au-Evaluation: Summary Report: unpublished report for Pangea Explorations, Inc.: 6p.

Anaconda Collection-American Heritage Center, University of Wyoming, Laramie, Wyoming.

Heatwole, D. A., 1972, Progress Report, Yerington Oxide Project – MacArthur Area, Lyon County, Nevada: unpublished private report for The Anaconda Company, 28p.

Heatwole, D. A., 1978, Controls of Copper Oxide Mineralization, MacArthur Property, Lyon County, Nevada: Arizona Geological Society Digest, Volume XI, p 59-66.

Martin, D., 1989, MacArthur Metallurgical Review, Memo addressed to Mr. Bruce Riederer, Bateman Engineering

Matson, E.J., 1952, Mac Arthur Copper Deposit, Lyon County, Nev., US Bureau of Mines Report of Investigation 4906, 47p.

Moore, J. G., 1969, Geology and Mineral Deposits of Lyon, Douglas, and Ormsby Counties, Nevada: Nevada Bureau of Mines and Geology Bulletin 75, 45p.

Nelson, P.H. and Van Voorhis, G.D., 1983, Estimation of sulfide content from induced polarization data, GEOPHYSICS, V.48, No. 1, pp. 62-75.

Proffett, Jr., J. M., and Dilles, J. H., 1984, Geologic Map of the Yerington District, Nevada: Nevada Bureau of Mines and Geology, Map 77.

Proffett, J.M. and Proffett, B.H., 1976, Stratigraphy of the Tertiary Ash-Flow Tuffs in the Yerington District, Nevada: Nevada Bureau of Mines and Geology, Report 27.

Schmidt, R., 1996, Copper Mineralogy of Four Samples: Hazen Research, Inc.: unpublished private report for Arimetco, Inc., 10p.

Tingley, J.V., Horton, R.C., and Lincoln, F.C., 1993, Outline of Nevada Mining History: Nevada Bureau of Mines and Geology, Special Publication 15, 48p.

Ware, G. H., 1979, In-situ induced-polarization and magnetic susceptibility measurements – Yerington mine, GEOPHYSICS, V. 44, No. 8, pp.1417-1428.

Tetra Tech	January 2011	129

MacArthur Copper Project	Quaterra Alaska Inc.

22.0	DATE AND SIGNATURE PAGE

John W. Rozelle, P.G.
Principal Geologist

TETRA TECH, INC.

350 Indiana Street, Suite 500
Golden, Colorado 80401
Telephone: 303-217-5700
Facsimile: 303-217-5705
Email: john.rozelle@tetratech.com

CERTIFICATE of AUTHOR

I, John W. Rozelle, P.G., do hereby certify that:

1.	I am currently employed by Tetra Tech, Inc. located at:

350 Indiana Street
Suite 500
Golden, Colorado 80401

2.

I graduated with a degree in Geology (BA.) from the State University of New York at Plattsburg, New York in 1976. In addition, I graduated from the Colorado School of Mines, Golden, Colorado with a graduate degree in Geochemistry (M.Sc.) in 1978.

3.

I am a Member of the American Institute of Professional Geologists (CPG-07216), a register Geologist in the State of Wyoming (PG-337), a member of Society for Mining, Metallurgy, and Exploration, Inc. (SME) and the Society of Economic Geologists.

4.

I have worked as a geologist for a total of thirty years since my graduation from university; as a graduate student, as an employee of a major mining company, and as a consultant for more than 27 years.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of the technical report titled “MacArthur Copper Project, NI 43-101 Technical Report, Lyon County, Nevada, U.S.A.” and dated 21 January 2011 (the “Technical Report”). I have visited the subject properties between September 29, 2008 and October 1, 2008, and on June 23-24, 2010

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MacArthur Copper Project	Quaterra Alaska Inc.

7.

I have either supervised the data collection, preparation, and analysis and/or personally completed an independent review and analysis of the data and written information contained in this Technical Report.

8.

I have had prior involvement with Quaterra Alaska, Inc. on the property that is the subject of this Technical Report in that I have been the Qualified Person on those other Technical Reports for this property.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.

I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.

11.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this 21st Day of January 2011.

“John W. Rozelle”
Print name of Qualified Person

“John W. Rozelle”
Print name of Qualified Person

Tetra Tech	January 2011	131

MacArthur Copper Project	Quaterra Alaska Inc.

23.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

As the MacArthur is a mid-stage exploration project, there are no applicable data for this section at this time.

Tetra Tech	January 2011	132

MacArthur Copper Project	Quaterra Alaska Inc.

24.0	ILLUSTRATIONS

All of the illustrations used in the preparation of this report appear in each of their respective sections.

Tetra Tech	January 2011	133

APPENDIX A
LIST OF UNPATENTED MINING CLAIMS

List of Patented Mining Claims

BLM Serial Number	Claim	Lyon Co. Reference	Township	Range	Section(s)	Location Date
MC 963173	MP 1	412825	14N	24E	26	8/9/2007
NMC 963174	MP 2	412826	14N	24E	26,35	8/9/2007
NMC 963175	MP 3	412827	14N	24E	26	8/9/2007
NMC 963176	MP 4	412828	14N	24E	26,35	8/9/2007
NMC 963177	MP 5	412829	14N	24E	26	8/9/2007
NMC 963178	MP 6	412830	14N	24E	26,35	8/9/2007
NMC 963179	MP 7	412831	14N	24E	26	8/9/2007
NMC 963180	MP 8	412832	14N	24E	26,35	8/9/2007
NMC 963181	MP 9	412833	14N	24E	26	8/9/2007
NMC 963182	MP 10	412834	14N	24E	26,35	8/9/2007
NMC 963183	MP 11	412835	14N	24E	26	8/9/2007
NMC 963184	MP 12	412836	14N	24E	26,35	8/9/2007
NMC 963185	MP 13	412837	14N	24E	25,26	8/9/2007
NMC 963186	MP 14	412838	14N	24E	25, 26, 35, 36	8/9/2007
NMC 963187	MP 15	412839	14N	24E	25	8/9/2007
NMC 963188	MP 16	412840	14N	24E	25,36	8/9/2007
NMC 963189	MP 17	412841	14N	24E	25	8/9/2007
NMC 963190	MP 18	412842	14N	24E	25,36	8/9/2007
NMC 963191	MP 19	412843	14N	24E	25	8/9/2007
NMC 963192	MP 20	412844	14N	24E	25,36	8/9/2007
NMC 963193	MP 21	412845	14N	24E	25	8/9/2007
NMC 963194	MP 22	412846	14N	24E	25,36	8/9/2007
NMC 963195	MP 23	412847	14N	24E	25	8/9/2007
NMC 963196	MP 24	412848	14N	24E	25	8/9/2007
NMC 963197	MP 25	412849	14N	24E	25	8/9/2007
NMC 963198	MP 26	412850	14N	24E	25	8/9/2007
NMC 963199	MP 27	412851	14N	24E	25	8/9/2007
			14N	25E	30
NMC 963200	MP 28	412852	14N	25E	30	8/9/2007
NMC 963201	MP 29	412853	14N	25E	30	8/9/2007
NMC 963202	MP 30	412854	14N	24E	26	8/9/2007
NMC 963203	MP 31	412855	14N	24E	26	8/9/2007
NMC 963204	MP 32	412856	14N	24E	26	8/9/2007
NMC 963205	MP 33	412857	14N	24E	26	8/9/2007
NMC 963206	MP 34	412858	14N	24E	26	8/9/2007
NMC 963207	MP 35	412859	14N	24E	26	8/9/2007
NMC 963208	MP 36	412860	14N	24E	26	8/9/2007
NMC 963209	MP 37	412861	14N	24E	26	8/9/2007

NMC 963210	MP 38	412862	14N	24E	26	8/9/2007
NMC 963211	MP 39	412863	14N	24E	26	8/9/2007
NMC 963212	MP 40	412864	14N	24E	26	8/9/2007
NMC 963213	MP 41	412865	14N	24E	25, 26	8/9/2007
NMC 963214	MP 42	412866	14N	24E	25, 26	8/9/2007
NMC 963215	MP 43	412867	14N	24E	25	8/9/2007
NMC 963216	MP 44	412868	14N	24E	25	8/9/2007
NMC 963217	MP 45	412869	14N	24E	25	8/9/2007
NMC 963218	MP 46	412870	14N	24E	25	8/9/2007
NMC 963219	MP 47	412871	14N	24E	25	8/9/2007
NMC 963220	MP 48	412872	14N	24E	25	8/9/2007
NMC 963221	MP 49	412873	14N	24E	25	8/9/2007
NMC 963222	MP 50	412874	14N	24E	25	8/9/2007
NMC 963223	MP 51	412875	14N	24E	25	8/9/2007
NMC 963224	MP 52	412876	14N	24E	25	8/9/2007
NMC 963225	MP 53	412877	14N	24E	25	8/9/2007
NMC 963226	MP 54	412878	14N	24E	25	8/9/2007
NMC 963227	MP 55	412879	14N	24E	25	8/9/2007
NMC 963228	MP 56	412880	14N	24E	25	8/9/2007
NMC 963229	MP 57	412881	14N	24E	25	8/9/2007
NMC 963230	MP 58	412882	14N	24E	25	8/9/2007
NMC 963231	MP 59	412883	14N	24E	25	8/9/2007
			14N	25E	30
NMC 963232	MP 60	412884	14N	24E	25	8/9/2007
			14N	25E	30
NMC 963233	MP 61	412885	14N	25E	30	8/9/2007
NMC 963234	MP 62	412886	14N	25E	30	8/9/2007
NMC 963235	MP 63	412887	14N	25E	30	8/9/2007
NMC 963236	MP 64	412888	14N	25E	30	8/9/2007
NMC 963237	MP 65	412889	14N	25E	30	8/9/2007
NMC 963238	MP 66	412890	14N	25E	30	8/9/2007
NMC 963239	MP 67	412891	14N	25E	30	8/9/2007
NMC 963240	MP 68	412892	14N	25E	30	8/9/2007
NMC 963241	MP 69	412893	14N	25E	30	8/9/2007
NMC 963242	MP 70	412894	14N	25E	30	8/9/2007
NMC 963243	MP 71	412895	14N	25E	30	8/9/2007
NMC 963244	MP 72	412896	14N	25E	30	8/9/2007
NMC 963245	MP 73	412897	14N	24E	24, 25	8/9/2007
NMC 963246	MP 74	412898	14N	24E	24, 25	8/9/2007
NMC 963247	MP 75	412899	14N	24E	24, 25	8/9/2007
NMC 963248	MP 76	412900	14N	24E	24, 25	8/9/2007
NMC 963249	MP 77	412901	14N	24E	24, 25	8/9/2007
NMC 963250	MP 78	412902	14N	24E	24, 25	8/9/2007

NMC 963251	MP 79	412903	14N	24E	24, 25	8/9/2007
NMC 963252	MP 80	412904	14N	24E	24, 25	8/9/2007
			14N	25E	19, 30
NMC 963253	MP 81	412905	14N	25E	19, 30	8/9/2007
NMC 963254	MP 82	412906	14N	25E	19, 30	8/9/2007
NMC 963255	MP 83	412907	14N	25E	19, 30	8/9/2007
NMC 963256	MP 84	412908	14N	25E	19, 30	8/9/2007
NMC 963257	MP 85	412909	14N	25E	19, 30	8/9/2007
NMC 932507	QT 1	388083	14N	24E	14, 15, 22, 23	5/24/2006
NMC 932508	QT 2	388084	14N	24E	22, 23	5/24/2006
NMC 932509	QT 3	388085	14N	24E	14, 23	5/24/2006
NMC 932510	QT 4	388086	14N	24E	23	5/24/2006
NMC 932511	QT 5	388087	14N	24E	14, 23	5/24/2006
NMC 932512	QT 6	388088	14N	24E	23	5/24/2006
NMC 932513	QT 7	388089	14N	24E	14, 23	5/24/2006
NMC 932514	QT 8	388090	14N	24E	23	5/24/2006
NMC 932515	QT 9	388091	14N	24E	14, 23	5/24/2006
NMC 932516	QT 10	388092	14N	24E	23	5/24/2006
NMC 932517	QT 11	388093	14N	24E	14, 23	5/24/2006
NMC 932518	QT 12	388094	14N	24E	24	5/24/2006
NMC 932519	QT 13	388095	14N	24E	14, 23	5/24/2006
NMC 932520	QT 14	388096	14N	24E	23	5/24/2006
NMC 932521	QT 15	388097	14N	24E	14, 23	5/24/2006
NMC 932522	QT 16	388098	14N	24E	23	5/24/2006
NMC 932523	QT 17	388099	14N	24E	14, 23	5/24/2006
NMC 932524	QT 18	388100	14N	24E	23	5/24/2006
NMC 932525	QT 19	388101	14N	24E	13, 14, 23, 24	5/24/2006
NMC 932526	QT 20	388102	14N	24E	23, 24	5/24/2006
NMC 932527	QT 21	388103	14N	24E	13, 24	5/23/2006
NMC 932528	QT 22	388104	14N	24E	24	5/23/2006
NMC 932529	QT 23	388105	14N	24E	13, 24	5/23/2006
NMC 932530	QT 24	388106	14N	24E	24	5/23/2006
NMC 932531	QT 25	388107	14N	24E	13, 24	5/23/2006
NMC 932532	QT 26	388108	14N	24E	24	5/23/2006
NMC 932533	QT 27	388109	14N	24E	13, 24	5/23/2006
NMC 932534	QT 28	388110	14N	24E	24	5/23/2006
NMC 932535	QT 29	388111	14N	24E	13, 24	5/23/2006
NMC 932536	QT 30	388112	14N	24E	24	5/23/2006
NMC 932537	QT 31	388113	14N	24E	13, 24	5/23/2006
NMC 932538	QT 32	388114	14N	24E	24	5/23/2006
NMC 932539	QT 33	388115	14N	24E	13, 24	5/23/2006
NMC 932540	QT 34	388116	14N	24E	24	5/23/2006
NMC 932541	QT 35	388117	14N	24E	13, 24	5/23/2006

NMC 932542	QT 36	388118	14N	24E	24	5/23/2006
NMC 932543	QT 37	388119	14N	24E	13, 24	5/23/2006
			14N	25E	18, 19
NMC 932544	QT 38	388120	14N	24E	24	5/23/2006
			14N	25E	19
NMC 932545	QT 39	388121	14N	25E	18, 19	5/23/2006
NMC 932546	QT 40	388122	14N	25E	19	5/23/2006
NMC 932547	QT 41	388123	14N	25E	18, 19	5/23/2006
NMC 932548	QT 42	388124	14N	25E	19	5/23/2006
NMC 932549	QT 43	388125	14N	25E	18, 19	5/23/2006
NMC 932550	QT 44	388126	14N	25E	19	5/23/2006
NMC 932551	QT 45	388127	14N	25E	18, 19	5/23/2006
NMC 932552	QT 46	388128	14N	25E	19	5/23/2006
NMC 932553	QT 47	388129	14N	25E	18, 19	5/23/2006
NMC 932554	QT 48	388130	14N	25E	19	5/23/2006
NMC 932555	QT 49	388131	14N	25E	18, 19	5/23/2006
NMC 932556	QT 50	388132	14N	25E	19	5/24/2006
NMC 932557	QT 51	388133	14N	25E	18, 19	5/23/2006
NMC 932558	QT 52	388134	14N	25E	19	5/25/2006
NMC 932559	QT 53	388135	14N	25E	17, 18, 19, 20	5/25/2006
NMC 932560	QT 54	388136	14N	25E	19, 20	5/25/2006
NMC 932561	QT 55	388137	14N	24E	22, 23	5/24/2006
NMC 932562	QT 56	388138	14N	24E	22, 23, 26, 27	5/24/2006
NMC 932563	QT 57	388139	14N	24E	23	5/24/2006
NMC 932564	QT 58	388140	14N	24E	23, 26	5/24/2006
NMC 932565	QT 59	388141	14N	24E	23	5/24/2006
NMC 932566	QT 60	388142	14N	24E	23, 26	5/24/2006
NMC 932567	QT 61	388143	14N	24E	23	5/24/2006
NMC 932568	QT 62	388144	14N	24E	23, 26	5/24/2006
NMC 932569	QT 63	388145	14N	24E	23	5/24/2006
NMC 932570	QT 64	388146	14N	24E	23, 26	5/24/2006
NMC 932571	QT 65	388147	14N	24E	23	5/24/2006
NMC 932572	QT 66	388148	14N	24E	23, 26	5/24/2006
NMC 932573	QT 67	388149	14N	24E	23	5/24/2006
NMC 932574	QT 68	388150	14N	24E	23, 26	5/24/2006
NMC 932575	QT 69	388151	14N	24E	23	5/26/2006
NMC 932576	QT 70	388152	14N	24E	23, 26	7/27/2006
NMC 932577	QT 71	388153	14N	24E	23	5/26/2006
NMC 932578	QT 72	388154	14N	24E	23, 26	7/27/2006
NMC 932579	QT 73	388155	14N	24E	23, 24	5/26/2006
NMC 932580	QT 74	388156	14N	24E	23, 24, 25, 26	7/27/2006
NMC 932581	QT 75	388157	14N	24E	24	5/26/2006
NMC 932582	QT 76	388158	14N	24E	24, 25	7/27/2006

NMC 932583	QT 77	388159	14N	24E	24	5/26/2006
NMC 932585	QT 79	388161	14N	24E	24	5/23/2006
NMC 932587	QT 81	388163	14N	24E	24	5/23/2006
NMC 932589	QT 83	388165	14N	24E	24	5/23/2006
NMC 932591	QT 85	388167	14N	24E	24	5/23/2006
NMC 932593	QT 87	388169	14N	24E	24	5/23/2006
NMC 932595	QT 89	388171	14N	24E	24	5/23/2006
NMC 932597	QT 91	388173	14N	24E	24	5/23/2006
			14N	25E	19
NMC 932599	QT 93	388175	14N	25E	19	5/23/2006
NMC 932601	QT 95	388177	14N	25E	19	5/23/2006
NMC 932603	QT 97	388179	14N	25E	19	5/23/2006
NMC 932605	QT 99	388181	14N	25E	19	5/23/2006
NMC 932607	QT 101	388183	14N	25E	19	5/23/2006
NMC 932609	QT 103	388185	14N	25E	19	5/25/2006
NMC 932610	QT 104	388186	14N	25E	19, 30	5/25/2006
NMC 932611	QT 105	388187	14N	25E	19	5/25/2006
NMC 932612	QT 106	388188	14N	25E	19, 30	5/25/2006
NMC 932613	QT 107	388189	14N	25E	19, 20	5/25/2006
NMC 932614	QT 108	388190	14N	25E	19, 20, 29, 30	5/25/2006
NMC 932615	QT 109	388191	14N	25E	20, 29	5/25/2006
NMC 932616	QT 110	388192	14N	25E	20, 29	5/25/2006
NMC 932617	QT 111	388193	14N	24E	26, 27	5/26/2006
NMC 932618	QT 112	388194	14N	24E	26, 27	5/26/2006
NMC 932619	QT 113	388195	14N	24E	26	5/26/2006
NMC 932620	QT 114	388196	14N	24E	26	5/26/2006
NMC 932621	QT 115	388197	14N	24E	26	5/26/2006
NMC 932622	QT 116	388198	14N	24E	26	5/26/2006
NMC 932623	QT 117	388199	14N	24E	26	5/26/2006
NMC 932639	QT 133	388215	14N	25E	30	5/25/2006
NMC 932641	QT 135	388217	14N	25E	29, 30	5/25/2006
NMC 932642	QT 136	388218	14N	25E	29, 30	5/25/2006
NMC 932643	QT 137	388219	14N	25E	29	5/25/2006
NMC 932644	QT 138	388220	14N	25E	29	5/25/2006
NMC 932645	QT 139	388221	14N	25E	29	5/25/2006
NMC 932646	QT 140	388222	14N	25E	29	5/25/2006
NMC 932647	QT 141	388223	14N	24E	26, 27	5/26/2006
NMC 932648	QT 142	388224	14N	24E	26, 27	5/26/2006
NMC 932649	QT 143	388225	14N	24E	26	5/26/2006
NMC 932650	QT 144	388226	14N	24E	26, 35	5/26/2006
NMC 932651	QT 145	388227	14N	24E	26	5/26/2006
NMC 932652	QT 146	388228	14N	24E	26, 35	5/26/2006
NMC 932658	QT 152	388234	14N	24E	25, 36	5/25/2006

NMC 932660	QT 154	388236	14N	24E	25, 36	5/25/2006
NMC 932662	QT 156	388238	14N	24E	25, 36	5/25/2006
NMC 932664	QT 158	388240	14N	24E	25, 36	5/25/2006
NMC 932666	QT 160	388242	14N	24E	25, 36	5/25/2006
			14N	25E	30, 31
NMC 932667	QT 161	388243	14N	25E	30	5/25/2006
NMC 932668	QT 162	388244	14N	25E	30, 31	5/25/2006
NMC 932669	QT 163	388245	14N	25E	30	5/25/2006
NMC 932670	QT 164	388246	14N	25E	30, 31	5/25/2006
NMC 932671	QT 165	388247	14N	25E	30	5/25/2006
NMC 932672	QT 166	388248	14N	25E	30, 31	5/25/2006
NMC 932673	QT 167	388249	14N	25E	30	5/25/2006
NMC 932674	QT 168	388250	14N	25E	30, 31	5/25/2006
NMC 932676	QT 170	388252	14N	25E	30, 31	5/25/2006
NMC 932677	QT 171	388253	14N	25E	30	5/25/2006
NMC 932678	QT 173	388254	14N	25E	29, 30	5/25/2006
NMC 932679	QT 174	388255	14N	25E	29, 30	5/25/2006
NMC 932680	QT 175	388256	14N	25E	29	5/25/2006
NMC 932681	QT 176	388257	14N	25E	29	5/25/2006
NMC 932682	QT 177	388258	14N	24E	34, 35	5/25/2006
NMC 932683	QT 178	388259	14N	24E	35	5/25/2006
NMC 932684	QT 179	388260	14N	24E	35	5/25/2006
NMC 932685	QT 180	388261	14N	24E	35	5/25/2006
NMC 932686	QT 181	388262	14N	24E	35	5/25/2006
NMC 932687	QT 182	388263	14N	24E	35	5/25/2006
NMC 932688	QT 183	388264	14N	24E	35	5/25/2006
NMC 932689	QT 184	388265	14N	24E	35	5/25/2006
NMC 932690	QT 185	388266	14N	24E	35	5/25/2006
NMC 932691	QT 186	388267	14N	24E	35	5/25/2006
NMC 932692	QT 187	388268	14N	24E	35	5/25/2006
NMC 932693	QT 188	388269	14N	24E	35	5/25/2006
NMC 932694	QT 189	388270	14N	24E	35	5/25/2006
NMC 932695	QT 190	388271	14N	24E	35	5/25/2006
NMC 932696	QT 191	388272	14N	24E	35	5/25/2006
NMC 932697	QT 192	388273	14N	24E	35	5/25/2006
NMC 932698	QT 193	388274	14N	24E	35	5/25/2006
NMC 932699	QT 194	388275	14N	24E	35	5/25/2006
NMC 932700	QT 195	388276	14N	24E	35	5/25/2006
NMC 932701	QT 196	388277	14N	24E	35, 36	5/25/2006
NMC 932702	QT 197	388278	14N	24E	36	5/25/2006
NMC 932703	QT 198	388279	14N	24E	36	5/25/2006
NMC 932704	QT 199	388280	14N	24E	36	5/25/2006
NMC 932705	QT 200	388281	14N	24E	36	5/25/2006

NMC 932706	QT 201	388282	14N	24E	36	5/25/2006
NMC 932707	QT 202	388283	14N	24E	36	5/25/2006
NMC 932708	QT 203	388284	14N	24E	36	5/25/2006
NMC 932709	QT 204	388285	14N	24E	36	5/25/2006
NMC 932710	QT 205	388286	14N	24E	36	5/25/2006
NMC 932711	QT 206	388287	14N	24E	36	5/25/2006
NMC 932712	QT 207	388288	14N	24E	36	5/25/2006
NMC 932713	QT 208	388289	14N	24E	36	5/25/2006
NMC 932714	QT 209	388290	14N	24E	36	5/25/2006
NMC 932715	QT 210	388291	14N	24E	36	5/25/2006
NMC 932716	QT 211	388292	14N	24E	36	5/25/2006
			14N	25E	31
NMC 932717	QT 212	388293	14N	24E	36	5/25/2006
			14N	25E	31
NMC 932718	QT 213	388294	14N	25E	31	5/25/2006
NMC 932719	QT 214	388295	14N	25E	31	5/25/2006
NMC 932720	QT 215	388296	14N	25E	31	5/25/2006
NMC 932721	QT 216	388297	14N	25E	31	5/25/2006
NMC 932722	QT 217	388298	14N	25E	31	5/25/2006
NMC 932723	QT 218	388299	14N	25E	31	5/25/2006
NMC 932724	QT 219	388300	14N	25E	31	5/25/2006
NMC 932725	QT 220	388301	14N	25E	31	5/25/2006
NMC 932726	QT 221	388302	14N	25E	31	5/25/2006
NMC 932727	QT 222	388303	14N	25E	31	5/25/2006
NMC 932728	QT 223	388304	14N	25E	31	5/25/2006
NMC 932729	QT 224	388305	14N	25E	31	5/25/2006
NMC 983708	QT 251	423181	14N	24E	27	1/30/2008
			14N	24E	34
NMC 983709	QT 252	423182	14N	24E	27	1/30/2008
			14N	24E	34
NMC 983710	QT 253	423183	14N	24E	34	1/30/2008
NMC 983711	QT 254	423184	14N	24E	34	1/30/2008
NMC 983712	QT 255	423185	14N	24E	34	1/30/2008
NMC 983713	QT 256	423186	14N	24E	34	1/30/2008
NMC 983714	QT 257	423187	13N	24E	3	1/30/2008
			14N	24E	34
NMC 983715	QT 258	423188	13N	24E	3	1/30/2008
NMC 983716	QT 259	423189	13N	24E	3	1/30/2008
			14N	24E	34
NMC 983717	QT 260	423190	13N	24E	3	1/30/2008
NMC 983718	QT 261	423191	13N	24E	2, 3	1/30/2008
			14N	24E	34, 35
NMC 983719	QT 262	423192	13N	24E	2, 3	1/30/2008

NMC 983720	QT 263	423193	13N	24E	2	1/30/2008
			14N	24E	35
NMC 983721	QT 264	423194	13N	24E	2	1/30/2008
NMC 983722	QT 265	423195	13N	24E	2	1/30/2008
			14N	24E	35
NMC 983723	QT 266	423196	13N	24E	2	1/30/2008
NMC 983724	QT 267	423197	13N	24E	2	1/30/2008
			14N	24E	35
NMC 983725	QT 268	423198	13N	24E	2	1/30/2008
NMC 983726	QT 269	423199	13N	24E	2	1/30/2008
			14N	24E	35
NMC 983727	QT 270	423200	13N	24E	2	1/30/2008
NMC 983728	QT 271	423201	13N	24E	2	1/30/2008
			14N	24E	35
NMC 983729	QT 272	423202	13N	24E	2	1/30/2008
NMC 983730	QT 273	423203	13N	24E	2	1/30/2008
			14N	24E	35
NMC 983731	QT 274	423204	13N	24E	2	1/30/2008
NMC 983732	QT 275	423205	13N	24E	2	1/30/2008
			14N	24E	35
NMC 983733	QT 276	423206	13N	24E	2	1/30/2008
NMC1004075	AT 1	438843	14N	24E	9, 10, 15, 16	12/19/2008
NMC1004076	AT 2	438844	14N	24E	15, 16	12/19/2008
NMC1004077	AT 3	438845	14N	24E	10, 15	12/19/2008
NMC1004078	AT 4	438846	14N	24E	15	12/19/2008
NMC1004079	AT 5	438847	14N	24E	10, 15	12/19/2008
NMC1004080	AT 6	438848	14N	24E	15	12/19/2008
NMC1004081	AT 7	438849	14N	24E	10, 15	12/19/2008
NMC1004082	AT 8	438850	14N	24E	15	12/19/2008
NMC1004083	AT 9	438851	14N	24E	10, 15	12/19/2008
NMC1004084	AT 10	438852	14N	24E	15	12/19/2008
NMC1004085	AT 11	438853	14N	24E	10, 15	12/19/2008
NMC1004086	AT 12	438854	14N	24E	15	12/19/2008
NMC1004087	AT 13	438855	14N	24E	10, 15	12/19/2008
NMC1004088	AT 14	438856	14N	24E	15	12/19/2008
NMC1004089	AT 15	438857	14N	24E	10, 15	12/19/2008
NMC1004090	AT 16	438858	14N	24E	15	12/19/2008
NMC1004091	AT 17	438859	14N	24E	10, 14, 15	12/18/2008
NMC1004092	AT 18	438860	14N	24E	14, 15	12/18/2008
NMC1004093	AT 19	438861	14N	24E	10, 11, 14	12/18/2008
NMC1004094	AT 20	438862	14N	24E	14	12/18/2008
NMC1004095	AT 21	438863	14N	24E	11, 14	12/18/2008
NMC1004096	AT 22	438864	14N	24E	14	12/18/2008

NMC1004097	AT 23	438865	14N	24E	11, 14	12/18/2008
NMC1004098	AT 24	438866	14N	24E	14	12/18/2008
NMC1004099	AT 25	438867	14N	24E	11, 14	12/19/2008
NMC1004100	AT 26	438868	14N	24E	14	12/19/2008
NMC1004101	AT 27	438869	14N	24E	11, 14	12/19/2008
NMC1004102	AT 28	438870	14N	24E	14	12/19/2008
NMC1004103	AT 29	438871	14N	24E	11, 14	12/19/2008
NMC1004104	AT 30	438872	14N	24E	14	12/19/2008
NMC1004105	AT 31	438873	14N	24E	11, 14	12/19/2008
NMC1004106	AT 32	438874	14N	24E	14	12/19/2008
NMC1004107	AT 33	438875	14N	24E	11, 14	12/19/2008
NMC1004108	AT 34	438876	14N	24E	14	12/19/2008
NMC1004109	AT 35	438877	14N	24E	40131	12/19/2008
NMC1004110	AT 36	438878	14N	24E	13, 14	12/19/2008
NMC1004111	AT 37	438879	14N	24E	12, 13	12/19/2008
NMC1004112	AT 38	438880	14N	24E	13	12/19/2008
NMC1004113	AT 39	438881	14N	24E	12, 13	12/19/2008
NMC1004114	AT 40	438882	14N	24E	13	12/19/2008
NMC1004115	AT 41	438883	14N	24E	12, 13	12/19/2008
NMC1004116	AT 42	438884	14N	24E	13	12/19/2008
NMC1004117	AT 43	438885	14N	24E	12, 13	12/19/2008
NMC1004118	AT 44	438886	14N	24E	13	12/19/2008
NMC1004119	AT 45	438887	14N	24E	15, 16	12/18/2008
NMC1004120	AT 46	438888	14N	24E	15, 16, 22	12/18/2008
NMC1004121	AT 47	438889	14N	24E	15	12/18/2008
NMC1004122	AT 48	438890	14N	24E	15, 22	12/18/2008
NMC1004123	AT 49	438891	14N	24E	15	12/18/2008
NMC1004124	AT 50	438892	14N	24E	15, 22	12/18/2008
NMC1004125	AT 51	438893	14N	24E	15	12/18/2008
NMC1004126	AT 52	438894	14N	24E	15, 22	12/18/2008
NMC1004127	AT 53	438895	14N	24E	15	12/18/2008
NMC1004128	AT 54	438896	14N	24E	15, 22	12/18/2008
NMC1004129	AT 55	438897	14N	24E	15	12/18/2008
NMC1004130	AT 56	438898	14N	24E	15, 22	12/18/2008
NMC1004131	AT 57	438899	14N	24E	15	12/18/2008
NMC1004132	AT 58	438900	14N	24E	15	12/18/2008
NMC1004133	AT 59	438901	14N	24E	15	12/18/2008
NMC1004134	AT 60	438902	14N	24E	15	12/18/2008
NMC1004135	AT 61	438903	14N	24E	14, 15	12/18/2008
NMC1004136	AT 62	438904	14N	24E	14, 15	12/18/2008
NMC1004137	AT 63	438905	14N	24E	14	12/18/2008
NMC1004138	AT 64	438906	14N	24E	14	12/18/2008
NMC1004139	AT 65	438907	14N	24E	14	12/18/2008

NMC1004140	AT 66	438908	14N	24E	14	12/18/2008
NMC1004141	AT 67	438909	14N	24E	14	12/18/2008
NMC1004142	AT 68	438910	14N	24E	14	12/18/2008
NMC1004143	AT 69	438911	14N	24E	14	12/18/2008
NMC1004144	AT 70	438912	14N	24E	14	12/18/2008
NMC1004145	AT 71	438913	14N	24E	14	12/18/2008
NMC1004146	AT 72	438914	14N	24E	14	12/18/2008
NMC1004147	AT 73	438915	14N	24E	14	12/18/2008
NMC1004148	AT 74	438916	14N	24E	14	12/18/2008
NMC1004149	AT 75	438917	14N	24E	14	12/18/2008
NMC1004150	AT 76	438918	14N	24E	14	12/18/2008
NMC1004151	AT 77	438919	14N	24E	14	12/18/2008
NMC1004152	AT 78	438920	14N	24E	14	12/18/2008
NMC1004153	AT 79	438921	14N	24E	13, 14	12/18/2008
NMC1004154	AT 80	438922	14N	24E	13, 14	12/18/2008
NMC1004155	AT 81	438923	14N	24E	13	12/19/2008
NMC1004156	AT 82	438924	14N	24E	13	12/19/2008
NMC1004157	AT 83	438925	14N	24E	13	12/19/2008
NMC1004158	AT 84	438926	14N	24E	13	12/19/2008
NMC1004159	AT 85	438927	14N	24E	13	12/19/2008
NMC1004160	AT 86	438928	14N	24E	13	12/19/2008
NMC1004161	AT 87	438929	14N	24E	13	12/19/2008
NMC1004162	AT 88	438930	14N	24E	13	12/19/2008
NMC1004163	AT 89	438931	14N	24E	13	12/19/2008
NMC1004164	AT 90	438932	14N	24E	13	12/19/2008
NMC1004165	AT 91	438933	14N	24E	13	12/19/2008
NMC1004166	AT 92	438934	14N	24E	13	12/19/2008
NMC1004167	AT 93	438935	14N	24E	13	12/19/2008
NMC1004168	AT 94	438936	14N	24E	13	12/19/2008
NMC1004169	AT 95	438937	14N	24E	13	12/18/2008
NMC1004170	AT 96	438938	14N	24E	13	12/18/2008
NMC1004171	AT 97	438939	14N	24E	13	12/18/2008
NMC1004172	AT 98	438940	14N	24E	13	12/18/2008
NMC1004173	AT 99	438941	14N	24E	22	12/18/2008
NMC1004174	AT 100	438942	14N	24E	22	12/18/2008
NMC1004175	AT 101	438943	14N	24E	22	12/18/2008
NMC1004176	AT 102	438944	14N	24E	22	12/18/2008
NMC1004177	AT 103	438945	14N	24E	22	12/18/2008
NMC1004178	AT 104	438946	14N	24E	22	12/18/2008
NMC1004179	AT 105	438947	14N	24E	22	12/18/2008
NMC1004180	AT 106	438948	14N	24E	22	12/18/2008
NMC1004181	AT 107	438949	14N	24E	15, 22	12/18/2008
NMC1004182	AT 108	438950	14N	24E	22	12/18/2008

NMC1004183	AT 109	438951	14N	24E	15, 22	12/18/2008
NMC1004184	AT 110	438952	14N	24E	22	12/18/2008
NMC1004185	AT 111	438953	14N	24E	15, 22	12/18/2008
NMC1004186	AT 112	438954	14N	24E	22	12/18/2008
NMC1004187	AT 113	438955	14N	24E	15, 22	12/18/2008
NMC1004188	AT 114	438956	14N	24E	22	12/18/2008

APPENDIX B
EXPLORATION HISTORY OF THE MACARTHUR
OXIDE COPPER PROPERTY
BY THE ANACONDA COMPANY, 1972

Exploration History of the MacArthur Oxide Copper Property by The Anaconda Company, 1972

My name is David Heatwole; from 1971 to 1974 I was a Project Geologist for The Anaconda Company (Anaconda), stationed in Weed Heights, Nevada. My primary responsibility during this time period was the exploration of the MacArthur Oxide copper property. I personally:

1.	did the original geologic mapping of the property
2.	designed and supervised the execution of the trenching program
3.	mapped the trenches and supervised the sampling
4.	designed drill programs and supervised site locations
5.	supervised the drill program and logged cuttings
6.	posted geologic and assay data to maps and sections
7.	calculated first reserve estimates
8.	collected samples for metallurgical testing

The following report documents my recollections of the implementation of exploration work done by Anaconda on the MacArthur property. I have supplemented my memory by the written reports referenced on the last page.

SURVEYING

Initial geologic work was done on enlarged USGS 15 minute topographic maps. To lay out the trenching program surveyors from the Yerington Mine established primary triangulation stations on the project. The stations were placed by triangulation with a transit from established USGS survey points and previous stations located by the mine. The triangulation stations allowed work at MacArthur to use the Yerington Mine Grid, a rectangular coordinate system based at the Yerington pit.

Yerington Mine surveyors established elevation control on the property by transit using vertical angles from known elevation points.

The MacArthur trenches were laid out on a N30E direction perpendicular to the geologic grain established in early mapping. The end lines of the trenches were located by transit and stadia rod. To guide the bulldozer, stakes were placed along surface trace of the trenches using tape and compass.

Before the drilling began, the mine surveyors triangulated additional control points on the property. Drill sites were located by transit/stadia, and compass and tape from the triangulation stations.

In 2007, I was able to locate a number of Anaconda drillholes in areas that had not been disturbed by Arimetco’s mining operations.

TRENCHING

A trenching program designed to systematically assay outcropping copper oxide mineralization was accomplished in the latter half of 1971. The trenches were laid out on 200 foot intervals using the survey methods outlined above. 10,500 feet of trenches were dug to a depth averaging 5 feet. About 850 of these trenches were deepened to a depth of 15’ to demonstrate the affect of surface “super-leach” on oxide copper grades.

The trenches were mapped geologically at scales of 1”= 20;1’ = 50 and 1’=100 ; the scale depending upon geologic complexity. Survey control for the geologic mapping was tape and compass tied to triangulation and stadia points.

After geologic mapping, trenches were sampled on 10 intervals. Survey control for the sampling was the same as those previously established by the geologic mapping. Sample locations were recorded in numbered sample tag books giving each sample a unique sample number.

The samples collected are best described as “irregular rock chip”. Anaconda field personnel using geology picks, supplemented by single jack and moil, chipped horizontal samples at chest height. Considerable care was taken to assure that all fine material was collected in the samples. A brief description of sample procedure:

1.	the sample face was cleaned using a dry brush
2.	a canvas tarp was placed at the foot of the trench wall
3.	the sample was cut taking care that all material fell on the tarp
4.	the sample was transferred from the tarp to a new canvas sample bag
5.	the unique sample tag was placed in bag and the bag was sealed using attached cloth ties
6.	the samples were delivered at the end of each day to the Yerington Mine assay lab.

Assay results were usually available within 24 hours. Assay results were averaged by myself and posted by hand to a 1”= 100 plan map. At a later date the trench assays were digitized and became part of what is now known as the Metech MacArthur database.

DRILLING

In 1972 over 225 holes (33,000 feet vertical and 13,000 feet angle) were drilled on the prospect using open hole percussion and rotary methods. 82 percent of the drilling was done using a modified Gardner-Denver PR123J “Air-trac” percussion rig. Additional drilling was done in 1973.

The Air-trac rig was fitted with a sampling system designed by Anaconda’s Mining Research department for drilling friable ore minerals. The sampling system consisted of modified drill collar that allowed fine material to be routed to an industrial dust collector. Although the Air-trac drilling was done dry, nothing was discharged to the atmosphere; 100 percent of the material exiting the hole was collected.

Samples were normally collected at 5 foot intervals. The coarse and fine fractions were combined on site and split using a Jones splitter. Samples were bagged and tagged on site by the drill crew. An Anaconda field person picked up the samples daily and transferred them to the Yerington Mine assay lab. A mining engineer from Anaconda’s Mining Research department was on site to supervise the Air-trac drilling for most of the program. Sample recovery was estimated by weighing samples on site and comparing the sample weight to a calculated theoretical weight based on the volume drilled.

Boyles Brothers Drilling company completed the remainder of the drilling (18 percent) using a standard dry rotary drill rig. Boyles also designed a special sample collector to capture fine discharge from the hole. The Boyles system was not as efficient as Anaconda’s, but was successful in collecting much of the fine material. Boyles’s samples were split, tagged and bagged on site and picked up daily by Anaconda personnel.

A small number of samples from this drilling were sent to Chemical and Mineralogical services (CMS) in Salt Lake City.

ASSAYING

The majority of samples from the MacArthur project were assayed in the Yerington Mine assay lab. The Yerington Mine lab specialized in copper assays providing assay services to the mine and mill. The Yerington Mine used the “short iodide method” for copper assays. Anaconda’s geology department routinely checked the Yerington Mine’s assays by submitting duplicate samples to CMS.

Anaconda’s geological research laboratory in Tucson, Arizona did check assays using atomic absorption spectrophotometry on both the Yerington Mine and CMS. (See attached report by Vincent, 1972)

Respectfully submitted,

David Heatwole

Yerington District Exploration Manager

Quaterra Alaska Inc

October 2008

REFERENCES

Heatwole, David, 1972. Progress Report and Drilling Proposal MacArthur Claims, Lyon County Nevada, January 1972, Anaconda Company unpublished report.

Heatwole, David, 1972, Progress Report Yerington Oxide Project-MacArthur Area, Lyon County Nevada: December 1972, Anaconda Company unpublished report.

Vincent, Harold, 1972, Assay Checks for Drill Hole Samples from MacArthur Prospect, October, 1972, unpublished Anaconda inter-office memo.

APPENDIX C
DRILLHOLE LISTING
MACARTHUR COPPER PROJECT
BY QUATERRA ALASKA INC., 2007-20010

QUATERRA RESOURCES INC.
MacArthur Copper Project
Drill Hole intercepts - through Dec 31, 2010
Complete Intercept Table

		Angle	Total	From	To	Thickness	Total Cu
		Brg /
	Drill Hole	Dip	Depth	feet	feet	feet	%

*	QMT-1 including	0º/-90º	300.0	0.0 50.0 170.0	145.0 120.0 210.0	145.0 70.0 40.0	0.22 0.31 0.15

	QMT-1aR including	0º/-90º	300.0	0.0 40.0 180.0	165.0 85.0 200.0	165.0 45.0 20.0	0.26 0.53 0.19

	QMT-1bR including including	0º/-90º	300.0	0.0 20.0 185.0 300.0 300.0	135.0 125.0 210.0 350.0 335.0	135.0 105.0 25.0 50.0 35.0	0.33 0.38 0.19 0.47 0.55

*	QMT-2 including	210º/- 55º	300.0	0.0 40.0	245.0 170.0	245.0 130.0	0.29 0.38

	QMT-2aR including	210º/- 55º	170.0	0.0 75.0 95.0	55.0 165.0 165.0	55.0 90.0 70.0	0.20 0.26 0.29

*	QMT-3	0º/-90º	352.5	0.0 220.0	120.0 275.0	120.0 55.0	0.24 0.19

	QMT-3aR	0º/-90º	400.0	0.0 140.0	120.0 150.0	120.0 10.0	0.17 0.13

*	QMT-4	0º/-90º	422.3	37.7 110.5 186.7 274.0	84.0 174.0 228.7 304.3	46.3 63.5 42.0 30.3	0.50 0.17 0.22 0.31

*	QMT-5	195º/- 57º	352.0	36.8 182.0 245.0	112.0 206.0 275.0	75.2 24.0 30.0	0.15 0.21 0.15

	QMT-5aR	210º/- 55º	400.0	0.0 230.0 285.0 370.0	135.0 255.0 320.0 400.0	135.0 25.0 35.0 30.0	0.20 0.10 0.11 0.21

*	QMT-6 including	0º/-90º	394.7	33.0 173.0 257.0 268.0	128.0 188.0 322.0 322.0	95.0 15.0 65.0 54.0	0.25 0.18 0.28 0.31

*	QMT-7 including	0º/-90º	424.0	0.0 48.4 74.2 77.3 129.6 184.0 254.0 334.0	24.0 70.3 116.0 93.2 154.0 224.0 284.0 356.5	24.0 21.9 41.8 15.9 24.4 40.0 30.0 22.5	0.28 0.29 0.92 1.77 0.18 0.14 0.20 0.30

*	QMT-8	0º/-90º	353.0	10.0 49.0 142.2 258.3	29.0 84.0 229.0 316.0	19.0 35.0 86.8 57.7	0.19 0.19 0.20 0.15

	QMT-8aR including	0º/-90º	400.0	0.0 40.0 150.0 185.0 305.0	20.0 85.0 170.0 360.0 355.0	20.0 45.0 20.0 175.0 50.0	0.51 0.22 0.52 0.24 0.43

*	QMT-9	0º/-90º	244.0	9.0 116.3 193.0	81.0 173.0 244.0	72.0 56.7 51.0	0.34 0.16 0.14

*	QMT-10 including including	0º/-90º	480.0	84.0 129.0 136.0 274.0 349.0 389.0	109.0 334.0 214.0 330.2 372.0 399.0	25.0 205.0 78.0 56.2 23.0 10.0	0.22 0.42 0.78 0.27 0.30 0.27

	QMT- 10aR including	30º/-55º	350.0	80.0 140.0 300.0	180.0 165.0 350.0	100.0 25.0 50.0	0.27 0.44 0.13

	QMT- 10bR including	0º/-90º	350.0	80.0 85.0 185.0	145.0 135.0 350.0	65.0 50.0 165.0	0.78 0.91 0.38

	including including			190.0 295.0	230.0 335.0	40.0 40.0	0.63 0.55

*	QMT-11 including	0º/-90º	284.0	0.0 147.0 214.0 229.0	120.0 180.0 284.0 284.0	120.0 33.0 70.0 55.0	0.18 0.14 0.24 0.27

	QMT- 11aR including	0º/-90º	300.0	15.0 65.0 160.0 240.0	135.0 105.0 220.0 300.0	120.0 40.0 60.0 60.0	0.19 0.25 0.16 0.21

*	QMT-12	0º/-90º	326.0	0.0 55.0 229.0	10.0 189.0 317.0	10.0 134.0 88.0	0.16 0.21 0.20

	QMT- 12aR	0º/-90º	110.0	25.0 60.0	40.0 110.0	15.0 50.0	0.12 0.18

*	QMT-13	0º/-90º	309.2	0.0 180.0 228.4 277.4	164.0 216.0 241.3 290.5	164.0 36.0 12.9 13.1	0.21 0.25 0.26 0.24

	QMT- 13aR including	0º/-90º	300.0	0.0 30.0 270.0	240.0 185.0 300.0	240.0 155.0 30.0	0.27 0.30 0.20

*	QMT-14 including including	210º/- 55º	360.0	5.0 36.2 203.0 218.0 303.0	123.0 80.5 263.0 258.0 338.0	118.0 44.3 60.0 40.0 35.0	0.31 0.55 0.26 0.29 0.29

	QMT14aR including including	0º/-90º	350.0	0.0 0.0 215.0 250.0 250.0 340.0	190.0 120.0 235.0 325.0 290.0 350.0	190.0 120.0 20.0 75.0 40.0 10.0	0.26 0.33 0.13 0.23 0.33 0.54

	QMT- 14bR including	210º/- 55º	350.0	0.0 30.0 155.0 200.0	115.0 115.0 175.0 260.0	115.0 85.0 20.0 60.0	0.40 0.48 0.19 0.16

				290.0	350.0	60.0	0.17

*	QMT-15 including	0º/-90º	350.0	12.5 72.0 183.3	118.0 108.0 288.0	105.5 36.0 104.7	0.36 0.40 0.19

	QMT- 15aR including	0º/-90º	350.0	15.0 230.0 280.0	115.0 350.0 310.0	100.0 120.0 30.0	0.21 0.19 0.31

*	QMT-16 including	0º/-90º	455.0	36.5 214.0 277.9 359.0 372.6	199.0 254.0 339.0 455.0 394.0	162.5 40.0 61.1 96.0 21.4	0.18 0.18 0.14 0.24 0.46

	QMT- 16aR including	0º/-90º	450.0	55.0 230.0 285.0 355.0 370.0	190.0 265.0 305.0 450.0 405.0	135.0 35.0 20.0 95.0 35.0	0.16 0.16 0.14 0.23 0.35

*	QMT-17	0º/-90º	350.0	54.0 87.3 236.0	67.3 208.9 246.0	13.3 121.6 10.0	0.13 0.16 0.14

	QMT- 17aR including	0º/-90º	350.0	50.0 85.0 170.0	140.0 120.0 180.0	90.0 35.0 10.0	0.24 0.32 0.12

	QMT- 17bR	0º/-90º	350.0	60.0 115.0 240.0 390.0	80.0 180.0 250.0 400.0	20.0 65.0 10.0 10.0	0.19 0.20 0.13 0.13

*	QMT-18	0º/-90º	400.0	64.0 112.0	84.0 189.0	20.0 77.0	0.25 0.20

	QMT- 18aR	0º/-90º	350.0	80.0 105.0 190.0 215.0 310.0	90.0 160.0 200.0 240.0 325.0	10.0 55.0 10.0 25.0 15.0	0.16 0.15 0.15 0.13 0.13

	QMT- 18bR	0º/-90º	350.0	115.0	175.0	60.0	0.18

*	QMT-19 including	0º/-90º	200.0	0.0 16.0	44.0 44.0	44.0 28.0	0.51 0.73

*	QME-1 including	0º/-90º	324.0	174.0 184.0	250.0 234.0	76.0 50.0	0.37 0.48

*	QME-2 including	0º/-90º	300.5	159.0 258.0 263.0	179.0 300.5 288.0	20.0 42.5 25.0	0.29 0.27 0.40

*	QME-3 including	0º/-90º	303.0	63.0 72.5 181.2	166.5 93.0 303.0	103.5 20.5 121.8	0.16 0.28 0.13

*	QME-4	0º/-90º	115.0	0.0	22.4	22.4	0.13

	QME-4aR	0º/-90º	230.0	0.0 35.0 70.0 215.0	20.0 45.0 115.0 230.0	20.0 10.0 45.0 15.0	0.13 0.17 0.14 0.15

*	QME-5	210º/- 50º	72.5	0.0	40.0	40.0	0.18

	QME-5aR	210º/- 50º	80.0	0.0	80.0	80.0	0.23

	QME-6R	0º/-90º	200.0	40.0	50.0	10.0	0.11

	QME-8R	0º/-90º	340.0	0.0 25.0 70.0 120.0 195.0	10.0 35.0 100.0 140.0 265.0	10.0 10.0 30.0 20.0 70.0	0.13 0.13 0.18 0.20 0.17

	QME-9R	0º/-90º	200.0	80.0 130.0	105.0 140.0	25.0 10.0	0.22 0.13

	QME-10R	0º/-90º	400.0	0.0 105.0	20.0 120.0	20.0 15.0	0.44 0.34

	QME-75R	0º/-90º	350.0	195.0	235.0	40.0	0.09

	QME-76R	0º/-90º	350.0	300.0	310.0	10.0	0.17

	QME-77R	0º/-90º	350.0		No assays above cut- off

	QME-78R	0º/-90º	350.0	275.0 315.0	285.0 330.0	10.0 15.0	0.15 0.14

QME-79R	0º/-90º	350.0	210.0 285.0	250.0 350.0	40.0 65.0	0.31 0.23

QME-80R including	0º/-90º	350.0	85.0 185.0 190.0	100.0 245.0 205.0	15.0 60.0 15.0	0.57 0.34 0.79

QME-81R	0º/-90º	350.0		No assays above cut- off

QMC-1aR including	0º/-90º	340.0	85.0 160.0 245.0	190.0 190.0 300.0	105.0 30.0 55. 0	0.16 0.27 0.49

QMC-1bR including	270º/- 45º	450.0	90.0 185.0 270.0 300.0	110.0 255.0 450.0 395.0	20.0 70.0 180.0 95.0	0.12 0.13 0.91 1.56

QMC-4aR	0º/-90º	300.0	40.0	60.0	20.0	0.30

QMC-4bR including including	270º/- 45º	400.0	40.0 160.0 180.0 305.0 315.0	125.0 275.0 195.0 400.0 375.0	85.0 115.0 15.0 95.0 60.0	0.28 0.24 0.72 0.57 0.71

QMC-21R	0º/-90º	400.0	165.0 340.0 390.0	205.0 355.0 400.0	40.0 15.0 10.0	0.26 0.20 0.13

QMC-22R	0º/-90º	400.0	0.0 100.0 345. 0	40.0 110.0 355.0	40.0 10.0 10.0	0.44 0.23 0.35

QMC-23R including	0º/-90º	400.0	280.0 340.0 340.0	290.0 365.0 355.0	10.0 25.0 15.0	0.20 1.25 1.97

QMC-24R	0º/-90º	400.0	0.0 40.0 120.0	15.0 105.0 220.0	15.0 65.0 100.0	0.12 0.17 0.22

QMC-25R including	0º/-90º	350.0	70.0 100.0 135.0 305.0	80.0 155.0 155.0 330.0	10.0 55.0 20.0 25.0	0.10 0.29 0.51 0.12

QMC-26R	0º/-90º	390.0	10.0	40.0	30.0	0.20

	including			65.0 115.0 140.0 200.0 240.0	95.0 160.0 160.0 220.0 265.0	30.0 45.0 20.0 20.0 25.0	0.29 0.34 0.63 0.14 0.11

	QMC- 26aR including	180º/- 45º	400.0	30.0 75.0 120.0 175.0 185.0	45.0 95.0 155.0 205.0 195.0	15.0 20.0 35.0 30.0 10.0	0.21 0.24 0.22 0.25 0.48

	QMC-27R including	0º/-90º	380.0	30.0 80.0 195.0 205.0	65.0 170.0 310.0 225.0	35.0 90.0 115.0 20.0	0.18 0.13 0.30 0.71

*	QMCC-1	0º/-90º	404.0	119.0 179.0 224.0 289.0	149.0 204.0 264.0 303.6	30.0 25.0 40.0 14.6	0.20 0.14 0.54 0.36

*	QMCC-2	0º/-90º	454.0	34.0 127.0	115.3 222.7	81.3 95.7	0.21 0.24

				320.0 351.2	339.0 416.8	19.0 65.6	0.17 0.18

*	QMCC-3 including	0º/-90º	400.0	107.0 286.0 399.1	334.0 334.0 416.8	227.0 48.0 17.7	0.22 0.41 0.21

*	QMCC-4 including	0º/-90º	304.0	42.1 72.0	87.0 87.0	44.9 15.0	0.23 0.39

*	QMCC-5	0º/-90º	318.5	154.0	217.6	63.6	0.17

*	QMCC-6	0º/-90º	359.0	88.3	98.3	10.0	0.15

*	QMCC-7	0º/-90º	410.0	5.0 89.0 239.0	23.0 134.0 275.1	18.0 45.0 36.1	0.15 0.19 0.42

*	QMCC-8	0º/-90º	356.0	304.0	314.0	10.0	0.14

*	QMCC-9	0º/-90º	350.0	142.4 254.0	152.5 264.0	10.1 10.0	0.12 0.14

*	QMCC-10 including	0º/-90º	325.0	95.5 119.0	144.0 144.0	48.5 25.0	0.44 0.74

				159.0	199.0	40.0	0.20

*	QMCC-11 including	0º/-90º	350.0	94.0 145.0	194.0 158.7	100.0 13.7	0.16 0.25

*	QMCC-12	0º/-90º	474.0	149.0 281.7 422.4	251.8 333.0 454.5	102.8 51.3 32.1	0.19 0.14 0.16

*	QMCC-13 including	0º/-90º	434.0	0.0 39.8	114.0 69.0	114.0 29.2	0.24 0.49

*	QMCC-14	0º/-90º	330.0	162.2 241.5	172.3 251.7	10.1 10.2	0.10 0.15

*	QMCC-15	0º/-90º	375.0	182.8	286.7	103.9	0.16

*	QMCC-16 including	0º/-90º	325.0	5.0 96.9 143.0 295.0	78.2 219.3 156.4 325.0	73.2 122.4 13.4 30.0	0.14 0.26 0.84 0.13

*	QMCC-17	0º/-90º	327.5	77.2 277.0	103.0 290.5	25.8 13.5	0.19 0.12

*	QMCC-18	0º/-90º	369.5	77.0 155.2 182.0	97.0 166.8 212.0	20.0 11.6 30.0	0.13 0.23 0.22

*	QMCC-19	0º/-90º	360.4	274.0	287.0	13.0	0.13

*	QMCC-20	0º/-90º	333.0	163.0	183.0	20.0	0.15

	QM-001 including	0º/-90º	400.0	20.0 50.0 150.0 310.0	65.0 65.0 160.0 345.0	45.0 15.0 10.0 35.0	0.39 0.91 0.16 0.43

	QM-002 including	0º/-90º	400.0	0.0 80.0 80.0 270.0	15.0 100.0 90.0 330.0	15.0 20.0 10.0 60.0	0.19 0.38 0.50 0.12

	QM-003 including	0º/-90º	400.0	0.0 40.0 75.0 220.0 260.0	15.0 175.0 140.0 235.0 290.0	15.0 135.0 65.0 15.0 30.0	0.22 0.38 0.52 0.21 0.24

	QM-004	0º/-90º	400.0	135.0	175.0	40.0	0.12

QM-005	0º/-90º	450.0	210.0 310.0	220.0 320.0	10.0 10.0	0.11 0.25

QM-006 including	0º/-90º	400.0	110.0 130.0	155.0 150.0	45.0 20.0	0.28 0.50

QM-007 including	0º/-90º	400.0	160.0 220.0 220.0	180.0 280.0 250.0	20.0 60.0 30.0	0.16 0.43 0.75

QM-008 including	0º/-90º	400.0	0.0 0.0 275.0	30.0 20.0 290.0	30.0 20.0 15.0	0.39 0.47 0.48

QM-009 including	0º/-90º	400.0	40.0 45.0 190.0	95.0 60.0 220.0	55.0 15.0 30.0	0.18 0.28 0.16

QM-010 including including	0º/-90º	870.0	25.0 190.0 370.0 470.0 480.0 575.0 575.0	60.0 250.0 385.0 530.0 495.0 625.0 595.0	35.0 60.0 15.0 60.0 15.0 50.0 20.0	0.17 0.30 0.42 0.73 2.46 0.40 0.79

QM-011	0º/-90º	355.0		No assays above cut- off

QM-012	0º/-90º	400.0	145.0 205.0	155.0 220.0	10.0 15.0	0.12 0.14

QM-013 including	0º/-90º	290.0	15.0 40.0	50.0 50.0	35.0 10.0	0.24 0.59

QM-014 including	0º/-90º	350.0	285.0 315.0	330.0 325.0	45.0 10.0	0.17 0.27

QM-015 including	0º/-90º	400.0	160.0 190.0 255.0	230.0 210.0 270.0	70.0 20.0 15.0	0.28 0.55 0.12

QM-016	0º/-90º	390.0	65.0 125.0 175.0	80.0 155.0 230.0	15.0 30.0 55.0	0.17 0.14 0.23

QM-017 including	0º/-90º	450.0	135.0 175.0 200.0	160.0 230.0 225.0	25.0 55.0 25.0	0.19 0.30 0.49

	QM-018	30º/-45º	510.0	85.0 140.0 275.0 355.0	95.0 200.0 310.0 420.0	10.0 60.0 35.0 65.0	0.17 0.15 0.18 0.32

	QM-019 including	210º/- 60º	450.0	155.0 180.0	270.0 260.0	115.0 80.0	0.24 0.27

	QM-020 including	0º/-45º	530.0	40.0 215.0 240.0 410.0	180.0 340.0 300.0 420.0	140.0 125.0 60.0 10.0	0.24 0.22 0.32 0.21

	QM-021 including	180º/- 60º	450.0	85.0 125.0 150.0 315.0	110.0 180.0 165.0 420.0	25.0 55.0 15.0 105.0	0.15 0.29 0.54 0.22

	QM-022 including	0º/-90º	440.0	130.0 135.0 295.0	150.0 150.0 305.0	20.0 15.0 10.0	0.58 0.72 0.15

	QM-023 including	210º/- 60º	400.0	100.0 135.0 290.0	160.0 155.0 300.0	60.0 20.0 10.0	0.26 0.45 0.14

	QM-024	210º/- 70º	350.0	50.0 115.0 215.0	60.0 125.0 265.0	10.0 10.0 50.0	0.13 0.13 0.45

	QM-025 including including	210º/- 70º	520.0	100.0 160.0 195.0 240.0	180.0 170.0 265.0 260.0	80.0 10.0 70.0 20.0	0.21 0.41 0.22 0.41

*	QM-026 including	0º/-90º	2,000.0	147.0 860.5 865.0 1,063.4	158.3 880.5 875.5 1,111.0	11.3 20.0 10.5 47.6	0.24 0.35 0.56 0.39

	QM-027	180º/- 45º	540.0	0.0 135.0 210.0 265.0 310.0 350.0	30.0 150.0 240.0 295.0 335.0 415.0	30.0 15.0 30.0 30.0 25.0 65.0	0.10 0.15 0.36 0.26 0.17 0.28

				430.0	540.0	110.0	0.17

	QM-028 including	0º/-60º	470.0	20.0 165.0 230.0 270.0 390.0 430.0	55.0 205.0 250.0 365.0 470.0 445.0	35.0 40.0 20.0 95.0 80.0 15.0	0.16 0.13 0.17 0.14 0.19 0.31

	QM-029	180º/- 45º	500.0	0.0 230.0 285.0 375.0	70.0 270.0 300.0 465.0	70.0 40.0 15.0 90.0	0.18 0.24 0.30 0.32

	QM-030 including	180º/- 45º	500.0	245.0 360.0 360.0	345.0 475.0 385.0	100.0 115.0 25.0	0.46 0.38 0.62

	QM-031 including	0º/-60º	430.0	65.0 225.0 240.0 290.0	105.0 275.0 250.0 300.0	40.0 50.0 10.0 10.0	0.16 0.20 0.42 0.30

	QM-032	0º/-60º	500.0	150.0 305.0 405.0	230.0 320.0 460.0	80.0 15.0 55.0	0.11 0.21 0.15

	QM-033 including including	270º/- 45º	490.0	130.0 175.0 280.0 405.0	155.0 415.0 320.0 415.0	25.0 240.0 40.0 10.0	0.20 0.33 0.51 1.53

	QM-034 including	90º/-45º	450.0	240.0 305.0	450.0 425.0	210.0 120.0	0.51 0.71

	QM-035 including	180º/- 60º	800.0	15.0 140.0 270.0 380.0 470.0	90.0 165.0 290.0 555.0 485.0	75.0 25.0 20.0 175.0 15.0	0.16 0.16 0.25 0.23 0.73

*	QM-036	0º/-90º	1,917.0	128.0 198.0 602.7	146.0 255.0 614.0	18.0 57.0 11.3	0.18 0.31 0.25

	QM-037	270º/- 60º	900.0	15.0	70.0	55.0	0.18

				175.0 480.0	195.0 525.0	20.0 45.0	0.29 0.23

	QM-038	0º/-90º	800.0	0.0 210.0 340.0	190.0 255.0 385.0	190.0 45.0 45.0	0.20 0.19 0.39

	QM-039 including	180º/- 45º	800.0	0.0 55.0 265.0 320.0 365.0	100.0 75.0 275.0 340.0 395.0	100.0 20.0 10.0 20.0 30.0	0.19 0.32 0.54 0.23 0.17

	QM-040 including including	270º/- 60º	415.0	0.0 70.0 190.0 315.0 345.0	140.0 100.0 260.0 415.0 360.0	140.0 30.0 70.0 100.0 15.0	0.19 0.27 0.23 0.18 0.38

*	QM-041 including	0º/-90º	1,894.0	153.0 233.5 271.0	182.2 284.5 284.5	29.2 51.0 13.5	0.31 0.51 1.00

	QM-042 including	0º/-45º	400.0	200.0 210.0 280.0 340.0	255.0 225.0 325.0 375.0	55.0 15.0 45.0 35.0	0.73 2.26 0.29 0.19

	QM-043 including	270º/- 45º	620.0	250.0 295.0 345.0 365.0 490.0	265.0 310.0 390.0 375.0 500.0	15.0 15.0 45.0 10.0 10.0	0.16 0.19 0.31 0.71 0.67

	QM-044 including	0º/-60º	965.0	0.0 155.0 160.0 225.0 280.0 435.0 595.0 820.0	60.0 200.0 190.0 255.0 320.0 460.0 610.0 840.0	60.0 45.0 30.0 30.0 40.0 25.0 15.0 20.0	0.22 0.88 1.20 0.41 0.44 0.30 0.55 0.30

	QM-045 including	150º/- 45º	800.0	0.0 175.0 270.0 295.0	50.0 250.0 330.0 310.0	50.0 75.0 60.0 15.0	0.13 0.14 0.19 0.30

	including			360.0 420.0 575.0 580.0 750.0	375.0 440.0 600.0 590.0 780.0	15.0 20.0 25.0 10.0 30.0	0.24 0.16 0.27 0.42 0.10

*	QM-046 including	15º/-50º	1,502.0	228.0 375.0 791.0 886.0 983.0 1,068.0 1,279.0 1,283.0 1,410.0 1,468.0	253.0 391.0 805.0 898.5 993.0 1,088.0 1,355.0 1,300.0 1,424.0 1,478.0	25.0 16.0 14.0 12.5 10.0 20.0 76.0 17.0 14.0 10.0	0.23 0.30 0.19 0.25 0.40 0.23 0.74 2.27 0.25 0.29

	QM-047	0º/-90º	1,030.0	165.0 245.0 325.0 365.0 610.0 635.0 720.0 770.0 960.0	220.0 290.0 335.0 375.0 620.0 680.0 750.0 785.0 990.0	55.0 45.0 10.0 10.0 10.0 45.0 30.0 15.0 30.0	0.26 0.33 0.33 0.28 0.29 0.32 0.11 0.22 0.12

	QM-048 including	270º/- 60º	1,000.0	70.0 130.0 170.0 235.0 525.0 650.0 660.0 720.0	90.0 155.0 185.0 275.0 540.0 685.0 680.0 750.0	20.0 25.0 15.0 40.0 15.0 35.0 20.0 30.0	0.23 0.13 0.17 0.11 0.35 1.32 2.17 0.30

*	QM-049	180º/- 60º	1,478.0	264.0 423.5 732.2 809.0	294.0 463.0 747.0 829.0	30.0 39.5 14.8 20.0	0.61 0.15 0.28 0.29

	QM-050 including QM-051	180º/- 60º 0º/-45º	800.0 400.0	40.0 50.0 115.0 305.0 280.0	75.0 60.0 145.0 335.0 290.0	35.0 10.0 30.0 30.0 10.0	0.21 0.43 0.27 0.13 0.13

QM-052 including including	180º/- 45º	420.0	130.0 135.0 185.0 220.0 235.0	170.0 150.0 200.0 280.0 255.0	40.0 15.0 15.0 60.0 20.0	0.28 0.47 0.26 0.18 0.26

QM-053	270º/- 45º	490.0	50.0 150.0	60.0 165.0	10.0 15.0	0.15 0.14

QM-054	270º/- 45º	480.0	190.0 250.0 295.0 360.0	205.0 260.0 345.0 375.0	15.0 10.0 50.0 15.0	0.25 0.29 0.59 0.27

QM-055 including including	0º/-45º	500.0	0.0 70.0 130.0 135.0 195.0	115.0 85.0 175.0 150.0 230.0	115.0 15.0 45.0 15.0 35.0	0.17 0.31 0.36 0.57 0.20

QM-056 including	270º/- 45º	550.0	40.0 155.0 200.0	110.0 225.0 215.0	70.0 70.0 15.0	0.34 0.16 0.34

QM-057	0º/-90º	400.0	15.0 80.0 285.0	40.0 175.0 300.0	25.0 95.0 15.0	0.21 0.30 0.42

QM-058	180º/- 45º	450.0	0.0 95.0 125.0 355.0	30.0 110.0 265.0 415.0	30.0 15.0 140.0 60.0	0.22 0.20 0.41 0.21

QM-059	0º/-45º	450.0	70.0 315.0	80.0 325.0	10.0 10.0	0.17 0.21

QM-060 including including	270º/- 45º	400.0	50.0 140.0 140.0 140.0	85.0 400.0 190.0 160.0	35.0 260.0 50.0 20.0	0.15 0.38 0.80 1.48

QM-061 including	0º/-90º	550.0	30.0 155.0 190.0 410.0	80.0 250.0 225.0 455.0	50.0 95.0 35.0 45.0	0.12 0.19 0.26 0.17

QM-062	180º/- 45º	500.0	0.0 45.0	10.0 60.0	10.0 15.0	0.19 0.12

QM-063	0º/-90º	500.0	0.0 85.0 215.0	30.0 105.0 240.0	30.0 20.0 25.0	0.13 0.16 0.17

QM-064 including	0º/-45º	650.0	0.0 340.0 430.0 430.0	35.0 370.0 500.0 460.0	35.0 30.0 70.0 30.0	0.14 0.22 0.26 0.44

QM-065	0º/-90º	520.0	295.0 375.0 485.0	310.0 400.0 505.0	15.0 25.0 20.0	0.31 0.51 0.17

QM-066 including	0º/-90º	570.0	170.0 395.0 440.0	190.0 545.0 450.0	20.0 150.0 10.0	0.15 0.26 1.20

QM-067 including	0º/-90º	500.0	0.0 110.0 175.0	20.0 230.0 225.0	20.0 120.0 50.0	0.12 0.25 0.42

QM-068 including	0º/-90º	600.0	470.0 485.0	585.0 580.0	115.0 95.0	1.15 1.36

QM-069	180º/- 60º	450.0	80.0 130.0	90.0 140.0	10.0 10.0	0.2 0.22

QM-070 including	0º/-90º	490.0	315.0 415.0 435.0	325.0 480.0 480.0	10.0 65.0 45.0	0.22 0.76 1.02

QM-071	0º/-90º	470.0	60.0 65.0	125.0 95.0	65.0 30.0	0.25 0.40

QM-072	0º/-90º including	860.00	750.0 770.0	785.0 785.0	35.0 15.0	0.60 1.20

QM-073	0º/-45º	520.0	95.0 125.0 270.0 350.0	110.0 160.0 335.0 365.0	15.0 35.0 65.0 15.0	0.15 0.13 0.17 0.18

QM-074	0º/-90º including	460.0	20.0 85.0	100.0 100.0	80.0 15.0	0.16 0.30

QM-075	0º/-90º	430.0	175.0	300.0	125.0	0.18

including			250.0 355.0	290.0 395.0	40.0 40.0	0.26 0.19

QM-076	0º/-45º	490.0	55.0 430.0	70.0 460.0	15.0 30.0	0.23 0.33

QM-077 including	0º/-90º	450.0	40.0 145.0 150.0	80.0 190.0 165.0	40.0 45.0 15.0	0.29 0.25 0.43

QM-078 including	180º/- 45º	420.0	90.0 195.0 210.0	145.0 255.0 230.0	55.0 60.0 20.0	0.17 0.45 0.83

QM-079 including including	180º/- 45º	530.0	130.0 275.0 290.0	340.0 325.0 300.0	210.0 50.0 10.0	0.24 0.38 0.89

QM-080 including including	180º/- 45º	500.0	0.0 30.0 195.0	230.0 100.0 220.0	230.0 70.0 25.0	0.23 0.33 0.32

QM-081	180º/- 45º	510.0	130.0 440.0	150.0 460.0	20.0 20.0	0.15 0.26

QM-082 including	0º/-90º	470.0	85.0 210.0 240.0	190.0 355.0 260.0	105.0 145.0 20.0	0.18 0.14 0.25

QM-083	0º/-90º	490.0	0.0 100.0 190.0 330.0 375.0 435.0	15.0 170.0 290.0 360.0 415.0 490.0	15.0 70.0 100.0 30.0 40.0 55.0	0.31 0.15 0.14 0.16 0.17 0.20

QM-084	0º/-90º	450.0	0.0 105.0 180.0 390.0	85.0 140.0 200.0 450.0	85.0 35.0 20.0 60.0	0.24 0.19 0.19 0.36

QM-085	0º/-90º including	490.0	0.0 0.0	95.0 60.0	95.0 60.0	0.43 0.59

REGULATORY NOTE:

The samples from the MacArthur drilling program through December 31, 2008 were prepared and assayed by ISO/IEC 17025 certified American Assay Laboratories (AAL) located in Sparks, Nevada and by Skyline Laboratories in Tucson, Arizona.

	QM-086	0º/-90º	400.0		No assays above cut- off

	QM-087	0º/-90º	500.0		No assays above cut- off

	QM-088 including	180º/- 60º	480.0	115.0 150.0 255.0	240.0 175.0 335.0	125.0 25.0 80.0	0.40 1.18 0.34

	QM-089	0º/-90º	800.00	145.0 190.0	155.0 210.0	10.0 20.0	0.10 0.23

	QM-090	0º/-90º	430.00	20.0 90.0 270.0	70.0 240.0 290.0	50.0 150.0 20.0	0.29 0.24 0.18

	QM-091	0º/-90º	600.00	70.0 140.0 230.0	110.0 150.0 240.0	40.0 10.0 10.0	0.21 0.53 0.36

	QM-092	0º/-90º	400.00	110.0 235.0	120.0 250.0	10.0 15.0	0.28 0.16

	QM-093	0º/-90º	400.00	70.0	85.0	15.0	0.13

	QM-094	0º/-90º	500.00	20.0 165.0 310.0 395.0 430.0	30.0 175.0 335.0 405.0 440.0	10.0 10.0 25.0 10.0 10.0	0.15 0.16 0.32 0.25 0.45

	QM-095	0º/-90º	400.00	95.0	140.0	45.0	0.13

	QM-096	0º/-90º	440.00	165.0 230.0	210.0 270.0	45.0 40.0	0.50 0.26

	QM-097	0º/-90º	580.00	190.0 370.0 405.0	210.0 380.0 510.0	20.0 10.0 105.0	0.45 0.24 0.28

	QM-098	0º/-90º	570.00	140.0 250.0 350.0 425.0	150.0 320.0 385.0 500.0	10.0 70.0 35.0 75.0	0.27 0.16 0.26 0.23

*	QM-099	0º/-90º	1529.00		No assays above cut- off

*	QM-100	0º/-90º	1965.00	195.0 1,203.5	225.0 1,268.5	30.0 65.0	0.15 0.58

	QM-101	0º/-90º	625.00	225.0 425.0 465.0 545.0	235.0 435.0 495.0 575.0	10.0 10.0 30.0 30.0	0.12 0.56 0.11 0.27

	QM-102	0º/-90º	700.00	275.0 405.0 445.0	295.0 415.0 460.0	20.0 10.0 15.0	0.15 0.22 0.33

	QM-103	0º/-90º	450.00	185.0 250.0	225.0 265.0	40.0 15.0	0.32 0.22

	QM-104	0º/-90º	500.00	285.0	295.0	10.0	0.165

	QM-105	0º/-90º	405.00	170.0 225.0	180.0 305.0	10.0 80.0	0.45 0.33

	QM-106	0º/-90º	400.00	0.0 80.0 125.0 185.0 220.0	30.0 95.0 135.0 205.0 290.0	30.0 15.0 10.0 20.0 70.0	0.52 0.20 0.36 0.77 0.40

	QM-107	0º/-90º	425.00	110.0	125.0	15.0	0.13

	QM-108	0º/-90º	355.00	95.0	105.0	10.0	0.32

*	QM-109	180º/- 60º	1056.00	0.0 350.0 400.0	10.0 360.0 410.0	10.0 10.0 10.0	0.29 0.11 0.20

	QM-110	0º/-90º	400.00	170.0	195.0	25.0	0.17

	QM-111	0º/-90º	400.00	165.0 195.0 250.0	180.0 235.0 265.0	15.0 40.0 15.0	0.25 0.16 0.16

	QM-112	0º/-90º	400.00	15.0 180.0 315.0	165.0 195.0 350.0	150.0 15.0 35.0	0.15 0.14 0.35

	QM-113	0º/-90º	350.00	0.0 60.0	25.0 200.0	25.0 140.0	0.10 0.21

	QM-114	0º/-90º	400.00		No assays above cut-off

QM-115	0º/-90º	600.00		No assays above cut-off

QM-116	0º/-90º	600.00	60.0 330.0 385.0	70.0 340.0 400.0	10.0 10.0 15.0	0.13 0.10 0.16

QM-117	0º/-90º	400.00		No assays above cut-off

QM-118	0º/-90º	350.00	60.0 165.0 245.0	130.0 175.0 280.0	70.0 10.0 35.0	0.13 0.14 0.12

QM-119	0º/-90º	550.00	30.0 395.0 440.0	80.0 420.0 450.0	50.0 25.0 10.0	0.15 0.12 0.16

QM-120 including	0º/-90º	650.00	60.0 85.0 200.0 285.0 295.0	70.0 130.0 225.0 385.0 335.0	10.0 45.0 25.0 100.0 40.0	0.12 0.12 0.22 0.47 0.91

QM-121	0º/-90º	580.00	0.0 325.0 380.0 430.0 520.0	25.0 340.0 410.0 490.0 555.0	25.0 15.0 30.0 60.0 35.0	0.21 0.23 0.11 0.18 0.25

QM-122	0º/-90º	600.00	290.0	305.0	15.0	0.20

QM-123	0º/-90º	670.00	100.0 405.0 505.0 535.0 570.0	110.0 475.0 520.0 550.0 580.0	10.0 70.0 15.0 15.0 10.0	0.15 0.26 0.40 0.23 0.63

QM-124	0º/-90º	780.00	280.0 360.0 405.0	290.0 390.0 420.0	10.0 30.0 15.0	0.18 0.14 0.14

QM-125 including	0º/-90º	500.00	70.0 350.0 475.0 485.0	80.0 445.0 500.0 500.0	10.0 95.0 25.0 15.0	0.14 0.18 0.78 1.21

QM-126	0º/-60º	450.00	325.0	340.0	15.0	0.54

QM-127	0º/-90º	700.00	380.0 450.0	390.0 465.0	10.0 15.0	0.28 0.68

QM-128	0º/-90º	900.00	500.0 485.0 570.0 665.0 835.0	510.0 495.0 580.0 680.0 850.0	10.0 10.0 10.0 15.0 15.0	0.14 0.11 0.21 0.37 0.18

QM-129	0º/-90º	802.50	200.0 250.0 500.0 730.0	230.0 300.0 520.0 745.0	30.0 50.0 20.0 15.0	0.30 0.23 0.18 0.39

QM-130	180º/- 60º	585.00	0.0	20.0	20.0	0.09

QM-131	0º/-90º	965.00		No assays above cut- off

QM-132	260º/- 60º	800.00	245.0	255.0	10.0	0.12

QM-133	180º/- 60º	550.00	195.0 285.0 420.0	270.0 405.0 430.0	75.0 120.0 10.0	0.36 0.27 0.13

QM-134	180º/- 70º	455.00	25.0 130.0 170.0 215.0	40.0 145.0 185.0 255.0	15.0 15.0 15.0 40.0	0.14 0.19 0.12 0.12

QM-135	0º/-90º	475.00	125.0 205.0 255.0 375.0	160.0 225.0 270.0 395.0	35.0 20.0 15.0 20.0	0.12 0.25 0.19 0.13

QM-136	0º/-60º	600.00	90.0 140.0 280.0	120.0 160.0 295.0	30.0 20.0 15.0	0.39 0.26 0.17

QM-137	60º/-70º	500.00		No assays above cut- off

QM-138 including	0º/-90º	550.00	130.0 160.0 180.0	140.0 225.0 210.0	10.0 65.0 30.0	0.20 0.18 0.25

QM-139	0º/-90º	400.00	90.0 200.0 255.0 370.0	140.0 220.0 285.0 385.0	50.0 20.0 30.0 15.0	0.18 0.17 0.15 0.20

QM-140	0º/-50º	500.00	60.0 150.0 230.0 315.0	135.0 170.0 245.0 325.0	75.0 20.0 15.0 10.0	0.18 0.15 0.90 0.26

QM-141	0º/-90º	530.00	0.0 225.0 315.0 370.0	60.0 295.0 330.0 395.0	60.0 70.0 15.0 25.0	0.33 0.17 0.16 0.49

QM-142	0º/-60º	400.00	0.0 155.0 320.0	10.0 190.0 355.0	10.0 35.0 35.0	0.12 0.26 0.49

QM-143	0º/-90º	450.00	40.0 120.0 325.0 365.0	60.0 280.0 350.0 380.0	20.0 160.0 25.0 15.0	0.11 0.17 0.12 0.35

QM-144 including	0º/-90º	500.00	115.0 175.0 245.0	225.0 220.0 260.0	110.0 45.0 15.0	0.29 0.49 0.17

QM-145	180º/- 60º	675.00	0.0 65.0 105.0 160.0	50.0 80.0 135.0 170.0	50.0 15.0 30.0 10.0	0.28 0.11 0.18 0.19

QM-146	0º/-90º	500.00	25.0 375.0	35.0 400.0	10.0 25.0	0.17 0.16

QM-147	0º/-90º	400.00	20.0 70.0 100.0 145.0 360.0	45.0 80.0 130.0 155.0 400.0	25.0 10.0 30.0 10.0 40.0	0.21 0.11 0.13 0.15 0.18

QM-148	0º/-90º	465.00	45.0 200.0 275.0 335.0	170.0 250.0 315.0 345.0	125.0 50.0 40.0 10.0	0.14 0.11 0.23 0.18

QM-149	180º/- 60º	750.00	330.0 480.0 560.0 600.0 670.0	375.0 495.0 570.0 610.0 720.0	45.0 15.0 10.0 10.0 50.0	0.23 0.21 0.21 0.68 0.28

QM-150	0º/-90º	600.00	45.0 125.0 310.0 480.0 555.0	80.0 170.0 335.0 510.0 575.0	35.0 45.0 25.0 30.0 20.0	0.17 0.34 0.32 0.10 0.43

QM-151 including	0º/-90º	535.00	0.0 35.0 100.0 155.0 245.0	20.0 55.0 125.0 400.0 305.0	20.0 20.0 25.0 245.0 60.0	0.11 0.13 0.24 0.26 0.38

QM-152	0º/-90º	500.00	200.0 270.0 340.0 470.0	210.0 285.0 350.0 485.0	10.0 15.0 10.0 15.0	0.24 0.17 0.14 0.20

QM-153 including	0º/-90º	515.00	100.0 100.0 315.0 450.0	225.0 125.0 325.0 495.0	125.0 25.0 10.0 45.0	0.16 0.26 0.15 0.16

QM-154	0º/-90º	500.00	65.0 165.0 260.0 325.0	115.0 245.0 305.0 335.0	50.0 80.0 45.0 10.0	0.12 0.25 0.28 0.25

QM-155	180º/- 60º	575.00	45.0 455.0	80.0 465.0	35.0 10.0	0.18 0.15

QM-156	0º/-90º	450.00	0.0 35.0 270.0 340.0	15.0 45.0 285.0 350.0	15.0 10.0 15.0 10.0	0.21 0.50 0.30 0.14

QM-157 including	0º/-90º	435.00	30.0 35.0 140.0 170.0 330.0 410.0	125.0 100.0 150.0 180.0 385.0 435.0	95.0 65.0 10.0 10.0 55.0 25.0	0.27 0.30 0.18 0.19 0.15 0.14

QM-158	0o/-70	490.00	10.0	45.0	35.0	0.27

QM-159	0º/-60º	500.00	None

QM-160	0º/-60º	500.00	0.00	30.00	30.00	0.39

QM-161	180º/- 75º	225.00	105.0	115.0	10.0	0.10

* denotes core hole
All intervals calculated using 0.1% copper cutoff

REGULATORY NOTE:

The samples from the MacArthur drilling program are prepared and assayed by Skyline Assayers & Laboratories in Tucson, Arizona which is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) and by ISO17025 compliant ALS Chemex Laboratories in Sparks, Nevada.

APPENDIX D
COMPLETE DRILL HOLE LISTING

MICROMODEL®
DEPOSIT MODELLING AND
MINE PLANNING SYSTEM
(Version 7.00)

CURRENT TIME : 31-Dec-10 02:50 PM

PROJECT TITLE : MacAurthur_2010 (new extents)

RUNTIME TITLE : List Drillhole Names and Coordinates

REC#	NAME	EASTING	NORTHING	ELEV(FT)	BEAR(o).	PLUNGE(o)	DEPTH(FT)	COMPANY
1	E-4	2433885.5	14688895.0	5109.0	0.00	90.00	255.0	pangea-1991
2	E-6	2432567.0	14688057.0	5344.9	0.00	90.00	420.0	pangea-1991
3	E-7	2436104.8	14691839.0	4810.8	0.00	90.00	220.0	pangea-1991
4	E-8	2432998.2	14688511.0	5290.8	0.00	90.00	265.0	pangea-1991
5	G-1	2433539.0	14686958.0	5153.5	0.00	90.00	1583.0	superior
6	M-1	2437605.8	14688870.0	4853.4	0.00	90.00	1544.0	superior
7	M-10	2435013.5	14695791.0	4693.4	0.00	90.00	913.0	superior
8	M-10-G-1	2437708.0	14687829.0	4776.4	0.00	90.00	250.0	* metech-rc
9	M-10-G-2	2437708.0	14687829.0	4776.4	210.00	55.00	250.0	* metech-rc
10	M-15-A1-1	2437079.5	14688117.0	4860.6	0.00	90.00	250.0	* metech-rc
11	M-15-E1-1	2436744.5	14688338.0	4897.5	0.00	90.00	150.0	* metech-rc
12	M-15-I-1	2437875.0	14687665.0	4754.4	0.00	90.00	200.0	* metech-rc
13	M-15-L-1	2438123.5	14687525.0	4731.9	0.00	90.00	100.0	* metech-rc
14	M-2	2435980.0	14690792.0	4887.4	0.00	90.00	1557.0	superior
15	M-3	2439125.0	14689209.0	4593.4	0.00	90.00	1376.0	superior
16	M-4	2436204.2	14692232.0	4774.4	0.00	90.00	1423.0	superior
17	M-45-C50-1	2437264.2	14687687.0	4823.6	30.00	45.00	200.0	* metech-rc
18	M-5	436095.0	14693231.0	4701.4	0.00	90.00	797.0	superior
19	M-6	2435000.5	14692212.0	4811.4	0.00	90.00	852.0	superior
20	M-7	2437097.2	14691251.0	4862.4	0.00	90.00	802.0	superior
21	M-70-G-1	2437408.8	14687306.0	4759.5	0.00	90.00	250.0	* metech-rc
22	M-70-G-2	2437408.8	14687306.0	4759.5	210.00	55.00	250.0	* metech-rc
23	M-75-I-1	2437568.8	14687154.0	4777.5	0.00	90.00	150.0	* metech-rc
24	M-8	2434868.5	14693377.0	4838.4	0.00	90.00	1330.0	superior
25	M-80-G-1	2437363.8	14687246.0	4786.5	0.00	90.00	75.0	* metech-rc
26	M-83-G-1	2437335.5	14687180.0	4805.5	0.00	90.00	60.0	* metech-rc
27	M-83-G-2	2437335.5	14687180.0	4805.5	0.00	90.00	35.0	* metech-rc
28	M-83-G-4	2437335.5	14687180.0	4805.5	210.00	55.00	250.0	* metech-rc
29	M-9	2437132.0	14694532.0	4626.4	0.00	90.00	875.0	superior
30	M-90-G-4	2437319.2	14687170.0	4805.5	0.00	90.00	250.0	* metech-rc-twin
31	M0-A1-1	2437162.5	14688263.0	4859.4	0.00	90.00	195.0	* metech-rc
32	M0-A1-3	2437155.8	14688266.0	4861.4	210.00	50.00	195.0	* metech-rc
33	M0-B-1	2437341.2	14688164.0	4825.4	0.00	90.00	250.0	* metech-rc
34	M0-C1-1	2437003.2	14688355.0	4856.4	0.00	90.00	250.0	* metech-rc
35	M0-C50-1	2437487.2	14688072.0	4807.4	0.00	90.00	150.0	* metech-rc
36	M0-C50-2	2437487.2	14688068.0	4807.4	210.00	55.00	75.0	* metech-rc
37	M0-E-1	2437600.0	14688005.0	4794.4	0.00	90.00	150.0	* metech-rc
38	M0-E1-1	2436824.2	14688464.0	4863.5	0.00	90.00	100.0	* metech-rc
39	M0-E1-2	2436824.2	14688464.0	4863.5	30.00	55.00	100.0	* metech-rc
40	M0-G1-1	2436648.5	14688566.0	4887.5	0.00	90.00	150.0	* metech-rc
41	M0-K-1	2438123.8	14687695.0	4739.4	0.00	90.00	150.0	* metech-rc
42	M105-A-1	2437724.2	14689155.0	4768.4	0.00	90.00	250.0	* metech-rc
43	M105-A-2	2437724.2	14689155.0	4768.4	210.00	50.00	250.0	* metech-rc

44	M105-B-1	2437886.8	14689053.0	4749.4	0.00	90.00	150.0	* metech-rc
45	M105-C50-12	2438026.0	14688970.0	4743.4	0.00	90.00	450.0	* quaterra-rc
46	M105-C50-3	2438022.8	14688970.0	4743.4	210.00	55.00	75.0	* metech-rc
47	M105-E-1	2438132.0	14688910.0	4750.4	0.00	90.00	250.0	* metech-rc
48	M105-E-2	2438116.0	14688896.0	4750.4	210.00	55.00	200.0	* metech-rc
49	M105-I-1	2438487.0	14688686.0	4722.4	0.00	90.00	250.0	* metech-rc
50	M105-I-2	2438474.0	14688689.0	4722.4	210.00	55.00	150.0	* metech-rc
51	M105-K-1	2438659.2	14688601.0	4704.4	0.00	90.00	200.0	* metech-rc
52	M110-G-1	2438336.8	14688844.0	4744.4	0.00	90.00	240.0	* metech-rc
53	M110-G-2	2438343.2	14688844.0	4746.4	210.00	55.00	250.0	* metech-rc
54	M115-C-1	2438020.8	14689091.0	4738.7	0.00	90.00	160.0	* metech-rc
55	M120-B-1	2437973.2	14689173.0	4740.4	0.00	90.00	200.0	* metech-rc
56	M120-C50-1	2438089.5	14689102.0	4731.4	0.00	90.00	225.0	* metech-rc-twin
57	M120-C50-2	2438089.5	14689102.0	4731.4	210.00	55.00	175.0	* metech-rc-twin
58	M120-E-1	2438208.8	14689036.0	4733.4	0.00	90.00	250.0	* metech-rc
59	M120-I-1	2438580.0	14688806.0	4718.4	0.00	90.00	250.0	* metech-rc
60	M120-I-2	2438580.0	14688809.0	4718.4	210.00	55.00	75.0	* metech-rc
61	M120-K-1	2438739.0	14688727.0	4698.4	0.00	90.00	150.0	* metech-rc
62	M120-Q-1	2439246.2	14688427.0	4674.4	0.00	90.00	125.0	* metech-rc
63	M120-S-1	2439402.0	14688335.0	4643.4	0.00	90.00	350.0	* metech-rc
64	M125-G-1	2438423.0	14688967.0	4733.4	0.00	90.00	425.0	* metech-rc
65	M125-G-2	2438433.0	14688971.0	4733.4	30.00	50.00	240.0	* metech-rc
66	M125-G-3	2438433.0	14688971.0	4733.4	210.00	55.00	250.0	* metech-rc
67	M125-G-4	2438420.0	14688964.0	4733.4	0.00	90.00	125.0	* metech-rc
68	M135-A-1	2437864.2	14689413.0	4748.4	0.00	90.00	150.0	* metech-rc
69	M135-C50-1	2438165.8	14689232.0	4724.4	0.00	90.00	200.0	* metech-rc
70	M135-E-1	2438288.5	14689158.0	4718.4	0.00	90.00	150.0	* metech-rc
71	M135-E-2	2438285.2	14689158.0	4718.4	210.00	55.00	150.0	* metech-rc
72	M135-I-1	2438643.5	14688935.0	4719.4	0.00	90.00	250.0	* metech-rc
73	M135-K-1	2438812.2	14688853.0	4695.4	0.00	90.00	150.0	* metech-rc
74	M135-K-2	2438809.0	14688849.0	4695.4	210.00	55.00	150.0	* metech-rc
75	M140-G-1	2438496.2	14689096.0	4711.4	0.00	90.00	325.0	* metech-rc
76	M140-G-2	2438496.0	14689110.0	4711.4	210.00	50.00	157.0	* metech-rc
77	M140-G-3	2438492.8	14689109.0	4711.4	210.00	50.00	165.0	* metech-rc
78	M148-E-1	2438365.2	14689275.0	4712.4	0.00	90.00	200.0	* metech-rc
79	M15-A1-1	2437228.8	14688402.0	4860.6	0.00	90.00	300.0	* metech-rc
80	M15-A1-2	2437228.8	14688402.0	4860.4	210.00	50.00	200.0	* metech-rc
81	M15-A1-3	2437225.5	14688402.0	4860.4	300.00	45.00	150.0	* metech-rc
82	M15-A1-4	2437225.5	14688402.0	4860.4	160.00	45.00	150.0	* metech-rc
83	M15-A1-5	2437225.5	14688402.0	4860.4	250.00	45.00	150.0	* metech-rc
84	M15-A1-6	2437225.5	14688402.0	4860.4	70.00	45.00	150.0	* metech-rc
85	M15-B-1	2437414.5	14688290.0	4829.4	0.00	90.00	250.0	* metech-rc
86	M15-B-2	2437414.5	14688290.0	4829.4	210.00	55.00	100.0	* metech-rc
87	M15-C1-1	2437083.0	14688491.0	4838.4	0.00	90.00	250.0	* metech-rc
88	M15-C1-2	2437079.5	14688494.0	4838.4	210.00	55.00	150.0	* metech-rc
89	M15-C50-1	2437560.5	14688201.0	4800.4	0.00	90.00	100.0	* metech-rc
90	M15-E-1	2437673.2	14688134.0	4785.4	0.00	90.00	150.0	* metech-rc
91	M15-E1-1	2436887.5	14688599.0	4849.4	0.00	90.00	150.0	* metech-rc
92	M15-G1-1	2436731.8	14688692.0	4879.4	0.00	90.00	150.0	* metech-rc
93	M15-K-1	2438197.0	14687825.0	4724.4	0.00	90.00	200.0	* metech-rc
94	M15-K-2	2438193.5	14687831.0	4724.4	210.00	45.00	150.0	* metech-rc
95	M150-B-1	2438113.0	14689441.0	4727.4	0.00	90.00	200.0	* metech-rc
96	M150-C50-1	2438245.8	14689361.0	4716.4	0.00	90.00	150.0	* metech-rc
97	M150-I-1	2438736.2	14689068.0	4697.4	0.00	90.00	250.0	* metech-rc
98	M150-K-1	2438905.2	14688982.0	4690.4	0.00	90.00	175.0	* metech-rc
99	M150-K-2	2438895.2	14688979.0	4690.4	210.00	55.00	100.0	* metech-rc

100	M150-M-1	2439058.2	14688857.0	4672.4	0.00	90.00	150.0	* metech-rc
101	M150-O-1	2439227.2	14688755.0	4662.4	0.00	90.00	200.0	* metech-rc
102	M150-Q-1	2439386.0	14688689.0	4656.4	0.00	90.00	150.0	* metech-rc
103	M150-S-1	2439565.0	14688587.0	4661.4	0.00	90.00	250.0	* metech-rc
104	M155-G-1	2438566.0	14689235.0	4701.6	0.00	90.00	150.0	* metech-rc
105	M157.5-I-1	2438744.5	14689160.0	4691.4	0.00	90.00	150.0	* metech-rc
106	M165-A-1	2438013.8	14689672.0	4731.4	0.00	90.00	150.0	* metech-rc
107	M165-E-1	2438428.2	14689427.0	4707.4	0.00	90.00	350.0	* metech-rc
108	M165-E-2	2438441.2	14689427.0	4707.4	210.00	55.00	150.0	* metech-rc
109	M165-I-1	2438779.5	14689219.0	4689.4	0.00	90.00	200.0	* metech-rc
110	M165-K-1	2438985.0	14689102.0	4678.3	0.00	90.00	220.0	* metech-rc-twin
111	M165-K-2	2438994.8	14689105.0	4678.4	210.00	55.00	200.0	* metech-rc
112	M165-K-3	2438955.2	14689118.0	4680.7	340.00	45.00	175.0	* metech-rc
113	M165-M-1	2439134.8	14688986.0	4677.4	0.00	90.00	200.0	* metech-rc
114	M165-O-1	2439300.5	14688884.0	4655.4	0.00	90.00	215.0	* metech-rc
115	M165-Q-1	2439469.0	14688815.0	4651.4	0.00	90.00	200.0	* metech-rc
116	M167.5-G	2438623.2	14689341.0	4693.4	0.00	90.00	200.0	* metech-rc
117	M172.5-I-1	2438817.8	14689289.0	4685.5	0.00	90.00	150.0	* metech-rc-twin
118	M175-K-1	2439003.0	14689210.0	4673.8	0.00	90.00	200.0	* metech-rc
119	M177-H-1	2438763.8	14689373.0	4688.3	0.00	90.00	200.0	* metech-rc
120	M178-J-1	2438945.8	14689291.0	4679.8	0.00	90.00	175.0	* metech-rc
121	M180-E-1	2438498.0	14689562.0	4711.4	0.00	90.00	200.0	* metech-rc
122	M180-G-1	2438673.5	14689470.0	4700.4	0.00	90.00	200.0	* metech-rc
123	M180-I-1	2438866.0	14689349.0	4681.4	0.00	90.00	235.0	* metech-rc
124	M180-M-1	2439211.2	14689115.0	4668.4	0.00	90.00	150.0	* metech-rc
125	M180-M-2	2439207.8	14689128.0	4666.4	160.00	45.00	150.0	* metech-rc
126	M180-O-1	2439387.0	14689010.0	4654.4	0.00	90.00	150.0	* metech-rc
127	M180-Q-1	2439545.5	14688944.0	4645.4	0.00	90.00	150.0	* metech-rc
128	M180-S-1	2439720.8	14688875.0	4645.4	0.00	90.00	350.0	* metech-rc
129	M180-S-2	2439370.0	14689039.0	4659.7	250.00	45.00	150.0	* metech-rc
130	M183-L-1	2439147.2	14689213.0	4667.6	0.00	90.00	175.0	* metech-rc
131	M185-K-1	2439054.0	14689293.0	4671.4	0.00	90.00	200.0	* metech-rc
132	M187.5-I-1	2438897.5	14689415.0	4682.4	0.00	90.00	200.0	* metech-rc
133	M190-G-1	2438738.0	14689540.0	4682.4	0.00	90.00	150.0	* metech-rc
134	M195-I-1	2438935.8	14689481.0	4684.4	0.00	90.00	225.0	* metech-rc
135	M195-K-1	2439107.8	14689399.0	4673.4	0.00	90.00	400.0	* metech-rc
136	M195-K-2	2439107.8	14689412.0	4673.7	210.00	55.00	200.0	* metech-rc
137	M195-L-1	2439191.0	14689332.0	4665.4	0.00	90.00	250.0	* metech-rc
138	M195-M-1	2439287.8	14689248.0	4658.4	0.00	90.00	340.0	* metech-rc-twin
139	M195-M-2	2439281.0	14689248.0	4658.4	210.00	55.00	200.0	* metech-rc-twin
140	M195-M-3	2439277.2	14689277.0	4659.4	70.00	45.00	200.0	* metech-rc
141	M195-M-4	2439280.8	14689274.0	4659.4	160.00	45.00	150.0	* metech-rc
142	M195-O-1	2439456.8	14689146.0	4650.4	0.00	90.00	150.0	* metech-rc
143	M195-O-2	2439453.5	14689143.0	4650.4	210.00	55.00	250.0	* metech-rc
144	M195-Q-1	2439625.5	14689070.0	4639.4	0.00	90.00	200.0	* metech-rc
145	M20-G-1	2437877.5	14688082.0	4781.4	0.00	90.00	300.0	* metech-rc
146	M20-G-2	2437877.5	14688082.0	4781.4	210.00	55.00	250.0	* metech-rc
147	M200-W-1	2440168.0	14688811.0	4632.4	0.00	90.00	205.0	* metech-rc
148	M202.5-I-1	2438974.2	14689541.0	4683.4	0.00	90.00	100.0	* metech-rc
149	M204-G-1	2438798.2	14689659.0	4695.4	0.00	90.00	395.0	* metech-rc
150	M205-G-2	2438814.5	14689666.0	4694.4	0.00	90.00	150.0	* metech-rc-twin
151	M205-J-1	2439082.8	14689523.0	4681.9	0.00	90.00	225.0	* metech-rc
152	M205-L-1	2439252.2	14689398.0	4669.4	0.00	90.00	160.0	* metech-rc
153	M210-I-1	2439012.2	14689611.0	4684.4	0.00	90.00	200.0	* metech-rc
154	M210-K-1	2439181.5	14689502.0	4674.4	0.00	90.00	250.0	* metech-rc-twin
155	M210-M-1	2439350.5	14689410.0	4665.4	0.00	90.00	250.0	* metech-rc

156	M210-M-2	2439347.2	14689407.0	4665.4	210.00	55.00	200.0	* metech-rc
157	M210-M-3	2439344.0	14689410.0	4665.4	290.00	50.00	265.0	* metech-rc
158	M210-O-1	2439499.8	14689321.0	4655.4	0.00	90.00	335.0	* metech-rc-twin
159	M210-O-2	2439493.0	14689320.0	4655.4	210.00	55.00	200.0	* metech-rc
160	M210-Q-1	2439685.2	14689219.0	4640.2	0.00	90.00	200.0	* metech-rc
161	M217-G-1	2438875.0	14689769.0	4684.4	0.00	90.00	200.0	* metech-rc
162	M217-O-1	2439567.8	14689368.0	4652.4	0.00	90.00	175.0	* metech-rc
163	M22.5-A1-1	2437277.0	14688458.0	4856.4	0.00	90.00	125.0	* metech-rc
164	M225-I-1	2439076.0	14689717.0	4679.4	0.00	90.00	300.0	* metech-rc
165	M225-K-1	2439261.2	14689635.0	4671.4	0.00	90.00	275.0	* metech-rc
166	M225-M-1	2439420.5	14689532.0	4660.4	0.00	90.00	200.0	* metech-rc
167	M225-M-2	2439420.5	14689532.0	4661.4	210.00	55.00	200.0	* metech-rc
168	M225-M-3	2439427.0	14689529.0	4663.4	160.00	45.00	150.0	* metech-rc
169	M225-O-1	2439599.5	14689434.0	4652.4	0.00	90.00	200.0	* metech-rc
170	M225-O-2	2439596.0	14689434.0	4652.9	210.00	55.00	240.0	* metech-rc
171	M225-Q-1	2439775.0	14689332.0	4640.4	0.00	90.00	250.0	* metech-rc
172	M232-O-1	2439644.0	14689504.0	4652.4	210.00	55.00	200.0	* metech-rc
173	M240-G-1	2438996.2	14689965.0	4687.4	0.00	90.00	200.0	* metech-rc
174	M240-K-1	2439360.5	14689781.0	4662.0	0.00	90.00	355.0	* metech-rc
175	M240-M-1	2439487.0	14689671.0	4657.4	0.00	90.00	340.0	* metech-rc
176	M240-M-2	2439483.8	14689671.0	4657.4	210.00	55.00	150.0	* metech-rc
177	M240-O-1	2439682.5	14689563.0	4651.4	0.00	90.00	200.0	* metech-rc
178	M240-Q-1	2439851.5	14689468.0	4642.4	0.00	90.00	250.0	* metech-rc
179	M240-S-1	2440007.2	14689375.0	4630.4	0.00	90.00	340.0	* metech-rc
180	M255-K-1	2439414.2	14689897.0	4660.4	0.00	90.00	315.0	* metech-rc
181	M255-M-1	2439583.2	14689791.0	4647.4	0.00	90.00	200.0	* metech-rc
182	M255-O-1	2439759.0	14689693.0	4644.4	0.00	90.00	200.0	* metech-rc
183	M255-Q-1	2439928.0	14689597.0	4636.4	0.00	90.00	200.0	* metech-rc
184	M255-S-1	2440097.2	14689488.0	4624.4	0.00	90.00	200.0	* metech-rc
185	M270-O-1	2439822.2	14689828.0	4636.4	0.00	90.00	335.0	* metech-rc
186	M270-Q-1	2440007.8	14689730.0	4634.4	0.00	90.00	200.0	* metech-rc-twin
187	M285-Q-1	2440074.5	14689852.0	4625.4	0.00	90.00	200.0	* metech-rc
189	M285-S-1	2440250.0	14689750.0	4620.8	0.00	90.00	250.0	* metech-rc
190	M30-A1-1	2437312.0	14688531.0	4849.8	0.00	90.00	340.0	* metech-rc
191	M30-A1-2	2437312.0	14688531.0	4849.8	210.00	50.00	250.0	* metech-rc
192	M30-A1-3	2437308.5	14688534.0	4849.4	160.00	45.00	150.0	* metech-rc
193	M30-B-1	2437487.8	14688416.0	4808.4	0.00	90.00	250.0	* metech-rc
194	M30-B-2	2437487.8	14688423.0	4808.4	210.00	55.00	200.0	* metech-rc
195	M30-C1-1	2437153.0	14688614.0	4826.4	0.00	90.00	250.0	* metech-rc
196	M30-C1-2	2437149.8	14688617.0	4826.4	210.00	55.00	100.0	* metech-rc
197	M30-C50-1	2437630.5	14688330.0	4817.4	0.00	90.00	100.0	* metech-rc
198	M30-C50-2	2437630.5	14688330.0	4817.4	210.00	55.00	50.0	* metech-rc
199	M30-C50-3	2437623.8	14688340.0	4817.4	210.00	55.00	100.0	* metech-rc
200	M30-E-1	2437756.2	14688257.0	4807.4	0.00	90.00	250.0	* metech-rc
201	M30-E-2	2437756.2	14688257.0	4807.4	210.00	55.00	150.0	* metech-rc
202	M30-E1-1	2436964.0	14688732.0	4841.4	0.00	90.00	150.0	* metech-rc
203	M30-I-1	2438114.2	14688056.0	4747.4	0.00	90.00	200.0	* metech-rc
204	M30-I-2	2438111.0	14688053.0	4747.4	210.00	45.00	150.0	* metech-rc
205	M30-K-1	2438270.2	14687954.0	4731.4	0.00	90.00	250.0	* metech-rc-twin
206	M30-K-2	2438266.8	14687954.0	4730.4	210.00	55.00	150.0	* metech-rc
207	M30-M-1	2438445.8	14687852.0	4717.4	0.00	90.00	200.0	* metech-rc
208	M30-O-1	2438625.2	14687727.0	4679.6	0.00	90.00	250.0	* metech-rc
209	M300-Q-1	2440151.0	14689975.0	4643.4	0.00	90.00	200.0	* metech-rc
210	M35-B1-1	2437268.0	14688606.0	4830.4	0.00	90.00	175.0	* metech-rc
211	M35-G-1	2437950.8	14688204.0	4770.4	0.00	90.00	300.0	* metech-rc
212	M35-G-2	2437950.8	14688204.0	4770.4	210.00	55.00	245.0	* metech-rc

213	M40-K-1	2438321.2	14688040.0	4731.4	210.00	55.00	250.0	* metech-rc
214	M45-A-1	2437478.2	14688593.0	4818.6	0.00	90.00	150.0	* metech-rc
215	M45-A1-1	2437381.8	14688664.0	4807.2	0.00	90.00	257.0	* metech-rc
216	M45-A1-2	2437381.8	14688664.0	4807.4	210.00	45.00	250.0	* metech-rc
217	M45-A1-3	2437381.8	14688664.0	4807.4	30.00	50.00	235.0	* metech-rc
218	M45-A1-4	2437381.8	14688670.0	4807.4	70.00	45.00	175.0	* metech-rc
219	M45-B-1	2437564.2	14688545.0	4807.4	0.00	90.00	250.0	* metech-rc
220	M45-B-2	2437561.0	14688545.0	4807.4	210.00	55.00	75.0	* metech-rc
221	M45-C1-1	2437226.2	14688743.0	4811.4	0.00	90.00	200.0	* metech-rc-twin
222	M45-C1-2	2437226.2	14688743.0	4811.4	210.00	55.00	200.0	* metech-rc-twin
223	M45-C1-3	2437219.5	14688746.0	4811.4	110.00	45.00	150.0	* metech-rc
224	M45-C50-1	2437706.8	14688463.0	4797.4	0.00	90.00	250.0	* metech-rc
225	M45-C50-2	2437703.5	14688462.0	4797.4	210.00	55.00	100.0	* metech-rc
226	M45-E-1	2437826.2	14688389.0	4785.4	0.00	90.00	100.0	* metech-rc
227	M45-E-2	2437826.2	14688389.0	4785.4	210.00	45.00	75.0	* metech-rc
228	M45-E1-1	2437037.2	14688858.0	4848.4	0.00	90.00	200.0	* metech-rc
229	M45-I-1	2438177.5	14688189.0	4748.4	0.00	90.00	150.0	* metech-rc
230	M45-K-1	2438353.2	14688080.0	4729.4	0.00	90.00	250.0	* metech-rc
231	M5-G-1	2437791.2	14687952.0	4769.4	0.00	90.00	300.0	* metech-rc
232	M5-G-2	2437791.2	14687952.0	4769.4	210.00	55.00	300.0	* metech-rc
233	M50-D1-1	2437169.0	14688827.0	4820.4	0.00	90.00	145.0	* metech-rc
234	M50-G-1	2438034.0	14688321.0	4776.4	0.00	90.00	300.0	* metech-rc
235	M50-G-2	2438037.2	14688324.0	4775.4	210.00	55.00	250.0	* metech-rc
236	M525-A1-1	2437420.2	14688713.0	4801.4	0.00	90.00	75.0	* metech-rc
237	M60-A1-1	2437481.2	14688787.0	4789.4	0.00	90.00	450.0	* metech-rc
238	M60-A1-2	2437481.2	14688787.0	4789.4	210.00	50.00	145.0	* metech-rc
239	M60-A1-3	2437451.8	14688796.0	4789.4	30.00	50.00	165.0	* metech-rc
240	M60-A1-4	2437451.8	14688796.0	4789.4	0.00	90.00	100.0	* metech-rc
241	M60-B-1-2	2437644.0	14688675.0	4787.4	0.00	90.00	250.0	* metech-rc
242	M60-B-3	2437644.0	14688675.0	4788.4	210.00	55.00	75.0	* metech-rc
243	M60-C1-1	2437302.8	14688869.0	4815.4	0.00	90.00	150.0	* metech-rc
244	M60-C1-2	2437289.8	14688865.0	4817.4	70.00	45.00	150.0	* metech-rc
245	M60-C50-1	2437780.0	14688592.0	4789.4	0.00	90.00	100.0	* metech-rc
246	M60-C50-2	2437780.0	14688592.0	4789.4	210.00	55.00	100.0	* metech-rc
247	M60-E-1	2437902.8	14688518.0	4812.4	0.00	90.00	250.0	* metech-rc
248	M60-E-2	2437899.2	14688522.0	4812.4	210.00	55.00	75.0	* metech-rc
249	M60-E1-1	2437110.2	14688990.0	4847.4	0.00	90.00	150.0	* metech-rc
250	M60-I-1	2438260.5	14688315.0	4772.8	0.00	90.00	250.0	* metech-rc
251	M60-I-2	2438263.8	14688318.0	4772.4	210.00	55.00	75.0	* metech-rc
252	M60-K-1	2438429.8	14688216.0	4731.4	0.00	90.00	100.0	* metech-rc
253	M62-M-1	2438614.8	14688131.0	4706.4	0.00	90.00	40.0	* metech-rc
254	M62-M-2	2438618.0	14688137.0	4706.4	0.00	90.00	400.0	* metech-rc
255	M65-A-1	2437573.5	14688765.0	4793.6	0.00	90.00	150.0	* metech-rc
256	M65-G-1	2438113.8	14688457.0	4796.4	0.00	90.00	500.0	* metech-rc
257	M65-G-2	2438113.8	14688457.0	4796.3	0.00	90.00	200.0	* metech-rc
258	M65-G-3	2438113.8	14688457.0	4796.4	210.00	55.00	250.0	* metech-rc
259	M7.5-C1-1	2437041.5	14688418.0	4849.1	0.00	90.00	150.0	* metech-rc
260	M7.5-D1-1	2436955.5	14688469.0	4843.4	0.00	90.00	150.0	* metech-rc
261	M75-A-2	2437647.8	14688836.0	4776.1	0.00	90.00	145.0	* metech-rc
262	M75-A1-1	2437548.0	14688916.0	4782.4	0.00	90.00	250.0	* metech-rc
263	M75-A1-2	2437548.0	14688916.0	4782.4	210.00	55.00	255.0	* metech-rc
264	M75-B-1	2437724.0	14688801.0	4771.4	0.00	90.00	250.0	* metech-rc
265	M75-B-2	2437717.5	14688794.0	4771.4	210.00	55.00	150.0	* metech-rc
266	M75-C1-1	2437386.0	14688992.0	4817.4	0.00	90.00	200.0	* metech-rc
267	M75-C1-2	2437386.0	14688992.0	4817.4	210.00	45.00	150.0	* metech-rc
268	M75-C50-1	2437860.0	14688715.0	4776.4	0.00	90.00	100.0	* metech-rc

269	M75-C50-2	2437860.0	14688715.0	4776.4	210.00	55.00	100.0	* metech-rc
270	M75-E-1	2437975.8	14688651.0	4808.4	0.00	90.00	250.0	* metech-rc
271	M75-E-2	2437972.5	14688651.0	4808.4	210.00	55.00	75.0	* metech-rc
272	M75-I-1	2438330.8	14688437.0	4767.4	0.00	90.00	275.0	* metech-rc-twin
273	M75-I-2	2438327.2	14688437.0	4767.4	210.00	55.00	75.0	* metech-rc
274	M75-K-1	2438516.0	14688345.0	4728.4	0.00	90.00	100.0	* metech-rc
275	M80-G-1	2438180.8	14688569.0	4781.4	0.00	90.00	290.0	* metech-rc
276	M80-G-2	2438180.8	14688569.0	4781.4	30.00	55.00	250.0	* metech-rc
277	M80-G-3	2438180.8	14688569.0	4781.4	210.00	55.00	250.0	* metech-rc
278	M90-A1-1	2437637.8	14689042.0	4782.4	0.00	90.00	210.0	* metech-rc
279	M90-A1-2	2437637.8	14689042.0	4782.4	210.00	50.00	250.0	* metech-rc
280	M90-B-1-2	2437807.0	14688927.0	4758.4	0.00	90.00	305.0	* metech-rc-twin
281	M90-B-3	2437807.0	14688930.0	4758.4	210.00	55.00	150.0	* metech-rc
282	M90-C1-1	2437469.0	14689124.0	4819.4	0.00	90.00	200.0	* metech-rc
283	M90-C50-1	2437936.5	14688844.0	4762.4	0.00	90.00	200.0	* metech-rc
284	M90-C50-2	2437933.2	14688841.0	4762.4	210.00	55.00	100.0	* metech-rc
285	M90-E-1	2438059.0	14688771.0	4775.4	0.00	90.00	295.0	* metech-rc
286	M90-E-2	2438055.8	14688770.0	4775.4	210.00	55.00	70.0	* metech-rc
287	M90-E-3	2438042.5	14688777.0	4775.4	210.00	55.00	150.0	* metech-rc
288	M90-I-1	2438404.0	14688563.0	4738.4	0.00	90.00	300.0	* metech-rc
289	M90-I-2	2438397.5	14688560.0	4738.4	210.00	55.00	200.0	* metech-rc
290	M90-K-1	2438592.5	14688478.0	4712.4	0.00	90.00	100.0	* metech-rc
291	M90-K-2	2438592.5	14688478.0	4712.4	210.00	55.00	75.0	* metech-rc
292	M90-M-1	2438735.2	14688379.0	4697.4	0.00	90.00	200.0	* metech-rc
293	M90-O-1	2438940.8	14688251.0	4692.4	0.00	90.00	400.0	* metech-rc-twin
294	M95-G-1	2438256.5	14688735.0	4763.4	0.00	90.00	300.0	* metech-rc-twin
295	M95-G-2	2438259.8	14688735.0	4763.4	210.00	55.00	250.0	* metech-rc
296	Mc-10	2438877.5	14689889.0	4698.9	0.00	90.00	349.7	anaconda-1955-57
297	Mc-11	2438938.8	14689464.0	4688.0	0.00	90.00	299.2	anaconda-1955-57
298	Mc-12	2438064.5	14688757.0	4778.4	0.00	90.00	471.0	anaconda-1955-57
299	Mc-13	2440401.5	14689299.0	4612.8	0.00	90.00	292.3	anaconda-1955-57
300	Mc-15	2438307.0	14688887.0	4744.4	200.00	80.00	67.8	anaconda-1955-57
301	Mc-18	2437476.5	14689577.0	4777.5	0.00	90.00	492.6	anaconda-1955-57
302	Mc-19	2437343.2	14688239.0	4838.3	0.00	90.00	347.5	anaconda-1955-57
303	Mc-20	2438168.0	14690295.0	4800.1	0.00	90.00	291.8	anaconda-1955-57
304	Mc-21	2435659.5	14689309.0	4958.5	0.00	90.00	252.0	anaconda-1955-57
305	Mc-22	2439032.5	14691732.0	4783.4	0.00	90.00	262.7	anaconda-1955-57
306	Mc-9	2438813.2	14690318.0	4734.1	0.00	90.00	388.5	anaconda-1955-57
307	QM-001	2435864.5	14691006.0	4944.4	0.00	90.00	400.0	* quaterra-rc
308	QM-002	2435796.5	14690582.0	4899.5	0.00	90.00	400.0	* quaterra-rc
309	QM-003	2435385.2	14690650.0	4953.5	0.00	90.00	400.0	* quaterra-rc
310	QM-004	2434806.0	14690561.0	5019.5	0.00	90.00	400.0	* quaterra-rc
311	QM-005	2434338.8	14690583.0	5030.9	0.00	90.00	450.0	* quaterra-rc
312	QM-006	2435344.0	14690076.0	4918.0	0.00	90.00	400.0	* quaterra-rc
313	QM-007	2434877.0	14690089.0	4960.8	0.00	90.00	400.0	* quaterra-rc
314	QM-008	2434859.0	14689588.0	4964.3	0.00	90.00	400.0	* quaterra-rc
315	QM-009	2434361.0	14688588.0	5095.4	0.00	90.00	400.0	* quaterra-rc
316	QM-010	2433439.8	14688012.0	5131.8	0.00	90.00	870.0	* quaterra-rc
317	QM-011	2441125.8	14690450.0	4580.5	0.00	90.00	355.0	* quaterra-rc
318	QM-012	2440654.0	14690360.0	4626.1	0.00	90.00	400.0	* quaterra-rc
319	QM-013	2440565.0	14690077.0	4621.4	0.00	90.00	290.0	* quaterra-rc
320	QM-014	2440330.5	14689877.0	4622.5	0.00	90.00	350.0	* quaterra-rc
321	QM-015	2439754.2	14690061.0	4672.8	0.00	90.00	400.0	* quaterra-rc
322	QM-016	2439295.2	14690064.0	4680.9	0.00	90.00	390.0	* quaterra-rc
323	QM-017	2439149.8	14690245.0	4710.1	0.00	90.00	450.0	* quaterra-rc
324	QM-018	2439152.8	14690250.0	4710.8	30.00	45.00	510.0	* quaterra-rc

325	QM-019	2439148.0	14690240.0	4709.7	210.00	60.00	450.0	* quaterra-rc
326	QM-020	2438814.2	14689656.0	4701.5	0.00	45.00	530.0	* quaterra-rc
327	QM-021	2438821.2	14689625.0	4701.3	180.00	60.00	450.0	* quaterra-rc
328	QM-022	2440216.8	14690168.0	4676.0	0.00	90.00	440.0	* quaterra-rc
329	QM-023	2440214.2	14690168.0	4676.2	210.00	60.00	400.0	* quaterra-rc
330	QM-024	2439750.2	14690050.0	4672.5	210.00	70.00	350.0	* quaterra-rc
331	QM-025	2439298.0	14690041.0	4678.6	210.00	60.00	520.0	* quaterra-rc
332	QM-026	2438455.8	14692500.0	4921.2	156.90	89.20	2000.0	* quaterra-core
333	QM-027	2439340.8	14690886.0	4835.4	180.00	45.00	540.0	* quaterra-rc
334	QM-028	2439341.5	14690898.0	4836.4	0.00	60.00	470.0	* quaterra-rc
335	QM-029	2439836.2	14691008.0	4797.6	180.00	45.00	500.0	* quaterra-rc
336	QM-030	2438868.2	14690852.0	4835.3	180.00	45.00	500.0	* quaterra-rc
337	QM-031	2438869.0	14690862.0	4835.8	0.00	60.00	430.0	* quaterra-rc
338	QM-032	2438339.2	14690896.0	4845.6	0.00	60.00	500.0	* quaterra-rc
339	QM-033	2438347.8	14690878.0	4845.0	270.00	45.00	490.0	* quaterra-rc
340	QM-034	2438356.5	14690878.0	4844.9	90.00	45.00	450.0	* quaterra-rc
341	QM-035	2433485.0	14687995.0	5129.2	186.00	62.70	800.0	* quaterra-rc
342	QM-036	2438847.8	14690863.0	4835.8	137.50	89.60	1917.0	* quaterra-core
343	QM-037	2433474.0	14687992.0	5129.2	272.50	60.80	900.0	* quaterra-rc
344	QM-038	2433330.8	14687579.0	5181.3	202.20	89.30	800.0	* quaterra-rc
345	QM-039	2433331.0	14687575.0	5180.8	174.90	47.30	800.0	* quaterra-rc
346	QM-040	2433319.2	14687587.0	5180.8	270.00	60.00	415.0	* quaterra-rc
347	QM-041	2432612.2	14687994.0	5335.5	41.30	89.40	1894.0	* quaterra-core
348	QM-042	2433253.8	14688630.0	5267.4	0.00	45.00	400.0	* quaterra-rc
349	QM-043	2433247.2	14688616.0	5268.5	270.00	45.00	620.0	* quaterra-rc
350	QM-044	2433462.5	14688003.0	5130.2	357.10	61.70	965.0	* quaterra-rc
351	QM-045	2433488.2	14688007.0	5129.0	119.20	45.60	800.0	* quaterra-rc
352	QM-046	2432612.5	14687995.0	5335.8	20.00	50.00	1502.0	* quaterra-core
353	QM-047	2433252.5	14688616.0	5266.8	149.40	89.40	1030.0	* quaterra-rc
354	QM-048	2434353.5	14688588.0	5096.0	270.00	60.00	1000.0	* quaterra-rc
355	QM-049	2433328.5	14689608.0	5198.4	181.80	58.60	1478.0	* quaterra-core
356	QM-050	2434358.0	14688585.0	5096.0	180.00	60.00	800.0	* quaterra-rc
357	QM-051	2434367.2	14688601.0	5095.2	0.00	45.00	400.0	* quaterra-rc
358	QM-052	2434816.2	14689064.0	4994.1	180.00	45.00	420.0	* quaterra-rc
359	QM-053	2434841.0	14689072.0	4995.3	270.00	45.00	490.0	* quaterra-rc
360	QM-054	2434871.2	14690068.0	4964.5	270.00	45.00	480.0	* quaterra-rc
361	QM-055	2435385.2	14690650.0	4953.5	0.00	45.00	500.0	* quaterra-rc
362	QM-056	2435864.5	14691006.0	4944.4	270.00	45.00	550.0	* quaterra-rc
363	QM-057	2435819.8	14691616.0	4837.8	0.00	90.00	400.0	* quaterra-rc
364	QM-059	2435821.0	14691638.0	4839.4	0.00	45.00	450.0	* quaterra-rc
366	QM-060	2435821.8	14691623.0	4844.9	270.00	45.00	400.0	* quaterra-rc
367	QM-061	2436367.2	14691558.0	4861.7	0.00	90.00	550.0	* quaterra-rc
368	QM-062	2436366.0	14691549.0	4856.2	180.00	45.00	500.0	* quaterra-rc
369	QM-063	2436860.0	14691534.0	4919.3	0.00	90.00	500.0	* quaterra-rc
370	QM-064	2436859.8	14691542.0	4919.3	0.00	45.00	650.0	* quaterra-rc
371	QM-065	2437340.0	14691523.0	4910.3	0.00	90.00	520.0	* quaterra-rc
372	QM-066	2437791.0	14691548.0	4908.1	0.00	90.00	570.0	* quaterra-rc
373	QM-067	2436591.0	14687981.0	4831.6	0.00	90.00	500.0	* quaterra-rc
374	QM-068	2438356.0	14692038.0	4925.6	0.00	90.00	600.0	* quaterra-rc
375	QM-069	2435327.5	14689601.0	5019.8	180.00	60.00	450.0	* quaterra-rc
376	QM-070	2438849.5	14692023.0	4828.4	0.00	90.00	490.0	* quaterra-rc
377	QM-071	2436912.2	14689010.0	4830.5	0.00	90.00	470.0	* quaterra-rc
378	QM-072	2439343.8	14692065.0	4852.8	0.00	90.00	860.0	* quaterra-rc
379	QM-073	2436912.2	14689018.0	4829.9	0.00	45.00	520.0	* quaterra-rc
380	QM-074	2437960.8	14689556.0	4749.6	0.00	90.00	460.0	* quaterra-rc
381	QM-075	2437528.5	14689249.0	4793.6	0.00	90.00	430.0	* quaterra-rc

382	QM-076	2437961.0	14689562.0	4746.8	0.00	45.00	490.0	* quaterra-rc
383	QM-078	2438354.5	14690525.0	4742.2	180.00	45.00	420.0	* quaterra-rc
385	QM-079	2437323.5	14690611.0	4917.0	180.00	45.00	530.0	* quaterra-rc
386	QM-080	2436820.8	14690547.0	4918.0	180.00	45.00	500.0	* quaterra-rc
387	QM-081	2436340.2	14690073.0	4855.7	180.00	45.00	510.0	* quaterra-rc
388	QM-082	2439386.0	14688689.0	4660.0	0.00	90.00	470.0	* quaterra-rc
389	QM-083	2438659.2	14688601.0	4693.4	0.00	90.00	490.0	* quaterrra-2010
390	QM-084	2437950.8	14688204.0	4735.0	0.00	90.00	450.0	* quaterrra-2010
391	QM-085	2437312.0	14688531.0	4784.0	0.00	90.00	490.0	* quaterrra-2010
392	QM-086	2436331.0	14688572.0	4918.8	0.00	90.00	400.0	* quaterrra-2010
393	QM-087	2436811.5	14687556.0	4814.1	0.00	90.00	500.0	* quaterrra-2010
394	QM-088	2436324.8	14688064.0	4848.4	180.00	60.00	480.0	* quaterrra-2010
395	QM-089	2434836.0	14688577.0	5019.4	0.00	90.00	800.0	* quaterrra-2010
396	QM-090	2433817.8	14687584.0	5101.1	0.00	90.00	430.0	* quaterrra-2010
397	QM-091	2433829.2	14688072.0	5108.0	0.00	90.00	600.0	* quaterrra-2010
398	QM-092	2433855.5	14689121.0	5078.7	0.00	90.00	400.0	* quaterrra-2010
399	QM-093	2434372.2	14689578.0	5009.6	0.00	90.00	400.0	* quaterrra-2010
400	QM-094	2436859.8	14690079.0	4810.6	0.00	90.00	500.0	* quaterrra-2010
401	QM-095	2438827.0	14690045.0	4705.3	0.00	90.00	400.0	* quaterrra-2010
402	QM-096	2438291.2	14690022.0	4792.9	0.00	90.00	440.0	* quaterrra-2010
403	QM-097	2437833.8	14690060.0	4789.9	0.00	90.00	580.0	* quaterrra-2010
404	QM-098	2437331.2	14690059.0	4810.7	0.00	90.00	570.0	* quaterrra-2010
405	QM-099	2439854.5	14692779.0	4857.7	354.40	89.30	1529.0	* quatterra-core-2010
406	QM-100	2438352.5	14693453.0	4763.7	0.00	90.00	1965.0	* quatterra-core-2010
407	QM-101	2436856.0	14689576.0	4870.9	0.00	90.00	625.0	* quaterrra-2010
408	QM-102	2434353.0	14690104.0	5058.5	0.00	90.00	700.0	* quaterrra-2010
409	QM-103	2433839.0	14689583.0	5109.4	0.00	90.00	450.0	* quaterrra-2010
410	QM-104	2433317.5	14690089.0	5158.8	0.00	90.00	500.0	* quaterrra-2010
411	QM-105	2432820.5	14687578.0	5339.0	0.00	90.00	405.0	* quaterrra-2010
412	QM-106	2433322.5	14687084.0	5172.5	0.00	90.00	400.0	* quaterrra-2010
413	QM-107	2434826.8	14687594.0	4982.5	0.00	90.00	425.0	* quaterrra-2010
414	QM-108	2436322.2	14687569.0	4876.0	0.00	90.00	355.0	* quaterrra-2010
415	QM-109	2439099.5	14694670.0	4648.2	180.00	60.00	1053.0	* quatterra-core-2010
416	QM-110	2435826.5	14688072.0	4892.5	0.00	90.00	400.0	* quaterrra-2010
417	QM-111	2435324.5	14688082.0	4928.3	0.00	90.00	400.0	* quaterrra-2010
418	QM-112	2434329.8	14688076.0	5032.3	0.00	90.00	400.0	* quaterrra-2010
419	QM-113	2434347.2	14687543.0	5031.0	0.00	90.00	350.0	* quaterrra-2010
420	QM-114	2435825.2	14688575.0	4958.8	0.00	90.00	400.0	* quaterrra-2010
421	QM-115	2435828.5	14689083.0	4944.3	0.00	90.00	600.0	* quaterrra-2010
422	QM-116	2435829.2	14689564.0	4945.2	0.00	90.00	600.0	* quaterrra-2010
423	QM-117	2436320.2	14689083.0	4882.7	0.00	90.00	400.0	* quaterrra-2010
424	QM-118	2439319.5	14688037.0	4654.2	0.00	90.00	350.0	* quaterrra-2010
425	QM-119	2438821.8	14687548.0	4679.9	0.00	90.00	550.0	* quaterrra-2010
426	QM-120	2434847.0	14691083.0	5021.2	0.00	90.00	650.0	* quaterrra-2010
427	QM-121	2434848.0	14691581.0	4931.0	0.00	90.00	580.0	* quaterrra-2010
428	QM-122	2434360.0	14692097.0	4896.8	0.00	90.00	600.0	* quaterrra-2010
429	QM-123	2435347.0	14692068.0	4887.6	0.00	90.00	670.0	* quaterrra-2010
430	QM-124	2435838.5	14692067.0	4824.2	0.00	90.00	780.0	* quaterrra-2010
431	QM-125	2436347.5	14692070.0	4794.1	0.00	90.00	500.0	* quaterrra-2010
432	QM-126	2436847.2	14692071.0	4787.7	0.00	60.00	450.0	* quaterrra-2010
433	QM-127	2437348.8	14692052.0	4804.3	0.00	90.00	700.0	* quaterrra-2010
434	QM-128	2437837.5	14692046.0	4885.2	0.00	90.00	900.0	* quaterrra-2010
435	QM-129	2436871.0	14692033.0	4780.0	0.00	90.00	802.5	* quaterrra-2010
436	QM-130	2430341.8	14689604.0	5214.3	180.00	60.00	585.0	* quaterrra-2010
437	QM-131	2430342.8	14689115.0	5255.7	0.00	90.00	965.0	* quaterrra-2010
438	QM-132	2430272.0	14688603.0	5318.4	260.00	60.00	800.0	* quaterrra-2010

439	QM-133	2431832.5	14688594.0	5198.0	180.00	60.00	550.0	* quaterrra-2010
440	QM-134	2431831.8	14688242.0	5215.9	180.00	70.00	455.0	* quaterrra-2010
441	QM-135	2432331.0	14688086.0	5285.8	0.00	90.00	475.0	* quaterrra-2010
442	QM-136	2430530.2	14686766.0	5471.5	0.00	60.00	600.0	* quaterrra-2010
443	QM-137	2430385.2	14686851.0	5491.0	60.00	70.00	500.0	* quaterrra-2010
444	QM-138	2432335.5	14687581.0	5401.2	0.00	90.00	550.0	* quaterrra-2010
445	QM-139	2432809.5	14687071.0	5248.4	0.00	90.00	400.0	* quaterrra-2010
446	QM-140	2433361.2	14686677.0	5221.3	0.00	50.00	500.0	* quaterrra-2010
447	QM-141	2433828.0	14687100.0	5122.5	0.00	90.00	530.0	* quaterrra-2010
448	QM-142	2435822.8	14687577.0	4909.3	0.00	60.00	400.0	* quaterrra-2010
449	QM-143	2434825.5	14688086.0	4993.5	0.00	90.00	450.0	* quaterrra-2010
450	QM-144	2436318.0	14688068.0	4850.3	0.00	90.00	500.0	* quaterrra-2010
451	QM-145	2436829.8	14688521.0	4861.2	180.00	60.00	675.0	* quaterrra-2010
452	QM-146	2437326.0	14687572.0	4800.3	0.00	90.00	500.0	* quaterrra-2010
453	QM-147	2437810.8	14687564.0	4756.7	0.00	90.00	400.0	* quaterrra-2010
454	QM-148	2438318.8	14687543.0	4703.1	0.00	90.00	465.0	* quaterrra-2010
455	QM-149	2437329.2	14690054.0	4807.8	180.00	60.00	750.0	* quaterrra-2010
456	QM-150	2435343.5	14691039.0	4953.4	0.00	90.00	600.0	* quaterrra-2010
457	QM-151	2435355.2	14691570.0	4906.5	0.00	90.00	535.0	* quaterrra-2010
458	QM-152	2432832.5	14689606.0	5108.4	0.00	90.00	500.0	* quaterrra-2010
459	QM-153	2431831.8	14689094.0	5172.0	0.00	90.00	515.0	* quaterrra-2010
460	QM-154	2432331.0	14688595.0	5216.4	0.00	90.00	500.0	* quaterrra-2010
461	QM-155	2432320.8	14687109.0	5339.0	180.00	60.00	575.0	* quaterrra-2010
462	QM-156	2434308.2	14687094.0	5122.6	0.00	90.00	450.0	* quaterrra-2010
463	QM-157	2439814.5	14689046.0	4638.2	0.00	90.00	435.0	* quaterrra-2010
464	QMC-1bR	2438819.5	14690856.0	4835.8	270.00	45.00	450.0	* quaterra-rc
466	QMC-21R	2438850.2	14691573.0	4831.0	0.00	90.00	400.0	* quaterra-rc
467	QMC-22R	2439821.0	14691032.0	4793.4	0.00	90.00	400.0	* quaterra-rc
468	QMC-23R	2438318.8	14691566.0	4977.5	0.00	90.00	400.0	* quaterra-rc
469	QMC-24R	2437838.8	14691054.0	4824.0	0.00	90.00	400.0	* quaterra-rc
470	QMC-25R	2437409.8	14691017.0	4836.4	0.00	90.00	350.0	* quaterra-rc
471	QMC-26R	2436850.0	14691035.0	4931.6	0.00	90.00	390.0	* quaterra-rc
472	QMC-27R	2436344.2	14691043.0	4940.4	0.00	90.00	380.0	* quaterra-rc
474	QMC-4aR	2439276.8	14691489.0	4779.2	0.00	90.00	300.0	* quaterra-rc
475	QMC-4bR	2439271.0	14691489.0	4778.8	270.00	45.00	400.0	* quaterra-rc
476	QMCC-1	2438827.5	14690867.0	4836.4	0.00	90.00	404.0	* quaterra-core
477	QMCC-10	2438354.5	14690525.0	4742.2	0.00	90.00	325.0	* quaterra-core
478	QMCC-11	2437841.0	14690547.0	4837.9	0.00	90.00	350.0	* quaterra-core
479	QMCC-12	2437322.8	14690605.0	4917.0	0.00	90.00	474.0	* quaterra-core
480	QMCC-13	2436819.0	14690540.0	4918.6	0.00	90.00	434.0	* quaterra-core
481	QMCC-14	2436343.5	14690570.0	4856.0	0.00	90.00	330.0	* quaterra-core
482	QMCC-15	2436340.5	14690075.0	4855.7	0.00	90.00	375.0	* quaterra-core
483	QMCC-16	2435832.5	14690068.0	4896.0	0.00	90.00	325.0	* quaterra-core
484	QMCC-17	2435315.8	14689632.0	5012.6	0.00	90.00	327.5	* quaterra-core
485	QMCC-18	2434836.5	14689077.0	4995.0	0.00	90.00	369.5	* quaterra-core
486	QMCC-19	2434246.8	14689049.0	5121.2	0.00	90.00	360.4	* quaterra-core
487	QMCC-2	2438343.2	14690893.0	4834.9	0.00	90.00	454.0	* quaterra-core
488	QMCC-20	2433308.8	14688598.0	5254.6	0.00	90.00	333.0	* quaterra-core
489	QMCC-3	2439323.0	14690876.0	4823.5	0.00	90.00	399.0	* quaterra-core
490	QMCC-4	2439286.0	14691489.0	4778.2	0.00	90.00	304.0	* quaterra-core
491	QMCC-5	2439847.8	14691539.0	4687.5	0.00	90.00	318.5	* quaterra-core
492	QMCC-6	2440341.8	14691522.0	4647.3	0.00	90.00	359.0	* quaterra-core
493	QMCC-7	2439850.0	14691942.0	4747.1	0.00	90.00	410.0	* quaterra-core
494	QMCC-8	2440351.0	14692035.0	4668.8	0.00	90.00	356.0	* quaterra-core
495	QMCC-9	2440829.2	14692051.0	4610.6	0.00	90.00	350.0	* quaterra-core
496	QME-1	2439631.8	14689935.0	4662.0	0.00	90.00	324.0	* quaterra-core

497	QME-10R	2440620.8	14691016.0	4659.3	0.00	90.00	400.0	* quaterra-rc
498	QME-2	2439495.8	14689995.0	4668.4	0.00	90.00	300.5	* quaterra-core
499	QME-3	2438029.5	14687909.0	4736.1	0.00	90.00	303.0	* quaterra-core
500	QME-4	2437379.5	14687894.0	4830.0	0.00	90.00	115.0	* quaterra-core
501	QME-4aR	2437360.8	14687885.0	4830.5	0.00	90.00	230.0	* quaterra-rc
502	QME-5	2438309.0	14687637.0	4729.7	0.00	90.00	72.5	* quaterra-core
503	QME-5aR	2438310.2	14687629.0	4730.1	210.00	50.00	80.0	* quaterra-rc
504	QME-6R	2437149.2	14687213.0	4811.5	0.00	90.00	200.0	* quaterra-rc
505	QME-75R	2441062.8	14689502.0	4598.8	0.00	90.00	350.0	* quaterra-rc
506	QME-76R	2441504.0	14689931.0	4566.9	0.00	90.00	350.0	* quaterra-rc
507	QME-77R	2442063.2	14689678.0	4563.0	0.00	90.00	350.0	* quaterra-rc
508	QME-78R	2440550.0	14688604.0	4606.5	0.00	90.00	350.0	* quaterra-rc
509	QME-79R	2441092.5	14688950.0	4590.7	0.00	90.00	350.0	* quaterra-rc
510	QME-80R	2441558.5	14689250.0	4580.4	0.00	90.00	350.0	* quaterra-rc
511	QME-81R	2441952.2	14689420.0	4573.4	0.00	90.00	350.0	* quaterra-rc
512	QME-8R	2437160.8	14687917.0	4835.2	0.00	90.00	340.0	* quaterra-rc
513	QME-9R	2436903.8	14688926.0	4818.7	0.00	90.00	200.0	* quaterra-rc
514	QMT-1	2437253.8	14688737.0	4810.5	0.00	90.00	300.0	* qmt-core-twin
515	QMT-10aR	2439180.2	14689554.0	4682.1	30.00	55.00	350.0	* qmt-core-twin
517	QMT-10bR	2439175.8	14689545.0	4682.4	0.00	90.00	350.0	* qmt-core-twin
518	QMT-11	2439016.0	14689094.0	4612.9	0.00	90.00	284.0	* qmt-core-twin
519	QMT-11aR	2439030.8	14689091.0	4613.1	0.00	90.00	300.0	* qmt-rc-twin
520	QMT-12	2438257.5	14687970.0	4715.5	0.00	90.00	317.0	* qmt-core-twin
521	QMT-12aR	2438239.0	14687972.0	4715.0	0.00	90.00	110.0	* qmt-rc-twin
522	QMT-13	2439285.5	14689237.0	4610.2	0.00	90.00	309.2	* qmt-core-twin
523	QMT-13aR	2439275.0	14689230.0	4610.6	0.00	90.00	300.0	* qmt-rc-twin
524	QMT-14	2439284.0	14689235.0	4610.3	210.00	55.00	360.0	* qmt-core-twin
525	QMT-14aR	2439294.8	14689255.0	4610.3	30.00	55.00	350.0	* qmt-rc-twin
526	QMT-14bR	2439268.5	14689217.0	4610.3	210.00	55.00	350.0	* qmt-rc-twin
527	QMT-15aR	2439516.2	14689328.0	4640.1	0.00	90.00	350.0	* qmt-rc-twin
529	QMT-16	2438937.0	14688242.0	4692.8	0.00	90.00	455.0	* qmt-core-twin
530	QMT-16aR	2438923.8	14688239.0	4694.2	0.00	90.00	450.0	* qmt-rc-twin
531	QMT-17	2440005.2	14689723.0	4641.1	0.00	90.00	350.0	* qmt-core-twin
532	QMT-17aR	2439996.0	14689697.0	4641.4	210.00	55.00	350.0	* qmt-rc-twin
533	QMT-17bR	2439999.8	14689704.0	4641.3	0.00	90.00	350.0	* qmt-rc-twin
534	QMT-18	2440186.2	14689631.0	4628.3	0.00	90.00	400.0	* qmt-core-twin
535	QMT-18aR	2440201.8	14689648.0	4629.7	210.00	55.00	350.0	* qmt-rc-twin
536	QMT-18bR	2440204.2	14689653.0	4630.0	0.00	90.00	350.0	* qmt-rc-twin
537	QMT-19	2437304.2	14687190.0	4805.9	0.00	90.00	200.0	* qmt-core-twin
538	QMT-1aR	2437268.8	14688711.0	4810.2	0.00	90.00	300.0	* qmt-rc-twin
539	QMT-1bR	2437268.5	14688741.0	4810.0	0.00	90.00	300.0	* qmt-rc-twin
540	QMT-2	2437254.0	14688729.0	4810.0	210.00	55.00	300.0	* qmt-core-twin
541	QMT-2aR	2437260.2	14688696.0	4810.8	210.00	55.00	170.0	* qmt-rc-twin
542	QMT-3	2437823.0	14688916.0	4758.9	0.00	90.00	352.5	* qmt-core-twin
543	QMT-3aR	2437845.0	14688915.0	4759.7	0.00	90.00	400.0	* qmt-rc-twin
544	QMT-4	2438135.5	14689081.0	4715.5	0.00	90.00	422.3	* qmt-core-twin
545	QMT-5	2438133.8	14689078.0	4715.5	195.00	57.00	352.0	* qmt-core-twin
546	QMT-5aR	2438172.2	14689063.0	4715.1	210.00	55.00	400.0	* qmt-rc-twin
547	QMT-6	2438811.0	14689643.0	4701.6	0.00	90.00	394.7	* qmt-core-twin
548	QMT-7	2438260.5	14688719.0	4707.8	0.00	90.00	424.0	* qmt-core-twin
549	QMT-8	2438883.2	14689282.0	4667.6	0.00	90.00	353.0	* qmt-core-twin
550	QMT-8aR	2438798.2	14689285.0	4667.7	0.00	90.00	400.0	* qmt-rc-twin
551	QMT-9	2438283.0	14688477.0	4708.4	0.00	90.00	248.0	* qmt-core-twin
552	USBM-3	2438018.8	14689161.0	4473.4	0.00	90.00	428.0	usbm-1952
553	USBM-4	2438225.8	14689096.0	4463.4	0.00	90.00	469.0	usbm-1952
554	USBM-5	2439001.5	14689099.0	4423.4	0.00	90.00	510.0	usbm-1952

555	USBM-6	2438823.2	14690857.0	4543.4	0.00	90.00	409.5	usbm-1952
556	USBM-7	2438131.5	14690832.0	4563.4	0.00	90.00	428.0	usbm-1952
557	SBM-8	2438843.0	14691045.0	4743.4	0.00	90.00	394.0	usbm-1952